2024
Annual Report



HCI Group, Inc.

www.hcigroup.com



About HCI Group, Inc.

HCI Group is a holding company with two distinct operating units. The first unit includes four top-performing insurance companies, a captive reinsurance company, and operations in claims management and real estate. The second unit, called Exzeo Group, is a leading innovator of insurance technology that utilizes advanced underwriting algorithms and data analytics. Exzeo empowers property and casualty insurers to transform underwriting outcomes and achieve industry-leading results.

The company's common shares trade on the New York Stock Exchange under the ticker symbol "HCI" and are included in the Russell 2000 and S&P SmallCap 600 Index. HCI Group, Inc. regularly publishes financial and other information in the Investor Information section of the company's website. For more information about HCI Group and its subsidiaries, visit www.hcigroup.com.





"In 2024, we achieved record levels of in-force premium, strengthened our underlying underwriting profitability, and delivered meaningful returns to our shareholders. As we look to the future, we see significant opportunities to unlock additional value at Exzeo and expand its impact across a broader segment of the insurance market."

— Paresh Patel,
Chairman & Chief Executive Officer



Dear Fellow Shareholders,

2024 was a remarkable year by any measure. We successfully managed the impact of three Florida landfalling hurricanes, achieved a double-digit reduction in our underlying combined ratio, and grew our insurance business by over 20%. Any one of these accomplishments would define a successful year, but we achieved all three, while also reducing debt and increasing profitability.

Due to claims arising from Hurricanes Debby, Helene, and Milton, we anticipate paying out over half a billion dollars to support our policyholders in their recovery efforts. Despite these significant events, we achieved strong profitability for the year, reporting diluted earnings of $8.89 per share. These results underscore the strength and resilience that characterize a well-capitalized insurance company. HCI remains in a solid and improving financial position.

This has further solidified my conviction that we possess a distinctive advantage absent in the broader industry—our proprietary, homegrown technology. Our technology supports over $1.2 billion in premiums across the four insurance companies under HCI. But this represents just 1% of the U.S. homeowners' insurance market. We can keep the technology to ourselves or, now that it has a proven track record, offer it to the rest of the industry. At a time when insurance companies everywhere are under pressure, we offer them a different, more optimistic path.

Therefore, at the end of 2024, we reorganized our operations to establish our market-leading technology platform and insurance management operations as a standalone business unit, now known as Exzeo Group Inc. In conjunction with this reorganization, we are actively exploring strategic opportunities to expand Exzeo's reach and deliver our technology to a broader segment of the insurance market.

Beyond insurance and technology, we have other businesses that would be considered successful if they did not live in the shadows of our insurance operations.

Our real estate subsidiary – Greenleaf – has now bought several properties, improved their market value, and then sold them at a profit. We continue to own several premier assets, whose book value reflects their original purchase price, while their true worth continues to appreciate over time.

Our in-house reinsurance subsidiary – Claddaugh – is growing in size. A business that we started with $2 million of shareholder capital, is now one of the best performing reinsurers based on long-term return on equity. Again, the value creation may not be obvious but it is growing as well.

Finally, we have a claims handling group – Griston – that handled over 22,000 claims across multiple states and multiple catastrophe events in 2024. Despite each claim being handled individually, because each individual policyholder needs assistance, it is now being done with tremendous efficiency because of the technology developed by Exzeo.

In closing, we are proud of our execution and financial performance in 2024. We achieved record levels of in-force premium, strengthened our underlying underwriting profitability, and delivered meaningful returns to our shareholders. As we look to the future, we see significant opportunities to unlock additional value through our technology developed by Exzeo and expand its impact across a broader segment of the insurance market. We remain focused on disciplined growth, innovation, and creating long-term value for all stakeholders.

Sincerely,

Paresh Patel
Chairman & CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-34126

HCI Group, Inc.
(Exact name of Registrant as specified in its charter)

Florida	**20-5961396**
(State of Incorporation)	**(IRS Employer Identification No.)**

3802 Coconut Palm Drive
Tampa, FL 33619
(Address, including zip code, of principal executive offices)
(813) 849-9500
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, no par value	**HCI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒		Accelerated filer ☐
Non-accelerated filer ☐		Smaller reporting company ☐
		Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2024, computed by reference to the price at which the common stock was last sold on June 30, 2024, was $794,917,110.

The number of shares outstanding of the registrant's common stock, no par value, on February 21, 2025 was 10,766,734.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Form 10-K is incorporated by reference from the registrant's definitive proxy statement which will be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

HCI GROUP, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

ITEM 1 – *Business*

<u>*General*</u>

Incorporated in 2006, HCI Group, Inc. is a Florida-based company that, through its subsidiaries, is engaged in property and casualty insurance, information technology services, insurance management, real estate and reinsurance. References to "we," "our," "us," "the Company," or "HCI" in this Form 10-K generally refer to HCI Group, Inc. and its subsidiaries. Our principal executive offices are located at 3802 Coconut Palm Drive, Tampa, Florida 33619, and our telephone number is (813) 849-9500.

As described in *Change in Segment Information* under Note 1 — "Nature of Operations" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K, our organizational change during the third quarter of 2024 has grouped all insurance subsidiaries into one single operating segment to enhance operational efficiency and simplify financial reporting. Accordingly, we manage our operations in the following organizational segments, based on managerial emphasis and evaluation of financial and operating performances:

a) Insurance Operations

- *Property and casualty insurance*
- *Reinsurance and other auxiliary operations*

b) TypTap Group

- *Insurance management services*
- *Information technology*
- *Reinsurance brokerage services*

c) Reciprocal Exchange Operations

d) Real Estate Operations

e) Other Operations

- *Attorney-in-fact services*
- *Holding company operations*

<u>*Insurance Operations*</u>

Property and Casualty Insurance

We currently have three insurance subsidiaries. Our active insurance subsidiaries are Homeowners Choice Property & Casualty Insurance Company, Inc. ("HCPCI") and TypTap Insurance Company ("TTIC"). A third insurance subsidiary, perRisk Insurance Company, has yet to conduct its surplus lines insurance business. We use internally developed software technologies to drive efficiency in claim processing and claims settlements, identify profitable underwriting opportunities, generate savings and streamline operations across our insurance operations. In addition, software is also used to analyze potential and current properties based on statistical models for catastrophic events, allowing us to pursue the optimal candidates for insurance coverage.

Our insurance subsidiaries provide various forms of residential insurance products such as homeowners insurance, fire insurance, and wind-only insurance to homeowners, condominium owners and tenants for properties primarily located in Florida and in various states outside of Florida. We formerly provided flood insurance coverage in Florida. However, the offering of flood insurance policies was terminated in 2023 due to the reduced availability and affordability of flood reinsurance coverage. Although we conduct insurance business in many states, Florida remains our primary market.

Our insurance business has grown both organically and through strategic policy assumptions, which have been a key driver of our expansion. We have participated in legislatively mandated take-out programs, designed to reduce the state's risk exposure by transitioning policies from Citizens Property Insurance Corporation ("Citizens"), a Florida state supported insurer, to private insurers. We selectively pursue additional assumption opportunities with Citizens when they align with our risk appetite and growth strategy. We also accepted the transfer or assumption of policies from other insurance companies in Florida and/or any other state in which we operate. The table below shows the number of policies assumed from Citizens by our insurance subsidiaries and annualized gross premiums during the last two years:

Year	Policies Assumed	Annualized Gross Premiums ('000)
2024	52,805	$315,062
2023	59,860	224,789
Total	112,665	$539,851

Reinsurance and other auxiliary operations

We have a Bermuda domiciled wholly owned reinsurance subsidiary, Claddaugh Casualty Insurance Company Ltd ("Claddaugh"). We selectively retain risk in Claddaugh, reducing the cost of third party reinsurance. Claddaugh fully collateralizes its exposure to a ceding company by depositing funds into a trust account. Claddaugh may mitigate a portion of its risk through retrocession contracts, however Claddaugh did not enter into any retrocession contracts for the 2024-2025 treaty year. Currently, Claddaugh does not provide reinsurance to non-affiliates. Other auxiliary operations include claim adjusting and processing services.

For the years ended December 31, 2024, 2023 and 2022, revenues from insurance operations before intracompany elimination represented 82.3%, 86.9% and 95.4%, respectively, of total revenues of all operating segments. At December 31, 2024 and 2023, insurance operations' total assets represented 83.7% and 87.0%, respectively, of the combined assets of all operating segments. See Note 17 — "Segment Information" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Nature of Our Insurance Business

The nature of our business is to cover losses that may arise from, among other things, hurricanes and other catastrophic events such as tornadoes, floods and winter storms. The occurrence of any such catastrophes could have a significant adverse effect on our business, results of operations, and financial condition. To mitigate the risk associated with catastrophic events, we purchase reinsurance from other large insurance companies. Even without catastrophic events, we may incur losses and loss adjustment expenses that deviate substantially from our estimates and that may exceed our reserves, in which case our net income and capital would decrease. Our operating and growth strategies may also be impacted by regulation of our business by the State of Florida and other states in which we operate. For example, insurance regulators must approve our policy forms and premium rates as well as monitor our compliance with financial and regulatory requirements. See Item 1A, "Risk Factors," below.

Insurance Business Strategy

We operate in highly competitive markets where we face competition from national, regional and residual market insurance companies. We may also face competition from new entrants in our markets, and such entrants may create pricing pressure that could lead to overall premium reductions.

Our competitive strategies focus on the following key areas:

- Exceptional service – We are committed to maintaining superior service to our policyholders and agents.

- Claims settlement practices – We focus on fair and timely settlement of policyholder claims.

- Disciplined underwriting – We analyze exposures and utilize available underwriting data to ensure policies meet our selective criteria.

- New product offerings – We may cross-sell additional insurance products to our existing policyholders in order to broaden our lines of business and product mix or identify other lines of insurance to offer.

- Effective and efficient use of technology – We strive to add or improve technology that can effectively and efficiently enhance service to our policyholders and agents. For instance, we use our internally developed application, *ClaimColony*^{TM}, to increase the efficiency of our claims processing and settlement.

- Geographical expansion – We continue to pursue opportunities to further expand our business within the state of Florida and in other states to increase overall geographic diversification. HCPCI and TTIC currently have regulatory approvals to underwrite residential property and casualty insurance in various states.

- Distribution channel – We continue to improve our relationship with independent agents through collaboration and implementation of technologies that facilitate independent agents in finding the right insurance policies for their clients. In fact, this agency relationship is essential to the organic growth of TTIC.

Seasonality of Our Insurance Business

Our insurance business is seasonal. Hurricanes and tropical storms affecting Florida, our primary market, and other southeastern states typically occur during the period from June 1st through November 30th of each year. Winter storms in the northeast usually occur during the period between December 1st and March 31st of each year. In addition, our reinsurance contracts are generally effective June 1st of each year, and any variation in the cost of our reinsurance, whether due to changes in reinsurance rates, coverage levels or changes in the total insured value of our policy base, will be reflected in our financial results beginning June 1st of each year.

Government Regulation over Insurance Business

We are subject to the laws and regulations in any state in which we conduct our insurance business. The regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders as opposed to the interests of shareholders. Such regulations relate to a wide variety of financial and non-financial matters including:

- authorized lines of business;

- capital and surplus requirements;

- approval of allowable rates and forms;

- approval of reinsurance contracts;

- investment parameters;

- underwriting limitations;

- transactions with affiliates;

- dividend limitations;

- changes in control; and

- market conduct.

Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material, adverse effect on our business, results of operations or financial condition.

State Licensure and Approval

All states require licensure and regulatory approval prior to the marketing of insurance products. Typically, licensure review is comprehensive and includes a review of a company's business plan, solvency, reinsurance, rates, and forms, the character of its officers and directors and other of its financial and non-financial aspects. The regulatory authorities may prevent entry into a new market by not granting a license. In addition, regulatory authorities may preclude or delay our entry into markets by disapproving or withholding approval of our product filings.

Statutory Reporting and Examination

All insurance companies must file quarterly and annual statements with certain regulatory agencies in any state in which they are licensed to transact business and are subject to regular and special examinations by those agencies. The National Association of Insurance Commissioners mandates that all insurance companies be examined a minimum of once every five years. However, the Florida Department of Financial Services, Office of Insurance Regulation ("FLOIR") has the authority to conduct an examination whenever it is deemed appropriate. As of the date of issuance of this report, the FLOIR is conducting a financial examination of our insurance subsidiaries, HCPCI and TTIC, for the year ended December 31, 2023.

Liability for Losses and Loss Adjustment Expenses

Our liability for losses and loss adjustment expenses represents our estimate of the total cost of (i) claims that have been incurred, but not yet paid ("case reserves"), (ii) losses that have been "incurred but not yet reported" ("IBNR"), and (iii) loss adjustment expenses ("LAE") which are intended to cover the ultimate cost of adjusting, investigating and settling claims, including investigation and defense of lawsuits resulting from such claims. We base our estimates on various assumptions and actuarial data we believe to be reasonable under the circumstances. The process of estimating the liability is inherently subjective and is influenced by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments.

Significant time can elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. Our liability for losses and LAE, which we believe represents the best estimate at a given point in time based on facts, circumstances and historical trends then known, may necessarily be adjusted to reflect additional facts that become available during the loss settlement period.

For a discussion and summary of the activity in the liability for losses and LAE for the years ended December 31, 2024, 2023 and 2022, see Note 15 — "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Loss Development

Our liability for losses and LAE represents estimated costs ultimately required to settle all claims for a given period. See Note 15 — "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K for the net incurred and paid loss development tables for the years 2015 through 2024 and their reconciliation to the estimated liability for losses and LAE as of December 31, 2024.

TypTap Group

TypTap Insurance Group, Inc. ("TTIG"), our majority-owned subsidiary, currently has four subsidiaries: TypTap Management Company ("TTM"), Exzeo USA, Inc., Dark Horse Re, LLC, and Cypress

Tech Development Company which also owns Exzeo Software Private Limited, a subsidiary domiciled in India. TTM is responsible for managing activities such as claims processing, policyholder service/support, marketing, premium payment collection, underwriting and insurance application processing. TTM uses internally developed software technologies to drive efficiency in claim processing and claims settlements, identify profitable underwriting opportunities, generate savings and streamline operations. Our internally developed software analyzes both potential and existing properties using statistical models for catastrophic events, allowing us to pinpoint optimal candidates for insurance coverage.

Insurance Management Services

TTIG's insurance management services focus on optimizing the insurer client's operational efficiency, risk management, and regulatory compliance. These services include assisting with reinsurance arrangements, managing claims processes, and overseeing underwriting practices to ensure profitability and risk control. Additionally, they involve analyzing claims data and market trends to improve pricing models, advising on insurance policy design, and ensuring adherence to regulatory requirements.

Information Technology

TTIG's information technology operations include a team of experienced software developers with extensive knowledge in designing and creating web-based applications. Based in Tampa, Florida and Noida, India, these operations focus on delivering innovative, cloud-based products and services that support in-house operations as well as our third-party relationships with our agency partners and claim vendors. Products created thus far have been solely for use by the Company's insurance-related subsidiaries.

SAMS™

SAMS is an online policy administration platform. SAMS processes the full life cycle of a policy from policy quoting and issuance to agency management, cash receipts/disbursements, claims reserving and claim payments.

Harmony™

Harmony is the next generation policy administration platform. The innovative *Harmony* system easily supports multiple companies and their products. In addition to supporting the full life cycle of a policy, *Harmony* also provides advanced underwriting capabilities as well as a simplified user experience for quoting and binding.

ClaimColony™

ClaimColony is an end-to-end claims management platform used by insurance companies, third-party administrators, independent adjusters and insurance litigation services. Its unique capabilities include customizable workflows, real-time reporting, vendor management, and the ability to efficiently handle high claim volume. ClaimColony supports the entire claim lifecycle and offers rich integration capabilities with policy administration systems such as SAMS and Harmony. Additionally, ClaimColony provides accounting and bookkeeping support, for a comprehensive claims solution.

AtlasViewer®

AtlasViewer is a mapping and data visualization platform. *AtlasViewer* allows users to map location-based data from multiple sources for a customized view of their data. The unique multilayered analysis improves decision making by providing unique insights into the data. Users can also securely share their maps and data with others, making the information instantly available to all invited users.

Reinsurance Brokerage Services

Through our subsidiary Dark Horse Re, we provide expert reinsurance brokerage services to help insurance companies manage risk by acting as an intermediary between the insurer client and reinsurers. We design tailored reinsurance solutions by assessing our insurer client's risk portfolio.

For the years ended December 31, 2024, 2023 and 2022, revenues from TypTap Group before intracompany elimination represented 12.5%, 11.6% and 0.6%, respectively, of total revenues of all operating segments. At December 31, 2024 and 2023, TypTap Group's total assets represented 3.6% and 1.9%, respectively, of the combined assets of all operating segments. See Note 17 — "Segment Information" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Reciprocal Exchange Operations

Reciprocal Exchange Operations refer to the activities of consolidated variable interest entities, Condo Owners Reciprocal Exchange ("CORE") and Tailrow Insurance Exchange ("Tailrow"). CORE provides commercial residential multiple peril insurance, while Tailrow specializes in fire and homeowners multiple peril insurance. At the reporting date, Tailrow had yet to commence its insurance operations.

A reciprocal insurance exchange is a policyholder-owned entity where members, known as subscribers, gain ownership by purchasing an insurance policy. These subscribers collectively assume one another's risks by exchanging insurance contracts, effectively acting as both insurers and insureds. The exchange's operations are managed by an attorney-in-fact ("AIF") company, which oversees general administration, marketing, underwriting, accounting, policy administration, claims adjusting, and information technology.

Real Estate Operations

Our real estate operations consist of multiple properties we own and operate for investment purposes and also properties we own and use for our own operations.

Properties Used in Operations

Our real estate used in operations consists of an office building located in the Sabal Palms Industrial Park in Tampa, Florida with gross area of 63,880 square feet, our insurance operations site with gross area of approximately 16,000 square feet in Ocala, Florida, as well as an office building located in the Westshore district of Tampa, Florida with a gross area of 71,177 square feet. The Ocala location, in addition to day-to-day operational use, serves as our alternative site in the event we experience any significant disruption at our Tampa offices.

Investment Properties

Our portfolio of investment properties includes two waterfront properties consisting of a total of 17.1 acres and a five-acre submerged land lease. One waterfront property contains a building structure that we currently lease to Crabby Bill's restaurant and a marina while the second houses retail space and a marina with high and dry storage. We acquired the marina operations in connection with our purchase of the waterfront properties and we continue to operate two marinas to enhance the property values. The table below sets forth information concerning our investment properties.

Description/Location	Year Acquired	Net Rentable Space (SF)	Anchor Tenant
Waterfront property Tierra Verde, Florida	2011	22,548	Tierra Verde Marina (a)
Waterfront property Treasure Island, Florida	2012	12,790	Crabby's On the Pass restaurant
Retail shopping center Riverview, Florida	2018	8,400	Thorntons, LLC
Retail shopping center Clearwater, Florida	2018	54,341	ALDI supermarket
Vacant land Tampa, Florida	2019	(b)	(b)
Vacant land under development Haines City, Florida	2023	(b)	(b)
Office buildings Tampa, Florida	2023	189,147	(b)

(a)   Affiliate.
(b)   Not applicable.

Other Operations

Attorney-in-fact services

We currently provide attorney-in-fact services through two wholly owned subsidiaries: Core Risk Managers, LLC ("CRM") and Tailrow Risk Managers, LLC ("TRM"). Our AIF services include underwriting insurance policies, managing claims, handling financial operations, regulatory compliance and reporting, and managing investments and operational expenses.

Holding company operations

Activities of our holding company, HCI Group, Inc., plus other companies that do not meet the quantitative and qualitative thresholds for a reportable segment comprise the operations of this segment.

Insurance operations are supported by HCI Group, Inc. and certain HCI subsidiaries. Such operational support services consist of general administration, marketing, underwriting, accounting, policy administration, claim adjusting, and information technology. In particular, we leverage our internally developed software technologies to drive efficiency in claim process and claims settlement, identify underwriting profitability, and improve satisfaction of our policyholders and agents within our insurance business.

Financial Highlights

The following table summarizes our financial performance during the years ended December 31, 2024, 2023 and 2022:

(Amounts in millions except per share amounts)

	2024	2023	2022
For the year ended December 31:			
Net premiums earned	$ 677.6	$ 495.9	$ 463.6
Total revenue	$ 750.1	$ 550.7	$ 499.6
Losses and loss adjustment expenses	$ 374.7	$ 254.6	$ 371.5
Income (loss) before income taxes	$ 173.4	$ 117.7	$ (68.4)
Net income (loss)	$ 127.6	$ 89.3	$ (54.6)
Net income (loss) after noncontrolling interests	$ 110.0	$ 79.0	$ (58.5)
Earnings (loss) per share:			
Basic	$ 10.59	$ 9.13	$ (6.24)
Diluted	$ 8.89	$ 7.62	$ (6.24)
Dividends per share	$ 1.60	$ 1.60	$ 1.60
Net cash provided by operating activities	$ 331.8	$ 230.7	$ —
Cash dividends paid on common stock*	$ 16.6	$ 13.7	$ 15.2
At December 31:			
Total investments	$ 874.7	$ 520.3	$ 615.6
Cash and cash equivalents	$ 532.5	$ 536.5	$ 234.9
Total assets	$2,230.2	$1,811.3	$1,803.3
Total liabilities	$1,761.1	$1,388.0	$1,548.5
Redeemable noncontrolling interest	$ 1.7	$ 96.2	$ 93.6
Total equity	$ 467.4	$ 327.2	$ 161.3
Common shares outstanding (in millions)	10.8	9.7	8.6

* Net of cash dividends received under share repurchase forward contract.

Environmental Matters

As a property owner, we are subject to regulations under various federal, state, and local laws concerning the environment, including laws addressing the discharge of pollutants into the air and water and the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites.

Work Environment

We adhere to a harassment prevention policy which details how to report and respond to harassment issues and prohibits any form of retaliation. This includes mandatory harassment prevention training for all employees.

We are committed to paying a living wage to all of our full-time employees. We offer competitive benefits to our employees including options for health coverage and short-term and long-term disability insurance at no cost to the employee. We also award restricted stock to employees to align their interests with stockholder interests.

Additionally, our Bravo program allows employees to earn paid time off as well as cash bonuses for engaging in charitable causes, continued education and professional development activities.

Diversity

We value a diverse and inclusive work environment and accordingly our workforce consists of men and women of many races, religions, and national origins. We forbid any form of discrimination based upon race, gender, religion, or ethnicity.

Our Board is highly diverse in terms of gender, ethnicity, culture, education and business backgrounds, and our U.S.-based workforce is 62% female and approximately 42% non-white.

Employees

As of February 15, 2025, we employed a total of 552 full-time individuals. In addition, we employed 12 employees through a professional employer organization.

Available Information

We file annual, quarterly, and current reports with the U.S. Securities and Exchange Commission ("SEC"). These filings are accessible free of charge on our website, www.hcigroup.com (click "SEC filings" at the "Investor Information" tab), as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, which can be accessed via the SEC's website at www.sec.gov.

ITEM 1A – *Risk Factors*

Our business is subject to a number of risks, including those described below, which could have a material effect on our results of operations, financial condition or liquidity and could cause our operating results to vary significantly from period to period.

Business and operational risks

Our historical revenue growth was derived primarily through policy assumptions and acquisitions. We cannot guarantee that future policy assumptions and acquisitions will be available to the extent they have in the past.

A substantial portion of our historical revenue has been generated from policies assumed from Citizens and other insurance companies, our acquisition of policies from several Florida insurance companies, and subsequent renewals of these policies. Our ability to grow our premium base may depend upon the availability of future policy assumptions and acquisitions upon acceptable terms. We cannot provide assurance that such opportunities will arise in the future.

Although we have begun providing insurance services in other states, our insurance business is primarily in Florida. Thus, any catastrophic event or other condition affecting losses in Florida could adversely affect our financial condition and results of operations.

Any catastrophic event, a destructive weather pattern, a general economic trend, regulatory developments or other conditions specifically affecting the state of Florida could have a disproportionately adverse impact on our business, financial condition, and results of operations. While we actively manage our exposure to catastrophic events through our underwriting process and the purchase of reinsurance, the fact that our business is concentrated in the state of Florida subjects it to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and tornadoes. Changes in the prevailing regulatory, legal, economic, political, demographic and competitive environment, and other conditions in the state of Florida could also make it less attractive for us to do business in Florida and would have a more pronounced effect on our business than it would on other insurance companies that are more geographically diversified. Since our business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in the state of Florida could have an adverse effect on our business, financial condition, and/or results of operations.

Our results may fluctuate based on many factors including cyclical changes in the insurance industry.

The insurance industry historically has been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable underwriting profits. As premium levels increase, there may be new entrants to the market, which could subsequently lead to a decrease in premium levels. Any of these factors could lead to a significant reduction in premium rates in future periods, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material, adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly.

We cannot predict whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our business would be materially and adversely affected.

We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of our chief executive officer or other key senior management personnel could harm our business and future prospects.

Our performance largely depends on the talents and efforts of highly-skilled and experienced individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that we will provide adequate incentives to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

Our operations are highly dependent on the efforts of our senior executive officers, particularly our chief executive officer, Paresh Patel, as well as our chief financial officer, Mark Harmsworth, and the President of our Real Estate Division, Anthony Saravanos. The loss of their leadership, industry knowledge and experience could negatively impact our operations. However, we have management succession plans to lessen any such negative impact. We maintain key-man life insurance on Mr. Patel although such policy may be insufficient to cover the damage resulting from the loss of Mr. Patel's services.

Our information technology systems may fail or be disrupted, which could adversely affect our business.

Our insurance business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform underwriting and other modeling functions necessary for writing business, as well as to handle our policy administration process (i.e., the printing and mailing of our policies, endorsements, renewal notices, etc.). The failure or disruption of these systems could interrupt our operations and result in a material, adverse effect on our business.

The growth of our insurance business is dependent upon the successful development and implementation of advanced computer and data processing systems as well as the development and deployment of new information technologies to streamline our operations, including policy underwriting, production and administration and claim processing. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations. Additionally, our computer and data processing systems could become obsolete or could cease to provide a competitive advantage in policy underwriting, production and administration and claim processing which could negatively affect our future results of operations.

We conduct our business primarily from offices located in Tampa, Florida where tropical storms could damage our facilities or interrupt our power supply. We currently provide a hybrid work from home strategy for a majority of our workforce. This availability is provided through our highly available redundant cloud infrastructure. The loss or significant impairment of functionality in these facilities for any reason could have a material, adverse effect on our business. We believe this hybrid work strategy and redundant cloud infrastructure provides sufficient redundancies to replace our facilities if functionality is impaired. We contract with a third-party vendor to maintain complete daily backups of our systems, which are stored at the vendor's facility in Atlanta, Georgia. We additionally use industry leading internet cloud infrastructure providers to host some of our data processing systems. These cloud providers ensure redundancy across geographic regions with additional daily system backups. Access to these databases and hosted environments is strictly controlled and limited to authorized personnel. In the event of a disaster causing a complete loss of functionality at our Tampa locations, we plan to use our alternative office in Ocala, Florida temporarily to continue our operations.

Increased competition, competitive pressures, industry developments, and market conditions could affect the growth of our business and adversely impact our financial results.

The property and casualty insurance industry is cyclical and highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk-sharing mechanisms. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large, well-established national companies, smaller regional companies, other specialty insurers in our field, and new entrants to the market. Many of these competitors have greater financial resources, larger agency networks and greater name recognition than our company. Additionally, our competitors may merge or acquire one another and further increase their combined financial resources and agency networks. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverage offered, availability of coverage desired by customers, commission structure, and quality of service. We may have difficulty continuing to compete successfully on any of these bases in the future. Competitive pressures coupled with market conditions may affect our rate of premium growth and financial results.

HCPCI and TTIC have each obtained a Demotech rating of "A Exceptional," which is accepted by major mortgage companies operating in the state of Florida and many other states. Mortgage companies may require homeowners to obtain property insurance from an insurance company with an acceptable A.M. Best rating, which we do not currently have. Such a requirement could prevent us from expanding our business unless we obtain such rating, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies. A downgrade or loss of our Demotech rating could result in a substantial loss of business in the event insureds move their business to insurers with a sufficient financial strength rating. A credit rating downgrade could also result in a significant reduction in the number of policies that our agency networks can sell.

There are inherent limitations and risks related to our projections and our estimates of claims and loss reserves. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business, and our ability to compete in the property and casualty insurance industry may be negatively affected. In addition, industry developments could further increase competition in our industry. These developments could include—

- an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business because of better pricing and/or terms;

- new programs or changes to existing programs in which federally or state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets;

- changes in Florida's or any other states' regulatory climate; and

- the enactment of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiaries.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available.

If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

If our actual losses from claims exceed our loss reserves, our financial results would be adversely affected.

Our objective is to establish loss reserves that are adequate and represent management's best estimate of the ultimate cost to investigate and settle each specific claim. However, the process of establishing adequate reserves is complex and inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. We regularly monitor and evaluate loss and loss adjustment expense reserve development to determine reserve adequacy.

Due to these uncertainties, the ultimate losses may vary materially from current loss reserves which could have a material, adverse effect on our future financial condition, results of operations and cash flows.

Our failure to pay claims accurately could adversely affect our insurance business, financial results and capital requirements.

We rely on our claims personnel to accurately evaluate and pay the claims made under our policies. Many factors could affect our ability to accurately evaluate and pay claims, including the accuracy of our independent adjusters as they make their assessments and submit their estimates of damages; the training, background, and experience of our claims representatives; the ability of our claims personnel to ensure consistent claims processing given the input by our independent adjusters; the ability of our claims department to translate the information provided by our independent adjusters into acceptable claims settlements; and the ability of our claims personnel to maintain and update our claims processing procedures and systems as they evolve over time based on claims and geographical trends in claims reporting. Any failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our corporate image and negatively affect our financial results.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and renewed, and our financial position and results of operations may be adversely affected as a result of any such unforeseen changes.

Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.

Our insurance subsidiaries are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business.

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

Our future growth will depend on our ability to expand the number of insurance policies we write, to expand the kinds of insurance products we offer, and to expand the geographic markets in which we do business, all balanced by the insurance risks we choose to write and cede. Our existing sources of funds include operations, investment holdings, and a bank credit facility. Unexpected catastrophic events in our market areas, such as hurricanes, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we can raise additional capital.

Reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all and we risk non-collectability of reinsurance amounts due us from reinsurers with which we have contracted.

Reinsurance is a method of transferring part of an insurance company's liability under an insurance policy to another insurance company, or reinsurer. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The cost of such reinsurance is subject to prevailing market conditions beyond our control, such as the amount of capital in the reinsurance market and the occurrence of natural and man-made catastrophes. We cannot be assured that reinsurance will remain continuously available to us in the amounts we consider sufficient and at prices acceptable to us. As a result, we may determine to increase the amount of risk we retain or look for other alternatives to reinsurance, which could in turn have a material, adverse effect on our financial position, results of operations and cash flows.

With respect to the reinsurance contracts we currently have in effect, our ability to recover amounts due from reinsurers is subject to such reinsurers' ability and willingness to pay and to meet their obligations to us. We attempt to select financially strong reinsurers with an A.M. Best rating of "A-" or better or we require the reinsurer to fully collateralize its exposure. While we monitor from time to time the financial condition of our reinsurers, we rely principally on A.M. Best, our reinsurance broker, and other rating agencies in determining their ability to meet their obligations to us. Any failure on the part of any one reinsurance company to meet its obligations to us could have a material, adverse effect on our financial condition or results of operations.

The failure of the risk mitigation strategies we utilize could have a material, adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate risk exposure within our insurance business, which include:

- engaging in vigorous underwriting;
- carefully evaluating terms and conditions of our policies;
- focusing on our risk aggregations by geographic zones and other bases; and
- ceding insurance risk to reinsurance companies.

However, there are inherent limitations in these strategies. We cannot provide assurance that an unanticipated event or series of events will not result in loss levels which could have a material, adverse effect on our financial condition or results of operations.

The failure of any of the loss limitation methods we employ could have a material, adverse effect on our financial condition or our results of operations.

Our insurance underwriting process is generally designed to limit our exposure to known and manageable risks. Various provisions of our policies, such as limitations or exclusions from coverage, which have been negotiated to limit our risks, may not be enforceable in the manner we intend.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which changes could have a material, adverse effect on our financial condition or results of operations.

If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

Now and in the future, we may rely on independent agents to write our insurance policies, and if we are not able to contract with and retain independent agents, our revenues would be negatively affected.

We must compete with other insurers for independent agents' business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell could negatively affect our revenues.

Our success depends on our ability to accurately price the risks we underwrite.

The results of our operations and our financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks and other new product offerings. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and thus, price our products accurately, is subject to several risks and uncertainties, some of which are outside of our control, including—

- the availability of sufficient reliable data;

- the uncertainties that inherently characterize estimates and assumptions;

- our selection and application of appropriate rating and pricing techniques;

- changes in legal standards, claim settlement practices, and restoration costs; and

- legislatively imposed consumer initiatives.

In addition, we could underprice risks, which would negatively affect our profit margins. We could also overprice risks, which could reduce our retention, sales volume and competitiveness. The foregoing factors could materially and adversely affect our profitability.

Our operations in India expose us to additional risks, which could negatively impact our business, operating results, and financial condition.

Our India operations expose us to additional risks including income tax risks, currency exchange rate fluctuations and risks related to other challenges caused by distance, language, and compliance with Indian labor laws and other complex foreign and U.S. laws and regulations that apply to our India operations. These numerous and sometimes conflicting laws and regulations include anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, among others. Violations of these laws and regulations could result in fines and penalties, or criminal sanctions against us, our officers, or our employees. Although policies and procedures are designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Our acquired renewal rights intangible assets can be subject to impairment charges which can adversely affect our financial results.

We evaluate our renewal rights intangible assets when impairment indicators are present to determine if there has been any impairment in their carrying value. If we determine an impairment has occurred, we are required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value. The assumptions underlying our fair value estimates are subject to uncertainties including, but not limited to, policy attrition rates, changes in premium rates, marketplace competition, policyholder behavior, and regulatory changes. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may materially differ from our actual results.

The insolvency and receivership of United Property & Casualty Insurance Company could adversely affect our financial results.

In 2023, United Property & Casualty Insurance Company, an insurer for which we provided reinsurance, was placed into receivership by the State of Florida due to its financial insolvency. As a result, our agreements with United were terminated. Although there have been withdrawals from funds held in trust in settlement for claims and claims processing services, we cannot predict the actions a receiver might take with regards to restrictions on, or use of, funds held in trust. Any such actions could have a material adverse effect on our financial position and results of operations.

Any lack of business or financial success by a reciprocal insurance exchange we manage could diminish our expected management fee revenue and damage our business reputation.

The reciprocal insurance exchanges, which we manage, may enter into the business of providing certain insurance coverage, a product and market which is new to us and for which we have limited experience. In managing this business, we could encounter unexpected challenges, including, for example, challenges in accurately assessing risk, determining appropriate pricing, and establishing adequate reserves. Although our risk of loss in connection with the reciprocal insurance exchanges is currently limited to the surplus notes, any lack of business or financial success could not only diminish the management fee revenue we expect to generate from that enterprise, but also damage our insurance management reputation and consequently diminish opportunities to generate management fee revenue from future similar enterprises as well as diminish the value of the overall HCI enterprise.

Financial risks

HCI Group, Inc. depends on the ability of its subsidiaries to generate and transfer funds to meet its debt obligations.

HCI Group, Inc. does not have significant revenue-generating operations of its own. Our ability to make scheduled payments on our debt obligations depends on the financial condition and operating performance of our subsidiaries. If the funds we receive from our subsidiaries, some of which are subject to regulatory restrictions on the payment of distributions, are insufficient to meet our debt obligations, we may be required to raise funds through the issuance of additional debt or equity securities, reduce or suspend dividend payments, or sell assets.

We may require additional capital in the future which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe current capital together with our anticipated retained income will support our operations. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we require additional capital, it is possible that equity or debt financing may not be available at all or may be available only on terms unfavorable to us. Equity financings could result in dilution to our shareholders, and in any case such securities may have rights, preferences and privileges that are senior to those of existing shareholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially affected.

Our credit agreement contains restrictions that can limit our flexibility in operating our business.

The agreement governing our revolving credit facility contains various covenants that limit our ability to engage in certain transactions. These covenants limit our and our subsidiaries' ability to, among other things:

- incur additional indebtedness;
- declare or make any restricted payments;
- create liens on any of our assets now owned or hereafter acquired;
- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets now owned or hereafter acquired; and
- enter into certain transactions with our affiliates.

An increase in interest rates may negatively impact our operating results and financial condition.

Borrowings under our revolving credit facility have a variable rate of interest. An increase in interest rate would have a negative impact on our results of operations attributable to increased interest expense.

Investment risks

There may be limited markets for and restrictions on certain holdings in our investment portfolio.

Certain holdings in our investment portfolio include limited partnership interests and commercial real estate. We may increase our holdings in these types of investments as we pursue further diversification. These investments may be illiquid in the near term as they are privately placed and are subject to certain restrictions or conditions that may limit our ability to immediately dispose of the investments. If it becomes necessary to sell any of these investments at a time when the fair market value is below our carrying value, we may incur significant losses which could have a material adverse effect on our net income and financial position.

Our financial results may be negatively affected by the fact that a portion of our income is generated by the investment of our available cash.

A portion of our income is, and likely will continue to be, generated by the investment of our available cash. The amount of income so generated is a function of our investment policy, available investment opportunities, and the amount of available cash invested. Fluctuating interest rates and other economic factors make it difficult to estimate accurately the amount of investment income that will be realized. In fact, we have realized and may in the future realize losses on sales of our investments as well as credit losses on our investment holdings. Any unfavorable change to the fair value of our equity securities will also impact our financial results.

Our revenue from real estate investments may be affected by the success and economic viability of our anchor retail tenants. Our reliance on a single or significant tenant at certain properties may impact our ability to lease vacated space and adversely affect returns on the specific property.

At certain retail centers, we may have tenants, commonly referred to as anchor tenants, occupying all or a large portion of the gross leasable space. In the event an anchor tenant becomes insolvent, suffers a downturn in business, ceases its operations at the retail center, or otherwise determines not to renew its lease, any reduction or cessation of rental payments to us could adversely affect the returns on our real estate investments. A lease termination or cessation of operations by an anchor tenant could also lead to the loss of other tenants at the specific retail location. We may then incur additional expenses to make improvements and prepare the vacated space to be leased to one or more new tenants.

Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases.

Our retail and other real estate properties may be subject to impairment charges which can adversely affect our financial results.

We periodically evaluate our long-lived assets and related intangible assets to determine if there has been any impairment in their carrying values. If we determine an impairment has occurred, we are required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value. As our real estate operations grow, there is an increased potential that the impairment of an asset could have a material adverse effect on our financial results. In addition, our fair value estimates are based on several assumptions that are subject to economic and market uncertainties including, but not limited to, demand for space, competition for tenants, changes in market rental rates and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may not be achieved.

Our ongoing investments in real estate and information technology businesses have inherent risks and could burden our financial and human resources.

We have invested and expect to continue to invest in real estate and information technology. Despite our due diligence, these investments may still involve significant risks and uncertainties, including distraction of management and employees from current operations, insufficient revenues to offset liabilities assumed and incurred expenses, inadequate return of capital, and failure to realize the anticipated benefits. There can be no assurance that such investments will be successful and will not adversely affect our financial condition and operating results.

<u>Legal and regulatory risks</u>

Industry trends, such as litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiaries.

Loss severity in the property and casualty insurance industry may increase and may be driven by larger court judgments. In the event legal actions and proceedings are brought on behalf of classes of complainants, this may increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render our loss reserves inadequate for current and future losses.

As an insurance holding company, we are currently subject to state regulation and in the future may become subject to federal regulation.

All states regulate insurance holding company systems. State statutes and administrative rules generally require each insurance company in the holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation, loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and consolidated tax allocation agreements.

Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and equitable, allocated between the parties in accordance with customary accounting practices, and fully disclosed in the records of the respective parties. Many types of transactions between an insurance company and its affiliates, such as transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior approval by, or prior notice to, state regulatory authorities. If we are unable to obtain the requisite prior approval for a specific transaction, we would be precluded from taking the action, which could adversely affect our operations. In addition, state insurance regulations also frequently impose notice or approval requirements for the acquisition of specified levels of ownership in the insurance company or insurance holding company.

Regulations may vary from state to state, and states occasionally may have conflicting regulations. Currently, the federal government's role in regulating or dictating the policies of insurance companies is limited. However, Congress, from time to time, considers proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. The impact of any future federal insurance regulation on our insurance operations is unclear and may adversely impact our business or competitive position.

Our insurance subsidiaries are subject to extensive regulation, which may reduce our profitability or limit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

The insurance industry is highly regulated and supervised. Our insurance subsidiaries are subject to the supervision and regulation of the states in which they are domiciled and the states in which they transact insurance business. Such supervision and regulation is primarily designed to protect our policyholders rather than our shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things —

- the content and timing of required notices and other policyholder information;

- the amount of premiums the insurer may write in relation to its surplus;

- the amount and nature of reinsurance a company is required to purchase;

- participation in guaranty funds and other statutorily created markets or organizations;

- business operations and claims practices;

- approval of policy forms and premium rates;

- standards of solvency, including risk-based capital measurements;

- licensing of insurers and their products;

- restrictions on the nature, quality and concentration of investments;

- restrictions on the ability of insurance company subsidiaries to pay dividends to their holding companies;

- restrictions on transactions between insurance companies and their affiliates;

- restrictions on the size of risks insurable under a single policy;

- requiring deposits for the benefit of policyholders;

- requiring certain methods of accounting;

- periodic examinations of our operations and finances;

- the form and content of records of financial condition required to be filed; and

- the level of reserves.

The FLOIR and regulators in other jurisdictions where we may become licensed and offer insurance products conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers' business practices. These reviews may reveal deficiencies in our insurance operations or non-compliance with regulatory requirements.

In certain states including Florida, insurance companies are subject to assessments levied by the states where they conduct their business. While we can recover these assessments from Florida policyholders through policy surcharges, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our consolidated financial statements and may cause a material, adverse effect on our cash flows and results of operations in a particular reporting period.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business, reduce our profitability and limit our growth.

A regulatory environment that requires approval of rate increases and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the homeowners industry generally is not experiencing regulatory challenges to rate increases.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Our results of operations and financial condition could be adversely affected by any of these factors.

Our real estate operations are subject to regulation under various federal, state, and local laws concerning the environment.

Our real estate operations own various properties including marina facilities, and commercial buildings. As a result, we are subject to regulation under various federal, state, and local laws concerning the environment, including laws addressing the discharge of pollutants into the air and water and the management and disposal of hazardous substances and waste and the cleanup of contaminated sites. We could incur substantial costs, including remediation costs, fines and civil or criminal sanctions and third-party damage or personal injury claims, if in the future we were to violate or become liable under environmental laws relating to our real estate operations.

Security and fraud risks

An unauthorized disclosure or loss of policyholder or employee information or other sensitive or confidential information, including by cyber-attack or other security breach, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations.

As part of our normal operations, we collect, process and retain certain sensitive and confidential information. We are subject to various federal and state privacy laws and rules regarding the use and disclosure of certain sensitive or confidential information. Despite the security measures we have implemented to help ensure data security and compliance with applicable laws and rules, which include firewalls, regular penetration testing and other measures, our facilities and systems, and those of our third-party service providers and vendors, may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, theft of data, misplaced or lost data, programming and human errors, physical break-ins, or other disruptions. In addition, we cannot ensure that we will be able to identify, prevent or contain the effects of possible cyber-attacks or other cybersecurity risks in the future that may bypass our security measures or disrupt our information technology systems or business.

Noncompliance with any privacy or security laws and regulations, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the misappropriation, loss or other unauthorized disclosure or use of, or access to, sensitive or confidential member information, could require us to expend significant capital and other resources to continue to modify or enhance our protective measures and to remediate any damage caused by such breaches. In addition, this could result in interruptions to our operations and damage to our reputation, and misappropriation of confidential information could also result in regulatory enforcement actions, material fines and penalties, litigation or other liability or actions which could have a material adverse effect on our business, cash flows, financial condition and results of operations. As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

We rely on service providers and vendors to provide certain technology, systems and services that we use in connection with various functions of our business, including PCI DSS (Payment Card Industry Data Security Standard) compliant credit card processing, and we may entrust them with confidential information. The information systems of our third-party service providers and vendors are also vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our associates, third-party service providers or vendors. Hardware, software or applications we obtain from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Ever-evolving threats mean our third-party service providers and vendors must continually evaluate and adapt their own respective systems and processes, and there is no assurance that they will be adequate to safeguard against all data security breaches or misuses of data. Any future significant compromise or breach of our data security via a third-party service provider or vendor could result in additional significant costs, lost revenues, fines, lawsuits, and damage to our reputation. We have acquired a cybersecurity insurance policy to help mitigate any financial impact that may incur with a breach along with the assistance for legal and/or media requirements during that time.

General risks

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

The demand for homeowners insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new policies may be sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts homeowners insurance is most closely correlated with employment levels, corporate revenue and asset values.

Changing climate conditions could have an adverse impact on our business, results of operations or financial condition.

There is an emerging scientific consensus on climate change, which may affect the frequency and severity of storms, floods and other weather events, and negatively affect our business, results of operations, and/or financial condition.

We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.

We write insurance policies that cover homeowners, condominium owners, and tenants for losses that result from, among other things, catastrophes. We are therefore subject to losses, including claims under policies we have written, arising out of catastrophes that may have a significant effect on our business, results of operations, and financial condition. A significant catastrophe could also have an adverse effect on our reinsurers. Catastrophes can be caused by various events, including hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hailstorms, explosions, power outages, fires, winter storms and man-made events. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in Florida and the northeast and southeast regions, which are subject to adverse weather conditions such as hurricanes, tropical storms and winter storms. Therefore, although we attempt to manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and may have a material, adverse impact on our results of operations and financial condition.

ITEM 1B – *Unresolved Staff Comments*

Not applicable.

ITEM 1C – *Cybersecurity*

We rely on digital technology to conduct our businesses and interact with customers, policyholders, agents, and vendors. With this reliance on technology comes the associated security risks from using today's communication technology and networks.

Risk Management and Strategy

The goal of our cybersecurity risk management strategy is to protect the privacy, integrity, and availability of our critical systems and information. Our processes identify, assess, and manage material risk from cybersecurity threats as part of our entity-wide risk management efforts. To safeguard our data and the data of our customers, management utilizes a multi-layered approach consisting first of an external security operations center company that specializes in the detection and containment of cyber-attacks. For protection of endpoint devices connected to our network, we use the tailored security software of a third-party consultant company for managed detection and response. Perimeter defense technology is used to filter e-mail for threats from malware viruses and e-mail phishing attempts. We also detect threats through the use of our firewalls that monitor incoming and outgoing network traffic.

Tools utilized to prevent threats include multifactor authentication, e-mail security services, mobile e-mail security policies, virtual private networks, third-party security experts, and timely applied software patches, among others. We engage in annual penetration testing, disaster recovery testing, internal and external audits of our cybersecurity controls and simulated cyberattack scenarios to gauge our preparedness for these situations. In addition, employees are required to pass a mandatory cybersecurity training course annually and receive periodic phishing simulations to facilitate recognizing phishing attempts. We carry Cyber Insurance which includes access to a Cyber Incident Response team in the case of a cybersecurity event.

Management of cybersecurity also extends to third-party service providers we use for specialized purposes such as payroll processing, investment tracking, regulatory financial reporting, and equity compensation plan administration. Our communication with these providers is protected by the safeguards within our security operation center. In addition, we annually obtain a Service Organization Controls (SOC) report on the suitability and operating effectiveness of the providers' controls, known as a SOC 1 Type 2 Report. The report is prepared by an independent service auditor. We review such reports to confirm the existence of effective controls over unauthorized access at third party service providers.

We respond to cybersecurity events in accordance with our Cyber Security Incident Response Plan (CSIRP), which follows the guidance of the National Institute of Standards and Technology Cybersecurity Framework and provides for assessment, mitigation, and if necessary, remediation of any effects of a system breach. We also conduct annual breach simulations with internal information technology teams to test each step of our CSIRP.

There have been no cybersecurity events in the past that have materially affected the Company's business strategy, results of operations, or financial condition. Although we believe our defenses against cyber-intrusions are sufficient, we continue to update our prevention programs to respond to sophisticated and rapidly evolving attempts to overcome our security measures. Such continuing threats could have a variety of adverse business impacts. See Item 1A – "Risk Factors" under the heading "Security and fraud risks" above for additional information on risks to our business from cybersecurity incidents and related matters.

Governance

Cybersecurity is a critical component of our overall risk management process. Our Board of Directors oversees our cybersecurity efforts as delegated to and performed by senior management which is responsible for the identification and assessment of material risks from cybersecurity incidents. The members of management responsible for managing cybersecurity threats are HCI Group's Director of Information Technology (IT) and its Network Security Manager, and the President of Exzeo USA, Inc., TTIG's software development and IT company. Both the Director of IT and the President have extensive experience in managing information systems including the defense of computer networks against cyber intrusions. The Network Security Manager is dedicated to overseeing our multi-layered cybersecurity defenses and leads monthly security meetings attended by IT managers.

Our Board receives periodic reports on cybersecurity risks and any material cybersecurity incidents. One member of our Board of Directors, Paresh Patel, has information technology expertise.

ITEM 2 – *Properties*

Real Estate Owned and Used in Operations

Tampa, Florida. The real estate consists of a two-story building with gross area of approximately 63,880 square feet and currently serves as HCI Group, Inc.'s corporate headquarters.

Tampa, Florida. The real estate consists of 3.39 acres of land and a four-story building with gross area of approximately 71,177 square feet and currently serves as TTIG's corporate headquarters.

Ocala, Florida. The real estate consists of 1.6 acres of land and an office building with gross area of approximately 25,405 square feet. The facility is 100% designated as an auxiliary office for TTIG.

Investment in Real Estate

Treasure Island, Florida. The real estate consists of approximately 10 acres of waterfront property and land improvements, a restaurant and a marina facility. The marina facility is currently owned and operated by us. The restaurant facility is leased to an unrelated party that operates several restaurants in the area.

Tierra Verde, Florida. The real estate consists of 7.1 acres of waterfront property, a dry rack storage building with gross area of 57,500 square feet, and two buildings with retail space having an aggregate gross area of approximately 23,000 square feet. This marina facility is owned and operated by us. Approximately 6% of the available retail space is occupied as our marina office, 86% of the retail space is leased to non-affiliates, and the remaining space is available for lease.

Riverview, Florida. The real estate consists of 2.57 acres of land, 1.27 acres of which is leased to Thorntons, LLC, a gas station and convenience store chain. The remaining acreage contains a retail structure with 8,400 square feet of net rentable space. 100% of the rentable space is leased to non-affiliates.

Tampa, Florida. We own approximately 9 acres of undeveloped land that we acquired in February 2019.

Clearwater, Florida. The real estate consists of 6.08 acres of land and a retail building with 54,341 square feet of rentable space. Approximately 59% of the rentable space is currently leased to an ALDI supermarket. Approximately 94% of the rentable space is leased to non-affiliates and the remaining space is available for lease.

Haines City, Florida. We own approximately 6.5 acres of land that we acquired in September 2023. The land is currently being developed to contain approximately 59,000 square feet of rentable space and up to four outparcels. Leases are in place for 86% of the retail space and three outparcels, and the remaining space is available for lease.

Tampa, Florida. The property consists of three office buildings on approximately 12 acres of land, offering 189,147 square feet of rentable space for lease.

Leased Property

Noida, India. We lease 15,000 square feet of office space for our information technology operations. The lease was effective February 2022 and has an initial term of nine years.

Plantation, Florida. We lease approximately 5,700 square feet of office space for our claims related administration. The lease term is five years and three months effective March 2023.

Expense under all facility leases was $563,000, $603,000, and $1,595,000 during the years ended December 31, 2024, 2023 and 2022, respectively.

ITEM 3 – *Legal Proceedings*

We are a party to claims and legal actions arising routinely in the ordinary course of our business. Although we cannot predict with certainty the ultimate resolution of the claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material, adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 4 – *Mine Safety Disclosures*

Not applicable.

ITEM 5 – *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

<u>*Markets for Common Stock*</u>

Our common stock trades on the New York Stock Exchange under the symbol "HCI."

<u>*Holders*</u>

As of February 20, 2025, the market price for our common stock was $117.91 and there were 252 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders.

<u>*Dividends*</u>

The declaration and payment of dividends is at the discretion of our board of directors. Our ability to pay dividends depends on many factors, including the Company's operating results, financial condition, capital requirements, the availability of cash from our subsidiaries and legal and regulatory constraints and requirements on the payment of dividends and other factors that our board of directors deems relevant. The following table represents the frequency and amount of all cash dividends declared on our common stock for the two most recent fiscal years:

Declaration Date	Payment Date	Date of Record	Per Share Amount
10/24/2024	12/20/2024	11/15/2024	$0.40
7/3/2024	9/20/2024	8/16/2024	$0.40
4/24/2024	6/21/2024	5/17/2024	$0.40
1/24/2024	3/15/2024	2/16/2024	$0.40
10/13/2023	12/15/2023	11/17/2023	$0.40
7/3/2023	9/15/2023	8/18/2023	$0.40
4/14/2023	6/16/2023	5/19/2023	$0.40
1/11/2023	3/17/2023	2/17/2023	$0.40

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders unless certain requirements, which are discussed in Note 27 — "Regulatory Requirements and Restrictions" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K, are met. Hence, Florida law may limit the availability of cash from our insurance subsidiaries for the payment of dividends to our shareholders.

<u>*Securities Authorized for Issuance Under Equity Compensation Plans*</u>

The following table summarizes our equity compensation plans as of December 31, 2024. We currently have no equity compensation plans not approved by our stockholders.

Plan Category	(a) Number of Securities To be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders	590,000	$51.54	691,846

Performance Graph

The following graph compares the 5-year cumulative total dollar return to shareholders on our common stock relative to the cumulative total returns of the Russell 2000 Index and the NASDAQ Insurance Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on December 31, 2019 and its relative performance is tracked through December 31, 2024. The returns shown are based on historical results and are not intended to suggest future performance.



Recent Sales of Unregistered Securities

None.

Issuer Purchase of Equity Securities

None.

ITEM 6 – *Reserved*

Not applicable.

ITEM 7 – *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements as defined under federal securities laws. Such statements, including statements about our plans, objectives, expectations, assumptions or future events, involve risks and uncertainties. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Typically, forward-looking statements can be identified by terminology such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions. The important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include but are not limited to the effects of governmental regulation; changes in insurance regulations; the frequency and extent of claims; uncertainties inherent in reserve estimates; catastrophic events; changes in the demand for, pricing of, availability of or collectability of reinsurance; restrictions on our ability to change premium rates; increased rate pressure on premiums; the severity and impact of a pandemic; and other risks and uncertainties and other factors listed under Item 1A – "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in our other Securities and Exchange Commission filings.

OVERVIEW

<u>General</u>

HCI Group, Inc. is a Florida-based company which through its subsidiaries is engaged in a variety of business activities, including property and casualty insurance, information technology services, insurance management, real estate and reinsurance. Its principal business is property and casualty insurance.

We began insurance operations by participating in a "take-out program" which is a legislatively mandated program designed to encourage private companies to assume policies from Citizens, a Florida state-sponsored insurance carrier. Over the years, we have periodically acquired additional policies from Citizens meeting our strict underwriting criteria. We will continue to do so as opportunities arise.

Our general operating and growth strategies are to continually optimize our existing book of insurance business, organically expand our insurance business, manage our costs and expenses, diversify our business operations, develop and deploy new technologies to streamline operational processes, and maintain a strong balance sheet so we can quickly pursue accretive opportunities when they arise. Our growth strategies also include assumption of policies from other insurance companies with the intention of renewing and/or replacing them with our policies.

<u>Recent Events</u>

On January 1, 2025 our 4.75% Convertible Senior Notes became convertible by all holders, as the closing share price of our common stock for 20 trading days during the final 30 trading days of the immediately preceding calendar quarter was greater than 130% of the conversion price of $80.54, thus fulfilling the conversion conditions. The notes will remain convertible at least through March 31, 2025. We plan to settle all conversions fully in common stock. The current conversion ratio is approximately 12.4166 shares of common stock per $1 principal amount of notes. In addition, we have the right to redeem the 4.75% Convertible Notes at any time after June 5, 2025, if the last reported sale price of the common stock has been at least 130% of the conversion price for at least 20 trading days during any 30 day consecutive trading day period.

On January 14, 2025, our Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends are payable on March 21, 2025 to stockholders of record on February 21, 2025.

On February 18, 2025, Tailrow, a consolidated VIE, assumed polices from Citizens. As outlined in the Consent Order issued by the FLOIR, Tailrow will assume approximately 14,000 policies, representing an estimated $36,000,000 in annualized premiums written.

On February 27, 2025, TTIG filed articles of amendment to its Restated Articles of Incorporation changing its name from TypTap Insurance Group, Inc. to Exzeo Group, Inc.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2024 with the Year Ended December 31, 2023

Our results of operations for the year ended December 31, 2024 reflect net income of approximately $127,581,000, or $8.89 diluted earnings per share, compared with net income of approximately $89,257,000, or $7.62 diluted earnings per share, for the year ended December 31, 2023. The year-over-year increase was primarily attributable to a $181,676,000 increase in net premiums earned and a $17,723,000 net increase in income from our investment portfolio (consisting of net investment income and net realized and unrealized gains or losses), offset by a $120,129,000 increase in losses and loss adjustment expenses, a $8,580,000 increase in policy acquisition and other underwriting expenses, a $9,284,000 increase in general and administrative personnel expenses, an increase of $2,227,000 in interest expense, and a $3,384,000 increase in other operating expenses due to business growth.

Revenue

Gross Premiums Earned on a consolidated basis for the years ended December 31, 2024 and 2023 were approximately $1,083,220,000 and $765,512,000, respectively. The $317,708,000 increase in 2024 was primarily attributable to the policies assumed from Citizens as well as premium rate increases. Gross premiums earned from insurance operations were $1,036,129,000 in 2024 compared with $765,512,000 in 2023. Gross premiums earned from reciprocal exchange operations were $51,207,000 in 2024 as opposed to $0 in 2023.

Premiums Ceded for the years ended December 31, 2024 and 2023 were approximately $405,659,000 and $269,627,000, respectively, representing 37.5% and 35.2%, respectively, of gross premiums earned. Our premiums ceded represent costs of reinsurance to cover losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance contracts or to assume a proportional share of losses defined in a quota share agreement. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross premiums earned. The $136,032,000 increase was attributable to higher reinsurance costs for the 2024-2025 contract year, increased coverage due to growth in the number of policies in force and total insured value, and the reversal of previously accrued benefits as described in Note 14 — "Reinsurance" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K. See "Economic Impact of Reinsurance Contracts with Retrospective Provisions" under "Critical Accounting Policies and Estimates."

Net Premiums Written for the years ended December 31, 2024 and 2023 totaled approximately $761,108,000 and $628,995,000, respectively. Net premiums written represent the premiums charged on policies issued during a fiscal period less any applicable reinsurance costs. The $132,113,000 increase in 2024 resulted primarily from an increase in gross premiums written from the assumption of Citizens insurance policies as well as premium rate increases, offset by an increase in premiums ceded. Gross premiums written from insurance operations were approximately $1,085,355,000 and $898,622,000, respectively, for 2024 and 2023. Gross premiums written by reciprocal exchange operations were approximately $81,412,000 in 2024 compared with $0 in 2023. We had approximately 271,300 policies in force at December 31, 2024 as compared with approximately 247,000 policies in force at December 31, 2023.

Net Premiums Earned for the years ended December 31, 2024 and 2023 were approximately $677,561,000 and $495,885,000, respectively, and reflect the gross premiums earned less reinsurance costs as described above.

The following is a reconciliation of our Net Premiums Written to Net Premiums Earned for the years ended December 31, 2024 and 2023 (amounts in thousands):

| | **Years Ended December 31,** | |
	2024	**2023**
Net Premiums Written	$761,108	$ 628,995
Increase in Unearned Premiums	(83,547)	(133,110)
Net Premiums Earned	$677,561	$ 495,885

Net Investment Income for the years ended December 31, 2024 and 2023 was approximately $59,148,000 and $46,234,000, respectively. The year-over-year increase was primarily attributable to a $17,758,000 increase in interest income from cash, cash equivalents and available-for-sale fixed-maturity securities, offset by a $5,592,000 decrease in income from real estate investments. See e) Net Investment Income under Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Net Realized Investment Gains for the year ended December 31, 2024 were approximately $3,384,000 as opposed to net realized investment losses of approximately $1,996,000 for the year ended December 31, 2023. The increase was primarily attributable to net realized gains of approximately $3,384,000 from sales of fixed-maturity and equity securities in 2024 as opposed to net realized losses of approximately $1,962,000 from sales of these securities in 2023.

Net Unrealized Investment Gains for the years ended December 31, 2024 and 2023 was approximately $2,644,000 and $3,215,000, respectively. Net unrealized investment gains or losses represent the net change in the fair value of equity securities. The decrease in 2024 was primarily attributable to the sale of securities with an unrealized gain position in 2024, compared with the sale of securities with an unrealized loss position in 2023.

Expenses

Our consolidated *Losses and Loss Adjustment Expenses* amounted to approximately $374,708,000 and $254,579,000 for the years ended December 31, 2024 and 2023, respectively. The increase was attributable to net losses of $78,157,000 from Hurricane Milton, $43,000,000 from Hurricane Helene, $6,500,000 from Hurricane Debby, and losses attributable to a greater number of policies in force. The increase was offset by less prior period development in 2024 compared to 2023. Excluding the impact of the hurricanes in 2024, overall losses and loss adjustment expenses decreased when compared to 2023. See "Reserves for Losses and Loss Adjustment Expenses" under "Critical Accounting Policies and Estimates."

Policy Acquisition and Other Underwriting Expenses for the years ended December 31, 2024 and 2023 were approximately $99,402,000 and $90,822,000, respectively, and primarily reflect the amortization of deferred acquisition costs such as commissions payable to agents for production and renewal of policies and premium taxes. The overall increase was primarily attributable to increased premiums in force, offset by lower policy acquisition costs in Florida resulting from lower commissions.

General and Administrative Personnel Expenses for the years ended December 31, 2024 and 2023 were approximately $63,152,000 and $53,868,000, respectively. Our general and administrative personnel expenses include salaries, wages, payroll taxes, stock-based compensation expense, and employee benefit costs. Factors such as merit increases, changes in headcount, and periodic restricted stock grants, among others, cause fluctuations in this expense. In addition, our personnel expenses are decreased by the capitalization of payroll costs related to projects to develop software for internal use and the payroll costs associated with the processing and settlement of certain catastrophe claims which are recoverable from reinsurers under reinsurance contracts. The year-over-year increase of $9,284,000 was primarily attributable to lower payroll costs recoverable from reinsurers, an increase in stock-based compensation expense, an increase in employee health benefits, and merit increases for non-executive employees effective in late February 2024.

Interest Expense for the years ended December 31, 2024 and 2023 was approximately $13,344,000 and $11,117,000, respectively. The increase primarily resulted from an increase in interest expense related to the revolving credit facility, partially offset by decreased interest expense resulting from the conversion and redemption of the 4.25% Convertible Senior Notes in March 2024.

Income Tax Expense for the years ended December 31, 2024 and 2023 was approximately $45,846,000 and $28,393,000, respectively, for federal, state, and foreign income taxes, resulting in effective tax rates of 26.4% and 24.1%, respectively. The increase in the effective tax rate was primarily attributable to a lower prior year effective tax rate resulting from the release of valuation allowance during 2023 and a higher effective tax rate resulting from certain non-deductible compensation expense in 2024.

Ratios:

The loss ratio applicable to the year ended December 31, 2024 (losses and loss adjustment expenses incurred related to net premiums earned) was 55.3% compared with 51.3% for the year ended December 31, 2023. The increase was primarily due to the increase in losses and loss adjustment expenses, offset in part by the increase in net premiums earned.

The expense ratio applicable to the year ended December 31, 2024 (total expenses excluding losses and loss adjustment expenses and interest expense related to net premiums earned) was 27.8% compared with 33.7% for the year ended December 31, 2023. The decrease in our expense ratio was primarily attributable to the increase in net premiums earned, offset by the increase in general and administrative personnel expenses and the increase in policy acquisition and other underwriting expenses.

The combined ratio (total of all expenses excluding interest expense in relation to net premiums earned) is the measure of overall underwriting profitability before other income. Our combined ratio for the year ended December 31, 2024 was 83.1% compared with 85.0% for the year ended December 31, 2023. The decrease was attributable to the factors described above.

Comparison of the Year Ended December 31, 2023 with the Year Ended December 31, 2022

Our results of operations for the year ended December 31, 2023 reflect net income of approximately $89,257,000, or $7.62 diluted earnings per share, compared with net loss of approximately $54,603,000, or $6.24 loss per share, for the year ended December 31, 2022. The year-over-year increase was primarily attributable to a $32,313,000 increase in net premiums earned, a $23,346,000 net increase in income from our investment portfolio (consisting of net investment income and net realized and unrealized gains or losses), a $116,884,000 decrease in losses and loss adjustment expenses, and a $14,155,000 decrease in policy acquisition and other underwriting expenses, offset by a $3,349,000 increase in interest expense and a $3,117,000 decrease in gain from remeasurement of contingent liabilities.

Revenue

Gross Premiums Earned on a consolidated basis for the years ended December 31, 2023 and 2022 were approximately $765,512,000 and $724,716,000, respectively. The $40,796,000 increase in 2023 was primarily attributable to the increased policies in force from the assumption of Citizens insurance policies and the increased average premium per policy, offset by policy attrition.

Premiums Ceded for the years ended December 31, 2023 and 2022 were approximately $269,627,000 and $261,144,000, respectively, representing 35.2% and 36.0%, respectively, of gross premiums earned. The $8,483,000 increase was primarily attributable to higher reinsurance costs for the 2023-2024 contract year and an increased overall reinsurance coverage amount for Florida, offset by a higher reduction in premiums ceded attributable to retrospective provisions under multi-year reinsurance contracts.

Net Premiums Written for the years ended December 31, 2023 and 2022 totaled approximately $628,995,000 and $464,875,000, respectively. The $164,120,000 increase in 2023 resulted primarily from an increase in gross premiums written from the assumption of Citizens insurance policies of approximately $143,087,000, offset by an increase in premiums ceded. We had approximately 247,000 policies in force at December 31, 2023 as compared with approximately 210,400 policies in force at December 31, 2022.

Net Premiums Earned for the years ended December 31, 2023 and 2022 were approximately $495,885,000 and $463,572,000, respectively, and reflect the gross premiums earned less reinsurance costs as described above.

The following is a reconciliation of our Net Premiums Written to Net Premiums Earned for the years ended December 31, 2023 and 2022 (amounts in thousands):

| | Years Ended December 31, | |
	2023	2022
Net Premiums Written	$ 628,995	$464,875
Increase in Unearned Premiums	(133,110)	(1,303)
Net Premiums Earned	$ 495,885	$463,572

Net Investment Income for the years ended December 31, 2023 and 2022 was approximately $46,234,000 and $32,447,000, respectively. The year-over-year increase was primarily attributable to a $11,963,000 increase in interest income from cash and cash equivalents and a $11,259,000 increase in income from available-for-sale fixed-maturity securities, offset by a $5,919,000 decrease in income from real estate investments and a $3,302,000 decrease in income from limited partnership investments. See *e) Net Investment Income* under Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Net Unrealized Investment Gains for the year ended December 31, 2023 were approximately $3,215,000 compared with approximately $7,153,000 of net unrealized investment losses for the year ended December 31, 2022. Net unrealized investment gains or losses represent the net change in the fair value of equity securities. The increase in 2023 was primarily attributable to an overall improvement in the equity market compared with 2022.

Gain from Remeasurement of Contingent Liabilities for the year ended December 31, 2023 was $0 compared with approximately $3,117,000 for the year ended December 31, 2022, resulting from the decrease in the balance of contingent liabilities in connection with the renewal rights agreements entered into with United.

Expenses

Our consolidated *Losses and Loss Adjustment Expenses* amounted to approximately $254,579,000 and $371,463,000 for the years ended December 31, 2023 and 2022, respectively. The decrease was attributable to a reduction in loss and loss adjustment expenses attributable to Hurricane Ian of approximately $58,628,000, lower losses due to lower claims and litigation frequency related to Florida policies, and less prior period development being recorded in 2023.

Policy Acquisition and Other Underwriting Expenses for the years ended December 31, 2023 and 2022 were approximately $90,822,000 and $104,977,000, respectively, and primarily reflect the amortization of deferred acquisition costs such as commissions payable to agents for production and renewal of policies, catastrophe allowance payable to United, and premium taxes. The overall decrease was primarily attributable to amortization of decreased commission costs.

General and Administrative Personnel Expenses for the years ended December 31, 2023 and 2022 were approximately $53,868,000 and $56,511,000, respectively. The year-over-year decrease of $2,643,000 was primarily attributable to a decrease in stock-based compensation expense and an increase in recovered and capitalized payroll costs, offset by an increase in employee incentive bonuses, and increase in the headcount of temporary and full-time employees and merit increases for non-executive employees effective in late February 2023.

Interest Expense for the years ended December 31, 2023 and 2022 was approximately $11,117,000 and $7,768,000, respectively. The increase primarily resulted from interest expense related to our 4.75% Convertible Senior Notes issued in May 2022, offset by decreased interest expense from a reduction in promissory notes on our real estate investments.

Impairment Loss for the year ended December 31, 2023 was $0 compared with approximately $2,284,000 for the year ended December 31, 2022, resulting from an impairment of renewal rights intangible assets associated with United policies assumed in the Northeast and Southeast regions.

Income Tax Expense for the year ended December 31, 2023 was approximately $28,393,000 for federal, state, and foreign income taxes compared with income tax benefit of approximately $13,815,000 for the year ended December 31, 2022, resulting in an effective tax rate of 24.1% for 2023 and 20.2% for 2022. The increase in the effective tax rate was primarily attributable to the elimination of the valuation allowance established as of December 31, 2022.

Ratios:

The loss ratio applicable to the year ended December 31, 2023 (losses and loss adjustment expenses incurred related to net premiums earned) was 51.3% compared with 80.1% for the year ended December 31, 2022. The decrease was primarily due to the decrease in losses and loss adjustment expenses and the increase in net premiums earned.

The expense ratio applicable to the year ended December 31, 2023 (total expenses excluding losses and loss adjustment expenses and interest expense related to net premiums earned) was 33.7% compared with 40.7% for the year ended December 31, 2022. The decrease in our expense ratio was primarily attributable to the increase in net premiums earned and the decrease in policy acquisition, underwriting and personnel expenses.

The combined ratio (total of all expenses excluding interest expense in relation to net premiums earned) is the measure of overall underwriting profitability before other income. Our combined ratio for the year ended December 31, 2023 was 85.0% compared with 120.8% for the year ended December 31, 2022. The decrease was primarily attributable to the decrease in losses and loss adjustment expenses, the decrease in policy acquisition, underwriting and personnel expenses, and the increase in net premiums earned.

Seasonality of Our Business

Our insurance business is seasonal. Hurricanes and tropical storms affecting Florida, our primary market, and other southeastern states typically occur during the period from June 1st through November 30th of each year. Winter storms in the northeast usually occur during the period between December 1st and March 31st of each year. Also, with our reinsurance treaty year typically effective on June 1st of each year, any variation in the cost of our reinsurance, whether due to changes in reinsurance rates, coverage levels or changes in the total insured value of our policy base, will occur and be reflected in our financial results beginning on June 1st of each year.

LIQUIDITY AND CAPITAL RESOURCES

Throughout our history, our liquidity requirements have been met through issuances of our common and preferred stock, debt offerings and funds from operations. We expect our future liquidity requirements will be met by funds from operations, primarily the cash received by our insurance subsidiaries from premiums written and investment income. We may consider raising additional capital through debt and/or equity offerings to support our growth and future investment opportunities.

Our insurance subsidiaries require liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. In addition, we attempt to maintain adequate levels of liquidity and surplus to manage any differences between the duration of our liabilities and invested assets. In the insurance industry, cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and losses and loss adjustment expenses are paid out over a period of years. This period of time varies by the circumstances surrounding each claim. Substantially all of our losses and loss adjustment expenses, excluding litigated claims, are fully settled and paid within approximately 90 days of the claim receipt date. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll, and general overhead expenses.

We believe that we maintain sufficient liquidity to pay claims and expenses, as well as to satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies. We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard our financial position.

In the future, we anticipate our primary use of funds will be to pay claims, reinsurance premiums, interest, and dividends and to fund operating expenses and real estate acquisitions.

Revolving Credit Facility, Convertible Senior Notes, Promissory Notes, and Finance Leases

The following table summarizes the principal and interest payment obligations for our indebtedness at December 31, 2024:

	Maturity Date	Payment Due Date
4.75% Convertible Senior Notes*	June 2042	June 1 and December 1
4.55% Promissory Note	Through August 2036	1st day of each month
5.50% Promissory Note	Through July 2033	1st day of each month
Revolving credit facility	Through November 2028	January 1, April 1, July 1, October 1

*　At the option of the noteholders, we may be required to repurchase for cash all or any portion of the notes on June 1, 2027, June 1, 2032 or June 1, 2037.

See Note 13 — "Long-Term Debt" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Limited Partnership Investments

Our limited partnership investments consist of six private equity funds managed by their general partners. Two of these funds have unexpired capital commitments which are callable at the discretion of the fund's general partner for funding new investments or expenses of the fund. Under certain circumstances, we may be required to provide additional capital for the four remaining funds with expired capital commitments. At December 31, 2024, there was an aggregate unfunded capital balance of $3,255,000. See *c) Limited Partnership Investments* under Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

Real Estate Investments

Real estate has long been a significant component of our overall investment portfolio. It diversifies our portfolio and helps offset the volatility of other higher-risk assets. Thus, we may consider expanding our real estate investment portfolio should an opportunity arise.

Sources and Uses of Cash

Our cash flows from operating, investing and financing activities for the years ended December 31, 2024, 2023 and 2022 are summarized below.

Cash Flows for the Year Ended December 31, 2024

Net cash provided by operating activities for the year ended December 31, 2024 was approximately $331,816,000, which consisted primarily of cash received from net premiums written, and reinsurance recoveries of approximately $131,593,000 less cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments. Net cash used in investing activities of $260,110,000 was primarily due to the purchases of fixed-maturity and equity securities of $836,636,000, the purchases of real estate investments of $16,066,000, the purchases of property and equipment of $4,052,000, and additional investments in limited partnership interests of $1,233,000, offset by the proceeds from calls, repayments and maturities of fixed-maturity securities of $457,102,000, the proceeds from sales of fixed-maturity and equity securities of $137,170,000, and distributions received from limited partnership investments of $3,591,000. Net cash used in financing activities totaled $75,174,000, which was primarily due to the redemption of redeemable noncontrolling interests of $100,000,000, $16,598,000 of cash dividend payments, cash dividends paid to redeemable noncontrolling interests of $2,923,000, $1,037,000 of share repurchases, and repayments of long-term debt of $519,000, offset by net borrowing under the line of credit agreement of $44,000,000 and net surplus contribution from noncontrolling interests of $2,949,000.

Cash Flows for the Year Ended December 31, 2023

Net cash provided by operating activities for the year ended December 31, 2023 was approximately $230,658,000, which consisted primarily of cash received from net premiums written, and reinsurance recoveries of approximately $244,060,000 less cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments. Net cash provided by investing activities of $4,269,000 was primarily due to the proceeds from calls, repayments and maturities of fixed-maturity securities of $328,719,000, the proceeds from sales of fixed-maturity and equity securities of $34,528,000, the proceeds from sales of real estate investments of $21,746,000, and distributions received from limited partnership investments of $3,115,000, offset by the purchases of fixed-maturity and equity securities of $352,653,000, the purchases of property and equipment of $6,502,000, the purchases of real estate investments of $21,405,000, and the purchase of intangible assets of $1,786,000. Net cash provided by financing activities totaled $67,117,000, which was primarily due to net proceeds from the issuance of common stock of $84,572,000 and proceeds from issuance of long-term debt of $12,000,000, offset by $13,719,000 of cash dividend payments, the redemption of long-term debt of $6,895,000, cash dividends paid to redeemable noncontrolling interest of $6,763,000, $784,000 of share repurchases, and repayments of long-term debt of $562,000.

Cash Flows for the Year Ended December 31, 2022

Net cash used in operating activities for the year ended December 31, 2022 was approximately $12,000, which consisted primarily of cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments less cash received from net premiums written and reinsurance recoveries of approximately $200,551,000. Net cash used in investing activities of $434,537,000 was primarily due to the purchases of fixed-maturity and equity securities of $637,730,000, the purchases of property and equipment of $6,341,000, and the purchase of intangible assets from United of $3,800,000, offset by the proceeds from calls, repayments and maturities of fixed-maturity securities of $151,415,000, the proceeds from sales of fixed-maturity and equity securities of $43,321,000, $14,500,000 of compensation received for the property relinquished through eminent domain, and distributions received from limited partnership investments of $5,360,000. Net cash provided by financing activities totaled $41,067,000, which was primarily due to the proceeds from issuance of 4.75% Convertible Senior Notes of $172,500,000, offset by $88,312,000 of share repurchases, $15,157,000 of net cash dividend payments, net repayment of our revolving credit facility of $15,000,000, debt issuance costs paid of $6,041,000, cash dividends paid to redeemable noncontrolling interest of $5,508,000, and repayments of long-term debt of $1,009,000.

Investments

The main objective of our investment policy is to maximize our after-tax investment income with a reasonable level of risk given the current financial market. Our excess cash is invested primarily in money market accounts, certificates of deposit, and fixed-maturity and equity securities.

At December 31, 2024, we had $774,737,000 of fixed-maturity and equity investments, which are carried at fair value. Changes in the general interest rate environment affect the returns available on new fixed-maturity investments. While a rising interest rate environment enhances the returns available on new investments, it reduces the market value of existing fixed-maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new fixed-maturity investments but increases the market value of existing fixed-maturity investments, creating the opportunity for realized investment gains on disposition.

In the future, we may alter our investment policy with regard to investments in federal, state and municipal obligations, preferred and common equity securities and real estate mortgages, as permitted by applicable law, including insurance regulations.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2024, we had unexpired capital commitments for limited partnerships in which we hold interests. Such commitments are not recognized in the consolidated financial statements but are required to be disclosed in the notes to the consolidated financial statements. See Note 25 — "Commitments and Contingencies" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements requires us to make estimates and judgments to develop amounts reflected and disclosed in our consolidated financial statements. Material estimates that are particularly susceptible to significant change in the near term are related to our losses and loss adjustment expenses, which include amounts estimated for claims incurred but not yet reported. We base our estimates on various assumptions and actuarial data we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates.

We believe our accounting policies specific to losses and loss adjustment expenses, reinsurance recoverable, reinsurance with retrospective provisions, deferred income taxes, stock-based compensation expense, limited partnership investments, acquired intangible assets, warrants, and redeemable noncontrolling interest involve our most significant judgments and estimates material to our consolidated financial statements.

Reserves for Losses and Loss Adjustment Expenses. We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE). Loss and LAE reserves reflect management's best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to us ("IBNR"). Reserves established by us represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management's best estimate of our company's liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, we give careful consideration to all available data and actuarial analyses.

Currently, our estimated ultimate liability is calculated using the principles and procedures described in Note 15 — "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our net loss reserves. Management does not believe that any reasonably likely changes in the frequency of claims would affect our loss and LAE reserves. However, management believes that a reasonably likely increase or decrease in the severity of claims could impact our net loss and LAE reserves. The table below summarizes the effect on net loss and LAE reserves and equity in the event of reasonably likely changes in the severity of claims considered in establishing loss and LAE reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in loss year development and applied to loss and LAE reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

	Year Ended December 31, 2024	
Change in Reserves	Reserves	Percentage Change in Equity, Net of Tax
-20.0%	676,720	27.14%
-15.0%	719,015	20.35%
-10.0%	761,310	13.57%
-5.0%	803,605	6.78%
Base	**845,900**	**—**
5.0%	888,195	(6.78)%
10.0%	930,490	(13.57)%
15.0%	972,785	(20.35)%
20.0%	1,015,080	(27.14)%

Reinsurance Recoverable. Our reinsurance recoverable balance represents an estimate of the amount of paid and unpaid losses and loss adjustment expenses that is recoverable from reinsurers. This estimate is determined in a manner consistent with the terms of the applicable reinsurance contracts and based on the ultimate losses and loss adjustment expenses we expect to incur. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, the estimate may vary significantly from the eventual outcome.

Economic Impact of Reinsurance Contracts with Retrospective Provisions. From time to time, our reinsurance contracts may include retrospective provisions that adjust premiums in the event losses are minimal or zero. As described earlier, there is considerable uncertainty regarding the estimation of future losses. In accordance with U.S. GAAP, we will recognize an asset in the period in which the absence of loss experience obligates the reinsurer to pay cash or other consideration under the contract. In the event that a loss arises, we will derecognize such asset in the period in which a loss arises. Such adjustments to the asset, which accrue throughout the contract term, will negatively impact our operating results when a catastrophic loss event occurs during the contract term.

Due to the catastrophic losses caused by Hurricane Helene and Hurricane Milton during 2024, premiums ceded were increased by $44,289,000 for the year ended December 31, 2024, resulting from the reversal of benefits accrued in prior years. For the years ended December 31, 2023 and 2022, we accrued benefits and recognized reductions in premiums ceded of $27,972,000 and $18,710,000, respectively.

As of December 31, 2024, there were no accrued benefits under such agreements. As of December 31, 2023, we had $44,289,000 of accrued benefits, the amount that would be charged to earnings in the event we experience a catastrophic loss that exceeds the coverage limit provided under such agreements.

Income Taxes. We account for income taxes in accordance with U.S. GAAP, resulting in two components of income tax expense (benefit): current and deferred. Current income tax expense (benefit) reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets, representing future reductions in taxable income, are recorded with the assumption that taxable income will be present in the future. Given the uncertainty regarding future taxable income, valuation allowances are provided against deferred tax assets that are not likely to be realized, if any. We have elected to classify the related interest and penalties, if any, as income tax expense as permitted by current accounting standards.

Stock-Based Compensation. We account for stock-based compensation awards under our stockholder-approved incentive plans in accordance with the fair value recognition provisions of U.S. GAAP, which require the measurement, and recognition of compensation for all stock-based awards made to employees, non-employee directors, and third-party award recipients including stock options, restricted stock and warrant issuances based on estimated fair values. For restricted stock with service-based vesting conditions, fair value is determined by the market price of the stock on the grant date. Compensation expense is then recognized ratably over the requisite or derived service period of the award. Restricted stock awards with market-based vesting conditions require the use of a Monte Carlo simulation model with the assistance of a third-party valuation specialist to estimate the fair value and derived service period of the award. We then recognize the compensation expense ratably over this derived service period. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility and derived service periods. We develop our estimates based on historical data and market information. We primarily use the Black-Scholes option-pricing model, which requires the following variables for input to calculate the fair value of each stock award on the option grant date: 1) expected volatility of our stock price, 2) the risk-free interest rate, 3) expected term of each award, 4) expected dividends, and 5) an expected forfeiture rate. For stock-based awards granted by non-public subsidiaries, we determine the fair value with the assistance of an independent valuation specialist who may use different valuation methods such as a Monte Carlo simulation model and a binomial distribution model. Inputs such as an estimated stock price of our private subsidiary and expected price volatility used in these valuation methods are derived mathematically from a data analysis of many public peer companies with similar characteristics.

Limited Partnership Investments. The valuation of our limited partnership investments is prepared by the general partner of each fund. We use net asset value ("NAV") provided by the general partner to estimate our share of the fair value of these investments. However, the timing of the delivery of the fund's financial statements and NAV information is on a three-month lag which results in a three-month delay in the recognition of our share of the limited partnership's earnings or losses. But because this is the best information available, we use it as an estimate for the fair value at our reporting dates, unless conditions have changed significantly in the economy or securities markets since the previous quarter due to an event such as changes in the government's fiscal or monetary policies. In such a case, we will adjust our estimate with the assistance from the general partner.

Acquired Intangible Assets. Acquired intangible assets represent the fair value of consideration we paid and are estimated to pay in exchange for the renewal rights and non-compete intangible assets acquired from the seller. In the renewal rights transactions, we purchased the right, but not the obligation, to offer homeowners insurance coverage to all policyholders of the seller in certain states on the agreed-upon policy replacement date. The renewal rights agreements also contain a non-compete clause whereby the seller agrees not to offer homeowners insurance policies in these states through a specified date. We record intangible assets based on the fair value of the consideration we paid and are estimated to pay to the seller as provided in the renewal rights agreements with the seller. We engaged a third-party valuation specialist to assist with the allocation of the renewal rights and non-compete intangible assets acquired. Uncertainty is inherent in the estimates of future payments and in the assumptions made in allocating value to separate intangible assets. Intangible assets are amortized over their estimated useful lives. Intangible assets are evaluated to ensure that there is no impairment to carrying value and no change required in the amortization period. Based on the review and the assessment, we concluded that there was no impairment related to the renewal rights intangible assets at December 31, 2024.

ITEM 7A – *Quantitative and Qualitative Disclosures About Market Risk*

Our investment portfolio at December 31, 2024 included fixed-maturity and equity securities, the purposes of which are not for speculation. Our main objective is to maximize after-tax investment income and maintain sufficient liquidity to meet our obligations while minimizing market risk, which is the potential economic loss from adverse fluctuations in securities prices. We consider many factors including credit ratings, investment concentrations, regulatory requirements, anticipated fluctuation of interest rates, durations and market conditions in developing investment strategies. Our investment securities are managed primarily by outside investment advisors and are overseen by the investment committee appointed by our Board of Directors. From time to time, our investment committee may decide to invest in low risk assets such as U.S. government bonds.

Our investment portfolio is exposed to interest rate risk, credit risk and equity price risk. Fiscal and economic uncertainties caused by any government action or inaction may exacerbate these risks and potentially have adverse impacts on the value of our investment portfolio.

We classify our fixed-maturity securities as available-for-sale and report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive income within our stockholders' equity. As such, any material temporary changes in their fair value can adversely impact the carrying value of our stockholders' equity. In addition, we recognize any unrealized gains and losses related to our equity securities in our statement of income. As a result, our results of operations can be materially affected by the volatility in the equity market.

Interest Rate Risk

Our fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs.

The following table illustrates the impact of hypothetical changes in interest rates to the fair value of our fixed-maturity securities at December 31, 2024 (amounts in thousands):

Hypothetical Change in Interest Rates	Estimated Fair Value	Change in Estimated Fair Value	Percentage Increase (Decrease) in Estimated Fair Value
300 basis point increase	$683,744	$(34,793)	-4.84%
200 basis point increase	695,334	(23,203)	-3.23%
100 basis point increase	706,931	(11,606)	-1.62%
100 basis point decrease	730,150	11,613	1.62%
200 basis point decrease	741,772	23,235	3.23%
300 basis point decrease	753,401	34,864	4.85%

Credit Risk

Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuers of our fixed-maturity securities. We mitigate the risk by investing in fixed-maturity securities that are generally investment grade, by diversifying our investment portfolio to avoid concentrations in any single issuer or business sector, and by continually monitoring each individual security for declines in credit quality. While we emphasize credit quality in our investment selection process, significant downturns in the markets or general economy may impact the credit quality of our portfolio.

The following table presents the composition of our fixed-maturity securities, by rating, at December 31, 2024 (amounts in thousands):

Comparable Rating	Cost or Amortized Cost	% of Total Amortized Cost	Estimated Fair Value	% of Total Estimated Fair Value
AAA	$ 54,834	8	$ 54,852	8
AA+, AA, AA-	635,536	88	634,800	88
A+, A, A-	14,703	2	14,507	2
BBB+, BBB, BBB-	12,463	2	12,398	2
CCC+, CC and Not rated	2,000	—	1,980	—
Total	$719,536	100	$718,537	100

Equity Price Risk

Our equity investment portfolio at December 31, 2024 included common stocks, perpetual preferred stocks, mutual funds and exchange-traded funds. We may incur potential losses due to adverse changes in equity security prices. We manage the risk primarily through industry and issuer diversification and asset mix.

The following table illustrates the composition of our equity securities at December 31, 2024 (amounts in thousands):

	Estimated Fair Value	% of Total Estimated Fair Value
Stocks by sector:		
Consumer	$ 6,776	12
Financial	7,823	14
Technology	4,547	8
Other (1)	3,848	7
	22,994	41
Mutual funds and exchange-traded funds by type:		
Debt	27,162	48
Equity	6,007	11
Alternative	37	—
	33,206	59
Total	$56,200	100

(1)   Represents an aggregate of less than 5% sectors.

Foreign Currency Exchange Risk

At December 31, 2024, we did not have any material exposure to foreign currency related risk.

ITEM 8 – *Financial Statements and Supplementary Data*

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
HCI Group, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HCI Group, Inc. and Subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Reserves for Losses and Loss Adjustment Expenses

As described in Note 2 — "Summary of Significant Accounting Policies" and Note 15 — "Losses and Loss Adjustment Expenses" to the consolidated financial statements, the Company's reserves for losses and loss adjustment expenses ("LAE") reported in the consolidated balance sheet were $845.9 million at December 31, 2024. Reserves for losses and LAE reflect management's best estimate regarding the Company's ultimate losses, resulting in a liability for claims that have been incurred, but not yet paid, and claims that have been incurred but not yet reported. The reserves are based on the application of actuarial techniques and other projection methodologies, taking into consideration other facts and circumstances known at the balance sheet date. The methods used by management in determining the reserves for losses and LAE are complex and subjective with various key inputs and assumptions. Judgement is required to determine the inputs and assumptions used and these can significantly impact the reserves recognized. The most significant judgments include the choice of the appropriate standard actuarial reserving methods, the selection of loss development factors that place reliance on actual historical loss experience, current claim trends, and the prevailing social, economic and legal environments, and reserves derived specific to catastrophe events.

The principal considerations for our determination of the reserves for losses and LAE as a critical audit matter are the complexity and subjectivity of the judgments, estimates and assumptions that management utilized in determining their ultimate loss estimates. This required a high degree of effort and judgment in selecting the audit procedures to evaluate management's estimates and assumptions as it relates to the reserves for losses and LAE, including the use of an auditor's specialist.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management's determination of the reserves for losses and LAE, including controls over the actuarial methods and assumptions utilized to support the reserve calculations, and controls over the completeness and accuracy of historical loss data utilized in the reserves calculations.

- We tested the completeness and accuracy of the historical loss data used in the development of the reserves.

- We performed analytical procedures over the Company's recorded reserves in relation to the Company's consulting actuary's range of reserve estimates.

- We engaged an actuary as an auditor's specialist to independently assess the Company's consulting actuary's selection of actuarial methods and assumptions and the resulting reserve ranges and point estimates.

Valuation of Limited Partnership Investments

As described in Note 2 — "Summary of Significant Accounting Policies" and Note 5 — "Investments" to the consolidated financial statements, the Company's limited partnership investments reported in the consolidated balance sheet were $20.8 million at December 31, 2024. For the investments with ownership interest at five percent or less, the Company uses the net asset value method to estimate the fair value of these investments. Due to a reporting lag, the Company may record an adjustment to the Company's most recent share of net asset value when the amount can be reasonably estimated and a significant adverse impact on the net asset value is expected as a result of a major economic event. The methods used by management in determining if an adjustment to the Company's most recent share of net asset value is necessary are complex and subjective based on the judgment that is required to determine the key inputs and assumptions which can significantly impact the adjustments recognized.

The principal considerations for our determination of the valuation of limited partnership investments as a critical audit matter are the subjectivity of the inputs and assumptions that management utilized in determining the adjustment to the Company's most recent share of net asset value. This required a high degree of effort and judgment in selecting the audit procedures to evaluate management's estimates and assumptions as it relates to the valuation of limited partnership investments, including the use of an auditor's specialist.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the valuation of limited partnership investments, including controls over management's estimate of the adjustment to the Company's most recent share of net asset value of the limited partnership investments.

- We tested the completeness and accuracy of the data utilized by management and evaluated the reasonableness of management's assumptions used to develop an estimate of fair value.

- We engaged a specialist to develop an independent estimate of fair value of the limited partnership investments and comparison of management's estimate to the independently developed estimate of fair value.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2013.

Charlotte, North Carolina
February 28, 2025

Report of Independent Registered Public Accounting Firm on Internal Control

To the Shareholders, Board of Directors, and Audit Committee
HCI Group, Inc. and Subsidiaries

Opinion on Internal Control Over Financial Reporting

We have audited HCI Group, Inc. and Subsidiaries (the "Company")'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company for each of the three years in the period ended December 31, 2024, and our report dated February 28, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Charlotte, North Carolina
February 28, 2025

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollar amounts in thousands)

	December 31,	
	2024	**2023**
Assets		
Fixed-maturity securities, available-for-sale, at fair value (amortized cost: $719,536 and $387,687, respectively and allowance for credit losses: $0 and $0, respectively)	$ 718,537	$ 383,238
Equity securities, at fair value (cost: $52,030 and $44,011, respectively)	56,200	45,537
Limited partnership investments	20,802	23,583
Real estate investments	79,120	67,893
Total investments	874,659	520,251
Cash and cash equivalents (a)	532,471	536,478
Restricted cash (a)	3,714	3,287
Receivable from maturities of fixed-maturity securities	—	91,085
Accrued interest and dividends receivable	6,008	3,507
Income taxes receivable (a)	463	—
Deferred income taxes, net (a)	72	512
Premiums receivable, net (allowance: $5,891 and $3,152, respectively) (a)	50,582	38,037
Assumed premiums receivable	—	19,954
Prepaid reinsurance premiums (a)	92,060	86,232
Reinsurance recoverable, net of allowance for credit losses (a):		
Paid losses and loss adjustment expenses (allowance: $0 and $0, respectively)	36,062	19,690
Unpaid losses and loss adjustment expenses (allowance: $186 and $118, respectively)	522,379	330,604
Deferred policy acquisition costs (a)	54,303	42,910
Property and equipment, net	29,544	29,251
Right-of-use assets – operating leases	1,182	1,407
Intangible assets, net	5,206	7,659
Funds withheld for assumed business	11,690	30,087
Other assets (a)	9,818	50,365
Total assets	$2,230,213	$1,811,316
Liabilities and Equity		
Losses and loss adjustment expenses (a)	$ 845,900	$ 585,073
Unearned premiums (a)	584,703	501,157
Advance premiums	18,867	15,895
Reinsurance payable on paid losses and loss adjustment expenses	2,496	3,145
Ceded reinsurance premiums payable	18,313	8,921
Assumed premiums payable (a)	2,176	850
Accrued expenses (a)	17,677	19,722
Income tax payable (a)	5,451	7,702
Deferred income taxes, net (a)	2,830	—
Revolving credit facility	44,000	—
Long-term debt	185,254	208,495
Lease liabilities – operating leases	1,185	1,408
Other liabilities (a)	32,320	35,623
Total liabilities	1,761,172	1,387,991
Commitments and contingencies (Note 25)		
Redeemable noncontrolling interests (Note 21)	1,691	96,160
Equity:		
Common stock (no par value, 40,000,000 shares authorized, 10,767,184 and 9,738,183 shares issued and outstanding in 2024 and 2023, respectively)	—	—
Additional paid-in capital	122,289	89,568
Retained income	331,793	238,438
Accumulated other comprehensive loss, net of taxes	(749)	(3,163)
Total stockholders' equity	453,333	324,843
Noncontrolling interests	14,017	2,322
Total equity	467,350	327,165
Total liabilities, redeemable noncontrolling interest and equity	$2,230,213	$1,811,316

(a)   See Note 16 for details of balances associated with variable interest entities.

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(Dollar amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2024	**2023**	**2022**
Revenue			
Gross premiums earned	$1,083,220	$ 765,512	$ 724,716
Premiums ceded	(405,659)	(269,627)	(261,144)
Net premiums earned	677,561	495,885	463,572
Net investment income	59,148	46,234	32,447
Net realized investment gains (losses)	3,384	(1,996)	(1,187)
Net unrealized investment gains (losses)	2,644	3,215	(7,153)
Policy fee income	4,639	4,704	4,279
Gain from remeasurement of contingent liabilities	—	—	3,117
Other	2,675	2,628	4,488
Total revenue	750,051	550,670	499,563
Expenses			
Losses and loss adjustment expenses	374,708	254,579	371,463
Policy acquisition and other underwriting expenses	99,402	90,822	104,977
General and administrative personnel expenses	63,152	53,868	56,511
Interest expense	13,344	11,117	7,768
Impairment loss	—	—	2,284
Other operating expenses	26,018	22,634	24,978
Total expenses	576,624	433,020	567,981
Income (loss) before income taxes	173,427	117,650	(68,418)
Income tax expense (benefit)	45,846	28,393	(13,815)
Net income (loss)	127,581	89,257	(54,603)
Net income attributable to redeemable noncontrolling interests (Note 21)	(10,149)	(9,370)	(9,106)
Net (income) loss attributable to noncontrolling interests	(7,479)	(853)	5,198
Net income (loss) after noncontrolling interests	$ 109,953	$ 79,034	$ (58,511)
Basic earnings (loss) per share	$ 10.59	$ 9.13	$ (6.24)
Diluted earnings (loss) per share	$ 8.89	$ 7.62	$ (6.24)

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(Dollar amounts in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income (loss)	$ 127,581	$ 89,257	$ (54,603)
Other comprehensive income (loss):			
Change in unrealized gains (losses) on investments:			
Net unrealized gains (losses) arising during the period	5,241	4,818	(11,355)
Call and repayment gains charged to investment income	(2)	—	—
Reclassification adjustment for net realized (gains) losses	(1,789)	1,029	429
Net change in unrealized gains (losses)	3,450	5,847	(10,926)
Deferred income taxes on above change	(864)	1,114	154
Total other comprehensive income (loss), net of income taxes	2,586	6,961	(10,772)
Comprehensive income (loss)	130,167	96,218	(65,375)
Comprehensive (income) loss attributable to noncontrolling interests	(7,652)	(1,091)	5,586
Comprehensive income (loss) after noncontrolling interests	$ 122,515	$ 95,127	$ (59,789)

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Equity
For the Year Ended December 31, 2024
(Dollar amounts in thousands, except per share amount)

	Common Stock		Additional Paid-In Capital	Retained Income	Accumulated Other Comprehensive Loss, Net of Tax	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance at December 31, 2023	9,738,183	$ —	$ 89,568	$238,438	$ (3,163)	$ 324,843	$ 2,322	$327,165
Net income	—		—	119,427	—	119,427	8,154	127,581
Net income attributable to redeemable noncontrolling interests	—		—	(9,474)	—	(9,474)	(675)	(10,149)
Total other comprehensive income, net of income taxes	—		—	—	2,414	2,414	172	2,586
Cashless exercise of common stock warrants	386,267		—	—	—	—	—	—
Issuance of restricted stock	269,200		—	—	—	—	—	—
Forfeiture of restricted stock	(5,175)		—	—	—	—	—	—
Repurchase and retirement of common stock	(10,378)		(1,036)	—	—	(1,036)	—	(1,036)
Conversion of senior notes to common stock	389,087		23,449	—	—	23,449	—	23,449
Dilution from subsidiary stock-based compensation	—		—	—	—	—	2,786	2,786
Common stock dividends ($1.60 per share)	—		—	(16,598)	—	(16,598)	—	(16,598)
Stock-based compensation	—		6,922	—	—	6,922	—	6,922
Deemed dividend on warrant modification	—		3,386	—	—	3,386	—	3,386
Subscriber surplus contribution	—		—	—	—	—	1,258	1,258
Balance at December 31, 2024	10,767,184	$ —	$122,289	$331,793	$ (749)	$ 453,333	$ 14,017	$467,350

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Equity – (Continued)
For the Year Ended December 31, 2023
(Dollar amounts in thousands, except per share amount)

	Common Stock		Additional Paid-In Capital	Retained Income	Accumulated Other Comprehensive Loss, Net of Tax	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance at December 31, 2022	8,598,682	$ —	$ —	$172,482	$ (9,886)	$ 162,596	$ (1,342)	$161,254
Net income	—	—	—	87,743	—	87,743	1,514	89,257
Net income attributable to redeemable noncontrolling interest	—	—	—	(8,709)	—	(8,709)	(661)	(9,370)
Total other comprehensive income, net of income taxes	—	—	—	—	6,723	6,723	238	6,961
Issuance of restricted stock	13,000	—	—	—	—	—	—	—
Forfeiture of restricted stock	(9,001)	—	—	—	—	—	—	—
Repurchase and retirement of common stock	(14,498)	—	(784)	—	—	(784)	—	(784)
Issuance of common stock in public offering	1,150,000	—	84,572	—	—	84,572	—	84,572
Dilution from subsidiary stock-based compensation	—	—	—	—	—	—	2,573	2,573
Common stock dividends ($1.60 per share)	—	—	—	(13,719)	—	(13,719)	—	(13,719)
Stock-based compensation	—	—	6,421	—	—	6,421	—	6,421
Additional paid-in capital shortfall adjustment allocated to retained income	—	—	(641)	641	—	—	—	—
Balance at December 31, 2023	9,738,183	$ —	$ 89,568	$238,438	$ (3,163)	$ 324,843	$ 2,322	$327,165

See accompanying Notes to Consolidated Financial Statements.

52

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Equity – (Continued)
For the Year Ended December 31, 2022
(Dollar amounts in thousands, except per share amount)

	Common Stock		Additional Paid-In Capital	Retained Income	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total Stockholders' Equity	Noncontrolling Interests	Total Equity
	Shares	Amount						
Balance at December 31, 2021	10,131,399	$ —	$ 76,077	$246,790	$ 498	$ 323,365	$ 1,138	$324,503
Net loss	—	—	—	(50,097)	—	(50,097)	(4,506)	(54,603)
Net income attributable to redeemable noncontrolling interest	—	—	—	(8,414)	—	(8,414)	(692)	(9,106)
Total other comprehensive loss, net of income taxes	—	—	—	—	(10,384)	(10,384)	(388)	(10,772)
Issuance of restricted stock	7,000	—	—	—	—	—	—	—
Forfeiture of restricted stock	(11,230)	—	—	—	—	—	—	—
Repurchase and retirement of common stock	(1,137,336)	—	(71,242)	—	—	(71,242)	—	(71,242)
Repurchase and retirement of common stock under share repurchase plan	(391,151)	—	(17,070)	—	—	(17,070)	—	(17,070)
Dilution from subsidiary stock-based compensation	—	—	—	—	—	—	3,106	3,106
Common stock dividends ($1.60 per share)	—	—	—	(15,157)	—	(15,157)	—	(15,157)
Stock-based compensation	—	—	11,595	—	—	11,595	—	11,595
Additional paid-in capital shortfall adjustment allocated to retained income	—	—	640	(640)	—	—	—	—
Balance at December 31, 2022	8,598,682	$ —	$ —	$172,482	$ (9,886)	$ 162,596	$ (1,342)	$161,254

See accompanying Notes to Consolidated Financial Statements.

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income (loss) after noncontrolling interests	$ 109,953	$ 79,034	$ (58,511)
Net income attributable to noncontrolling interests	17,628	10,223	3,908
Net income (loss)	127,581	89,257	(54,603)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Stock-based compensation expense	10,189	9,348	15,107
Net accretion of discount on investments in fixed-maturity securities	(3,414)	(4,497)	(961)
Depreciation and amortization	4,299	8,184	8,010
Deferred income tax expense (benefit)	2,406	(1,102)	(9,881)
Net realized investment (gains) losses	(3,384)	1,996	1,187
Net unrealized investment (gains) losses	(2,644)	(3,215)	7,153
Credit loss expense—reinsurance recoverable	68	(336)	364
Net income from unconsolidated joint venture	—	—	(495)
Distributions received from unconsolidated joint venture	—	—	489
Net income from limited partnership interests	(597)	(661)	(3,963)
Distributions received from limited partnership interests	1,020	1,148	3,001
Impairment loss	—	—	2,284
Loss on extinguishment of debt	—	177	—
Gain on involuntary conversion	—	—	(13,402)
Gain on sale of real estate investments	—	(8,811)	(376)
Gain from remeasurement of contingent liabilities	—	—	(3,117)
Foreign currency remeasurement loss	133	60	108
Other non-cash items	308	158	(47)
Changes in operating assets and liabilities:			
Accrued interest and dividends receivable	(2,501)	(1,555)	(1,599)
Income taxes	(2,714)	10,509	1,277
Premiums receivable, net	(12,545)	(3,039)	33,159
Assumed premiums receivable	19,954	(19,954)	—
Prepaid reinsurance premiums	(5,828)	(19,605)	(40,272)
Reinsurance recoverable	(208,215)	338,401	(612,073)
Deferred policy acquisition costs	(11,393)	2,612	12,173
Funds withheld for assumed business	18,397	18,685	24,944
Other assets	40,488	(19,893)	(15,581)
Losses and loss adjustment expenses	260,827	(278,692)	626,600
Unearned premiums	83,546	133,110	1,303
Advance premiums	2,972	(2,692)	4,816
Reinsurance payable on paid losses and loss adjustment expenses	(649)	(5,461)	4,589
Ceded reinsurance premiums payable	9,392	(8,725)	(1,672)
Assumed premiums payable	1,326	850	—
Reinsurance recovered in advance on unpaid losses	—	(19,863)	19,863
Accrued expenses and other liabilities	2,794	14,264	(8,397)
Net cash provided by (used in) operating activities	331,816	230,658	(12)

(continued)

54

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows – (Continued)
(Dollar amounts in thousands)

	Years Ended December 31,		
	2024	2023	2022
Cash flows from investing activities:			
Investments in limited partnership interests	(1,233)	(1,483)	(1,967)
Distributions received from limited partnership interests	3,591	3,115	5,360
Distributions received from unconsolidated joint venture	—	18	351
Purchase of property and equipment	(4,052)	(6,502)	(6,341)
Purchase of real estate investments	(16,066)	(21,405)	(841)
Purchase of intangible assets	—	(1,786)	(3,800)
Purchase of fixed-maturity securities	(804,037)	(332,152)	(614,843)
Purchase of equity securities	(32,599)	(20,501)	(22,887)
Purchase of short-term and other investments	—	(81)	(42)
Compensation received for property relinquished through eminent domain	—	—	14,500
Proceeds from sales of property and equipment	14	—	—
Proceeds from sales of real estate investments	—	21,746	667
Proceeds from sales of fixed-maturity securities	111,374	22,326	11,716
Proceeds from calls, repayments and maturities of fixed-maturity securities	457,102	328,719	151,415
Proceeds from sales of equity securities	25,796	12,202	31,605
Proceeds from sales, redemptions and maturities of short-term and other investments	—	53	570
Net cash (used in) provided by investing activities	(260,110)	4,269	(434,537)
Cash flows from financing activities:			
Cash dividends paid	(16,598)	(13,719)	(15,233)
Cash dividends received under share repurchase forward contract	—	—	76
Net borrowing (repayment) under revolving credit facility	44,000	—	(15,000)
Net proceeds from issuance of common stock	—	84,572	—
Cash dividends paid to redeemable noncontrolling interests	(2,923)	(6,763)	(5,508)
Proceeds from issuance of long-term debt	—	12,000	172,500
Net surplus contribution from subscribers	2,949	—	—
Repayment of long-term debt	(519)	(562)	(1,009)
Redemption of long-term debt	(466)	(6,895)	—
Repurchases of common stock	(1,037)	(784)	(71,242)
Repurchases of common stock under share repurchase plan	—	—	(17,070)
Redemption of redeemable noncontrolling interests	(100,000)	—	—
Purchase of noncontrolling interests	(481)	(354)	(406)
Debt issuance costs	(99)	(378)	(6,041)
Net cash (used in) provided by financing activities	(75,174)	67,117	41,067
Effect of exchange rate changes on cash	(112)	(42)	(98)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(3,580)	302,002	(393,580)
Cash, cash equivalents, and restricted cash at beginning of year	539,765	237,763	631,343
Cash, cash equivalents, and restricted cash at end of year	$ 536,185	$ 539,765	$ 237,763

(continued)

HCI GROUP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows – (Continued)
(Dollar amounts in thousands)

	Years Ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$54,110	$19,045	$ 146
Cash paid for interest	$12,666	$ 9,248	$ 6,155
Non-cash investing and financing activities:			
Unrealized gain (loss) on investments in available-for-sale securities, net of tax	$ 2,586	$ 6,961	$(10,772)
Payable on purchases of equity securities	$ —	$ 379	$ —
Receivable from maturities of fixed-maturity securities	$ —	$91,085	$ —
Conversion of 4.25% Convertible Senior Notes	$23,450	$ —	$ —
Purchase of real estate investments and intangible assets:			
Assumed liability	$ —	$ 4	$ —
Acquisition of intangibles:			
Contingent consideration payable	$ —	$ —	$ 1,069

See accompanying Notes to Consolidated Financial Statements.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 1 — Nature of Operations

HCI Group, Inc., together with its subsidiaries ("HCI" or the "Company"), is primarily engaged in the property and casualty insurance business through two Florida domiciled insurance companies, Homeowners Choice Property & Casualty Insurance Company, Inc. ("HCPCI") and TypTap Insurance Company ("TTIC"). Both HCPCI and TTIC are authorized to underwrite various homeowners' property and casualty insurance products and allied lines business in the state of Florida and in other states. A third insurance subsidiary, perRisk Insurance Company ("perRisk"), is domiciled in Arizona and has not yet commenced its surplus lines insurance business. The operations of insurance subsidiaries are supported by HCI Group, Inc. and certain entities within the consolidated group. The Company emphasizes the use of internally developed technologies to collect and analyze claims and other supplemental data to assist in the underwriting process and generate savings as well as efficiency for the operations of the insurance subsidiaries and other insurance-related businesses. In addition, Greenleaf Capital, LLC, the Company's real estate subsidiary, is primarily engaged in the business of owning and leasing real estate and operating marina facilities.

In October 2023, the Company incorporated a new subsidiary, Core Risk Managers, LLC ("CRM"), in the state of Florida. Its sole purpose is to conduct daily operations on behalf of Condo Owners Reciprocal Exchange ("CORE") under an attorney-in-fact agreement. CORE, a reciprocal insurance exchange, was organized in November 2023 to offer commercial residential multiple peril insurance products. In November 2024, the Company's newly incorporated subsidiary Tailrow Risk Managers, LLC ("TRM"), entered into an attorney-in-fact agreement with Tailrow Insurance Exchange ("Tailrow"), a Florida domiciled reciprocal insurance exchange, to provide policy management and administrative services. Tailrow was authorized to write fire and homeowners multiple peril lines of insurance. At the reporting date, Tailrow had not commenced insurance operations. Although the Company does not have any equity interest in CORE and Tailrow, the Company is required to consolidate both reciprocal insurance exchanges as their primary beneficiary. See Note 16 — "Variable Interest Entities" for additional information.

Insurance Business Outside Florida

The Company currently provides property insurance in the northeast and southeast regions of the United States. Northeast states include Connecticut, New Jersey, Massachusetts, and Rhode Island (collectively "Northeast Region"). Southeast states include Georgia, North Carolina, and South Carolina (collectively "Southeast Region"). Business in these regions was initially assumed under the quota share reinsurance agreements from United Property & Casualty Insurance Company, an insurance subsidiary of United Insurance Holdings Corporation ("United"). In February 2023, United's Florida-domiciled residential insurance subsidiary was placed into receivership by the State of Florida due to its financial insolvency. Under the renewal rights agreements in connection with the assumed business, these United policies were renewed and/or replaced by the Company between December 2021 and March 2023.

Citizens Assumption

From time to time, the Company may participate in a "take-out program" through which the Company assumes insurance policies held by Citizens Property Insurance Corporation ("Citizens"), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state's risk exposure by encouraging private companies to assume policies from Citizens. During the year ended December 31, 2024, approximately 52,800 policies were assumed, representing approximately $315,100 in annualized gross written premiums, whereas for the year ended December 31, 2023, approximately 60,000 policies were assumed, representing approximately $224,800 in annualized gross written premiums.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Change in Segment Information

On July 1, 2024, HCI entered into a Stock Purchase Agreement ("Purchase Agreement") with TypTap Insurance Group, Inc. ("TTIG"), its majority-owned subsidiary. Pursuant to the Purchase Agreement, TTIG transferred to HCI 2,500,000 shares of TTIC's $1.00 par value common stock which represented all of the issued and outstanding capital stock of TTIC. In exchange, HCI agreed to consider three promissory notes issued by TTIG, totaling $117,994 in principal, as fully repaid with the exception of a 2.00% promissory note due June 1, 2025. This promissory note remained in effect with its principal balance reduced from $40,000 to $2,994 until it was repaid in November 2024. As this was a transaction between entities under common control with no ultimate change in control of TTIC, the purchase was accounted for as a common control transaction. The net assets of TTIC were derecognized by TTIG and recognized by HCI at their carrying amounts on the date of the purchase. The difference between the consideration transferred and the carrying amounts of the net assets was recognized in equity. As there was no change in HCI's ownership percentage in TTIG, the change in noncontrolling interests in TTIG was charged to noncontrolling interest expense. This organizational change was implemented to align all insurance operations under a single operating segment under the Company's direct control, allowing TTIG to primarily focus on its industry-leading technology and insurance management activities as an insurance solutions provider.

As a result of this transaction, the former HCPCI Insurance Operations segment is changed to the Insurance Operations segment. TTIC's financial information is now included in this segment, allowing for the presentation of all insurance operations under a single segment. With this change, the Company now conducts its operations through five reportable segments: 1) insurance operations, 2) TypTap Group, 3) reciprocal exchange operations, 4) real estate operations, and 5) corporate and other. See Note 17 — "Segment Information" for additional information.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of HCI Group, Inc. and its majority-owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities under the Variable Interest Model prescribed by the Financial Accounting Standards Board ("FASB"). A variable interest entity is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the variable interest entity and has the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. When a variable interest entity is not consolidated, the Company uses the equity method to account for the investment. Under this method, the carrying value is generally the Company's share of the net asset value of the unconsolidated entity, and changes in the Company's share of the net asset value are recorded in net investment income.

Use of Estimates. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Material estimates that are particularly susceptible to significant change in

the near term are primarily related to losses and loss adjustment expenses, reinsurance with retrospective provisions, reinsurance recoverable, deferred income taxes, limited partnership investments, intangible assets acquired from United, allowance for credit losses, and stock-based compensation expense.

Cash and Cash Equivalents. The Company considers all short-term highly liquid investments with original maturities of less than three months to be cash and cash equivalents. At December 31, 2024 and 2023, cash and cash equivalents consisted of cash on deposit with financial institutions and securities brokerage firms, and certificates of deposit.

Restricted Cash. Restricted cash represents funds in the Company's sole ownership held by certain states in which the Company's insurance subsidiaries conduct business to meet regulatory requirements and not available for immediate business use. Funds withheld in an account for which the Company is a co-owner but not the named beneficiary are not considered restricted cash and are included in funds withheld for assumed business on the consolidated balance sheets.

Available-for-Sale Fixed-Maturity Securities. Fixed-maturity securities that are available for sale include debt securities and redeemable preferred stock. The Company's available-for-sale securities are carried at fair value. Changes in the fair value of available-for-sale securities representing unrealized gains or losses, other than credit losses, are excluded from net investment income and reported in stockholders' equity as a component of accumulated other comprehensive income (loss), net of deferred income taxes. Realized investment gains and losses from sales are recorded on the trade date and are determined using the first-in first-out ("FIFO") method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the estimated remaining term of the security. Gains and losses from call redemptions and repayments are charged to investment income.

The Company reviews fixed-maturity securities for impairment on a monthly basis. When reviewing impaired securities, the Company considers its ability and intent to hold these securities and whether it is probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity. For the fixed-maturity securities that the Company intends to sell or it is probable that the Company will have to sell before recovery or maturity, the unrealized losses are recognized as impairment losses in income.

Impaired securities where the Company has the ability and intent to hold until recovery and believes it is not probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity, are evaluated for the existence of credit-related losses. When determining impairment due to a credit-related loss, the Company carefully considers factors such as the issuer's financial ratios and condition, the security's current ratings and maturity date, the failure of the issuer to make a scheduled payment, and overall market conditions in estimating the cash flows expected to be collected. The expected cash flows discounted at the effective interest rate of the security implicit at the date of acquisition are then compared with the security's amortized cost at the measurement date. A credit loss is incurred when the present value of the expected cash flows is less than the security's amortized cost. If such credit-related losses exist, an allowance for credit losses is established with a charge in the consolidated statement of income. Subsequent changes in the allowance, whether favorable or unfavorable, are recorded on the consolidated statement of income. See additional information in the Allowance for Credit Losses section within this note. Any remaining impairment loss related to other non-credit factors such as changes in interest rates or market conditions is reflected as a component of accumulated other comprehensive income (loss).

Allowance for Credit Losses. Allowance for credit losses represents an estimation of potential losses that the Company may experience due to credit risk. The allowance for credit losses account is a contra account of a financial asset to reflect the net amount expected to be collected. Any increase or decrease in the allowance for credit losses related to investments is recognized and reflected as credit losses on investments in the Company's consolidated statement of income. For all other financial assets, credit loss expense is included in other operating expenses. When the risk of credit loss becomes certain, the allowance for credit losses account will be written off against the financial asset. Under the Current Expected Credit Loss ("CECL") model, the Company measures all expected credit losses related to relevant financial assets based on historical experience, current conditions, and reasonable and supportable forecasts which incorporate forward-looking information. The Company primarily uses a discounted cash flow method and a rating-based method in estimating credit losses at a reporting date for financial assets under the scope of the CECL model. The discounted cash flow method is a valuation method used to estimate the value of a financial asset based on its future cash flows. The Company uses this method to determine the expected credit losses for available-for-sale fixed-maturity securities. In addition, the Company elected not to measure an allowance for credit losses for accrued interest receivable as any uncollectible amount is adjusted to interest income on a monthly basis. At present, the exposure to credit losses for certain financial assets related to non-insurance business is considered immaterial to the Company's financial position.

For certain financial assets related to insurance business such as reinsurance recoverable and reinsurance receivable for premium refund, the Company uses a rating-based method, which is a modified version of the probability of default method. It requires two key inputs: a) the liquidation rate and b) the amount of loss exposure. The liquidation rate, which is published annually, is the ratio of impaired insurance companies that were eventually liquidated to the group of insurance companies considered by A.M. Best in its study. The amount of loss exposure represents the future billing balance, net of any collateral, spread over the projected periods that are based on the Company's historical claim payment pattern. The rating-based method measures credit losses by multiplying the future billings grouped by insurance rating over the projected periods by their corresponding liquidation rates by insurance rating.

For paid reinsurance recoverable which is due within 90 days after billing, the Company will rely heavily on each reinsurer's credit rating, recent financial condition, and historical collection problems, if any, in determining the expected credit loss. For risk attributable to disagreements between an insurer and reinsurer regarding a difference in interpretation of provisions in a reinsurance agreement ("dispute risk"), the Company will continue to use an incurred loss method to estimate losses. At December 31, 2024, there was no dispute risk associated with the reinsurance recoverable balance.

Equity Securities. Equity securities represent ownership interests held by the Company in entities for investment purposes. Unrealized holding gains and losses related to equity securities are reported in the consolidated statements of income as net unrealized investment gains and losses. Realized investment gains and losses from sales are recorded on the trade date and are determined using the FIFO method (see *b) Equity Securities* in Note 5 — "Investments").

Limited Partnership Investments. The Company has interests in limited partnerships that are not registered under the United States Securities Act of 1933, as amended, the securities laws of any state or the securities laws of any other jurisdictions. The partnership interests cannot be resold in the public market and any withdrawal is subject to the terms and conditions of the partnership agreements. The Company has no influence over partnership operating and financial policies. The Company uses the equity method to account for the investments with ownership interest greater than five percent. For the investments with ownership interest at five percent or less, the Company uses the net asset value method to estimate the fair value of these investments. The Company generally recognizes its share of the limited partnerships' earnings or losses on a three-month lag. Due to the lag, the Company may record an adjustment to the Company's most recent share of net asset value when the amount can be reasonably estimated and a significant adverse impact on the net asset value is expected as a result of a major economic event.

Net investment income or loss from limited partnerships represents a net aggregate amount of operating results allocated to the Company based on the percentage of ownership interest in each limited partnership.

Pursuant to U.S. GAAP, these limited partnerships which are private equity funds must measure their investments at fair value and reflect the unrealized gains and losses in the fair value of their investments on their statements of income. As a result, the carrying value of limited partnership investments at each reporting date approximates their estimated fair value.

Real Estate Investments. Real estate investments include real estate and the related assets purchased for investment purposes (see Note 5 — "Investments"). Real estate and the related depreciable assets are carried at cost, net of accumulated depreciation, which is included in net investment income and allocated over the estimated useful life of the asset using the straight-line method of depreciation. Land is not depreciated. Real estate is evaluated for impairment when events or circumstances indicate the carrying value of the real estate may not be recoverable.

Deferred Policy Acquisition Costs. Deferred policy acquisition costs ("DAC") represent direct costs to acquire insurance contracts and consist of premium taxes, inspection fees and commissions paid to outside agents at the time of collection of the policy premium. DAC may also include expenses associated with the transition of policies from other insurers for replacement policies and the issuance of renewal policies under the Company's own rates and terms. DAC is amortized over the life of the related policy in relation to the amount of gross premiums earned. Ceding commission and related costs paid associated with assumed business are also deferred and amortized over the life of the reinsurance agreement.

The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value, which gives effect to the gross premium earned, related investment income, unpaid losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

DAC is reviewed to determine if it is recoverable from future premium income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. The amount of DAC considered recoverable could be reduced in the near term if the estimates of total gross premium earned are reduced or permanently impaired as a result of the disposition of a line of business. The amount of amortization of DAC could be revised in the near term if any of the gross premium earned estimates discussed above are revised.

Property and Equipment. Property and equipment is stated at cost less accumulated depreciation and amortization, which is included in other operating expenses. Depreciation is calculated on a straight-line basis over the estimated useful lives as follows: land improvements, five years; building, 39 years; building improvements, three to ten years; computer hardware and software, three years; and furniture and office equipment, three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the asset's useful life. Land is not depreciated. Expenditures for improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company capitalizes both internal and external costs for internally developed software during the application development stage. During the preliminary project and post-implementation stage, internal-use software development costs are expensed as incurred. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of seven years.

Impairment of Long-Lived Assets. Long-lived assets, such as property and equipment, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets by determining whether the assets can be recovered from undiscounted future cash flows. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to maintain profitability so as to be able to meet its obligations when they become due. In our opinion, based upon current information and projections, tangible long-lived assets will be recovered over the period of benefit.

Leases. The Company leases office equipment, storage units, and office space from non-affiliates under terms ranging from one month up to nine years. In assessing whether a contract is or contains a lease, the Company first determines whether there is an identified asset in the contract. The Company then determines whether the contract conveys the right to obtain substantially all of the economic benefits from use of the identified asset or the right to direct the use of the identified asset. The Company elects not to record any lease with a term of 12 months or less on the consolidated balance sheet. For such short-term leases, the Company recognizes the lease payments in expense on a straight-line basis over the lease term.

If the contract is or contains a lease and the Company has the right to control the use of the identified asset, the right-of-use ("ROU") asset and the lease liability is measured from the lease component of the contract and recognized on the consolidated balance sheet. In measuring the lease liability, the Company uses its incremental borrowing rate for a loan secured by a similar asset that has a term similar to the lease term to discount the lease payments. The contract is further evaluated to determine the classification of the lease as to whether it is finance or operating. If the lease is a finance lease, the ROU asset is depreciated to depreciation expense over the shorter of the useful life of the asset or the lease term. Interest expense is recorded in connection with the lease liability using the effective interest method. If the lease is an operating lease, the ROU asset is amortized to lease expense on a straight-line basis over the lease term. For the presentation of finance leases on the Company's consolidated balance sheets, ROU assets and corresponding lease liabilities are included with property and equipment, net, and long-term debt, respectively. For the presentation of operating leases on the Company's consolidated balance sheets, ROU assets are presented as right-of-use assets – operating leases and corresponding lease liabilities are reflected as lease liabilities – operating leases.

The Company as a lessor leases its commercial and retail properties, boat slips, and docks to non-affiliates at various terms. If the contract gives the Company's customer the right to control the use of the identified asset, revenue is recognized on a straight-line basis over the lease term. Initial direct costs incurred by the Company are deferred and amortized on a straight-line basis over the lease term. The Company also records an unbilled receivable, which is the amount by which straight-line revenue exceeds the amount billed in accordance with the lease.

Intangible Assets. Intangibles related to real estate investments consist of the value attributable to the acquired in-place leases and the primary, or anchor tenant relationships. The value attributable to the anchor tenant relationship represents the economic benefits of having a nationally recognized retailer as the lead tenant, which draws consumer traffic and other tenants to the retail center. These intangibles are amortized to expense over the related lease term. Amortization of the intangibles related to real estate investments is reflected in net investment income in the consolidated statements of income. The Company reviews these intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. In the event the Company determines the carrying value is not recoverable, an impairment loss is recorded in the Company's consolidated statements of income.

Acquired intangible assets represent the fair value of consideration the Company paid and is estimated to pay in exchange for the renewal rights and non-compete intangible assets acquired from the seller. In the renewal rights transactions, the Company purchased the right, but not the obligation, to offer homeowners insurance coverage to all policyholders of the seller in certain states on the agreed-upon policy replacement date. The renewal rights agreements also contain a non-compete clause whereby the seller agrees not to offer homeowners insurance policies in these states through a specified date. The Company records these intangible assets based on the fair value of the consideration it paid and is estimated to pay to the seller as provided in the renewal rights agreements with the seller. The Company engaged a third-party valuation specialist to assist with the allocation of the renewal rights and non-compete intangible assets acquired. Intangible assets are amortized over their estimated useful lives. Amortization of the renewal rights and non-compete intangible assets is reflected in other operating expenses in the consolidated statements of income. Intangible assets are evaluated to ensure that there is no impairment to carrying value and no change required in the amortization period. See Note 10 — "Intangible Assets, Net" for additional information.

Funds Withheld for Assumed Business. Pursuant to the Company's quota share reinsurance agreements with United, trust accounts were established for the benefit of United as beneficiary. The trust balances represent the net amount owed to the Company under the reinsurance agreements. The trusts consist of a) funds deposited to establish the accounts and b) premiums, including any subsequent premium adjustment, and are reduced by commissions and paid losses and loss adjustment expenses. The assets within the trust accounts consist primarily of cash. Funds remaining at the completion of the quota share agreements are to be distributed according to the trust agreements. Prior to United being placed into receivership by the State of Florida on February 27, 2023, United had the exclusive and unconditional right to withdraw funds from the trust accounts on demand with written notice in compliance with the quota share reinsurance agreements. The funds are now under the control of the receiver.

Lease Acquisition Costs. Lease acquisition costs represent capitalized costs of finding and acquiring tenants such as leasing commissions, legal, and marketing expenses. The costs are included in other assets on the consolidated balance sheets. The Company amortizes these costs in other operating expenses on a straight-line basis over the term of a lease.

Long-Term Debt. Long-term debt includes debt instruments and finance lease obligations. A debt instrument is generally classified as a liability and carried at amortized cost, net of any issuance costs. Debt issuance costs are capitalized and amortized to interest expense over the expected life of the debt instrument using the effective interest method. At issuance, a debt instrument with embedded features such as conversion and redemption options is evaluated to determine whether bifurcation and derivative accounting is applicable. Any embedded feature other than the conversion option is evaluated at issuance to determine if it is probable that such embedded feature will be exercised. If the Company concludes that the exercisability of that embedded feature is not probable, the embedded feature is considered to be non-substantive and would not impact the initial measurement and expected life of the debt instrument.

Redeemable Noncontrolling Interests. Redeemable noncontrolling interests represent economic interests in TTIG and CORE not held by HCI. They are presented in the temporary equity (mezzanine) section of the consolidated balance sheets.

TTIG

The interest in TTIG, present at December 31, 2023 but redeemed during the first quarter of 2024, contained rights in dividends, voting, conversion, participation, liquidation preference and redemption. The redemption feature was not solely within the control of TTIG. The interest was initially recorded at fair value and was decreased by related issuance costs. The fair value was initially estimated using a residual fair value approach. The effect of increasing dividend rates was accreted to the redeemable noncontrolling interest with a corresponding reduction in retained income. The effective interest method was used for accretion over the period of the increasing dividend rates. The carrying value of the interest was also subsequently adjusted for accrued dividends and dividend payments. The Company had the option to pay the dividends in cash or make a payment-in-kind. See Note 21 — "Redeemable Noncontrolling Interests" for additional information on the redemption.

Consolidated Variable Interest Entities

Consolidated variable interests ("VIEs") include CORE and Tailrow. At the reporting date, Tailrow had yet to commence its insurance operations. The interest in VIEs represents a refundable portion of subscriber surplus contributions. In general, a reciprocal insurance exchange collects surplus contributions in addition to policy premiums from its policyholders referred to as subscribers. The purpose of the surplus contribution is to support the reciprocal insurance exchange's financial strength and lower their cost of capital. The surplus contribution made during a policy term may be returned on a pro-rata basis to a subscriber in the event of policy cancellation. As the term of an insurance policy progresses, a portion of the surplus contribution is reclassified from the redeemable noncontrolling interest to the noncontrolling interest.

Noncontrolling Interests. The Company has noncontrolling interests attributable to TTIG, CORE, and Tailrow. A noncontrolling interest arises when the Company has less than 100% of the voting rights and economic interests in a subsidiary or a consolidated variable interest entity. The noncontrolling interest in TTIG is periodically adjusted for the expensing of TTIG's stock-based awards granted to its employees, the interest's share of TTIG's net income or loss attributable to common stockholders and the change in other comprehensive income or loss. The noncontrolling interest in CORE and Tailrow is periodically adjusted for the interest's share of each reciprocal insurance exchange's net income or loss attributable to common stockholders and the reclassification of surplus contributions from refundable to nonrefundable amount.

Losses and Loss Adjustment Expenses. Reserves for losses and loss adjustment expenses ("LAE") are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to income as the losses and LAE are settled.

The estimates of unpaid losses and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated regulatory and legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and LAE. Adjustments are reflected in the results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates. Losses and LAE ceded to or recovered from reinsurers are recorded as a reduction to losses and LAE on the consolidated statements of income.

Advance Premiums. Premium payments received prior to the policy effective date are recorded as advance premiums. Once the policy is in force, the premiums are recorded as described under "*Premium Revenue*" below.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Premiums Receivable. Premiums receivable represent the amount of premiums due from policyholders for insurance coverage. Premiums are recorded as receivable in the Company's general ledger on the effective date of the policy. Premiums are billed to the policyholder 45-60 days in advance of the effective date. The policyholder is given a 30-day grace period after the effective date to pay the premium before the insurance coverage is cancelled. If the policyholder does not pay the premium, the Company can cancel the policy and has no obligation to provide insurance coverage. Unpaid renewal policies are cancelled at midnight on the last day of the period for which the policyholder has paid. The unearned premium liability for the cancelled policy is reversed along with the premium receivable balance. Therefore, there is no unpaid earned premium and credit loss associated with the cancelled policy.

However, when the 30-day grace period falls between two reporting periods, the premium receivable balance at the end of the first reporting period may potentially be overstated for not considering the policy that is subsequently cancelled during the following reporting period. To mitigate the overstatement issue, the Company estimates the monetary impact from the subsequent policy cancellation by multiplying the historical cancellation rate to the premiums receivable balance at the reporting date. An allowance for uncollectible premiums, which offsets the balance of premiums receivable, is established by reducing the unearned premiums liability and earned revenues.

At December 31, 2024 and 2023, allowances for uncollectible premiums were $5,891 and $3,152, respectively. The increase in allowances for uncollectible premiums during 2024 resulted in a $2,329 decrease in unearned premiums during the year ended December 31, 2024. The decrease in allowances for uncollectible premiums during 2023 resulted in a $2,113 increase in unearned premiums during the year ended December 31, 2023. For the year ended December 31, 2024, a decrease in earned revenues was $410 as opposed to an increase in earned revenues of $97 and a decrease in earned revenues of $180 for the years ended December 31, 2023 and 2022, respectively.

Reinsurance Ceded. In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions. Amounts recoverable from reinsurers are estimated in a manner consistent with the applicable reinsurance contract or contracts. Premiums ceded to other companies have been reported as a reduction of gross premiums earned to arrive at net premiums earned. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers.

From time to time, the Company may elect to pay a reinstatement premium to a reinsurer in order to restore an amount of reinsurance coverage limit exhausted by a loss event. When that occurs, the unamortized portion of the existing prepaid reinsurance premium associated with the first coverage limit will be immediately expensed. The reinstatement premium will be recognized as prepaid reinsurance premium which will be amortized to premiums ceded over the remaining coverage period of a contract.

One of the Company's current reinsurance contracts contains retrospective provisions including terms and conditions that adjust premiums based on the loss experience under the contract. In such cases, a with-and-without method is used to estimate the asset or liability amount to be recognized at each reporting date. The amount of the estimate is the difference between the net contract costs before and after the loss experience under the contract. Estimates related to premium adjustments are recognized in ceded premiums earned. These estimates are reviewed monthly based on the loss experience to date and as adjustments become necessary. Such

adjustments in premiums ceded are reflected in the Company's current operations and recorded in other assets until received upon the expiration of the contract. See Note 14 — "Reinsurance" for additional information.

The Company receives ceding commissions from ceding gross written premiums to a third-party reinsurer under one flood quota share reinsurance contract. The ceding commissions represent the reimbursement of the Company's policy acquisition, underwriting and other operating expenses. Ceding commissions received cover a portion of premium taxes and agent commissions capitalized by the Company and a portion of non-capitalized acquisition costs and other underwriting expenses. Ceding commissions are recognized as income on a pro-rata basis over the terms of the policies reinsured, the amount of which is included in policy acquisition and other underwriting expenses in the consolidated statement of income. The unearned portion of ceding commissions that represents recovery of capitalized acquisition costs is classified as a reduction of DAC whereas the remaining unearned balance is classified as deferred revenue in other liabilities.

Reinsurance Assumed. From time to time, the Company agrees to assume risk from another insurance company. Reinsurance premiums, commission, cost allowance, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums assumed from other insurance companies are included in gross premiums earned. Ceding commissions on assumed gross written premiums and related costs paid are reflected as DAC which is amortized as expense on a pro-rata basis over the life of the reinsurance agreement. This amortized expense is included in policy acquisition and other underwriting expenses in the consolidated statements of income.

Premium Revenue. Premium revenue includes premium from the direct issuance of policies to insureds or the renewal or replacement of insureds' policies and assumed premium for providing coverage under reinsurance agreements. Premium revenue is earned on a daily pro-rata basis over the term of the policies and is included in gross premiums earned. Unearned premiums represent the portion of the premiums attributable to the unexpired policy term. The Company reviews its policy detail and establishes an allowance for any amount outstanding for more than 90 days.

Policy Fees. Policy fees represent nonrefundable fees for insurance coverage, which are intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fees are recognized ratably over the policy coverage period.

Revenue from Claims Processing Services. The Company provides a claims processing service to a third-party insurance company as a third-party administrator ("TPA"). The service includes investigation, evaluation, adjustment and settlement of a claim. These highly interrelated activities are combined to fulfill the Company's obligation to provide the claims processing service under a contract. As such, they are considered a single performance obligation for revenue recognition purposes. Fees are established on a per-claim basis by type of claim. For each type of claim, the per-claim fee revenue is recognized over an average claim processing period.

The Company may incur additional costs for outsourced services in connection with the investigation, coverage analysis, adjustment, negotiation, settlement, defense or general processing of a claim. These costs are reimbursable from the customer. The Company has control over how an outsourced service is performed on its behalf. Thus, these pass-through costs are recognized as revenue in the gross amount to which the Company expects to be entitled and when the outsourced service is completed and paid or accrued by the Company.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

For a certain type of claim and in addition to the per-claim service fee, the Company is entitled to additional revenue which is determined based on a fixed percentage of the paid indemnification of the loss per claim. The revenue is recognized when the indemnification is paid by the Company.

Revenue related to claims processing services is included in other revenue in the consolidated statements of income. For the years ended December 31, 2024, 2023 and 2022, revenues from claims processing services were $0, $766 and $3,425, respectively. Amounts receivable attributable to this service were $0 for the years ended December 31, 2024 and December 31, 2023.

Insurance Guaranty Association Assessments. The Company's insurance subsidiaries may be assessed by state associations such as the Florida Insurance Guaranty Association. The assessments are intended to be used for the payment of covered claims of insolvent insurance entities. The assessments are generally based on a percentage of premiums written during or following the year of insolvency. Liabilities are recognized when the assessments are probable to be imposed on the premiums on which they are expected to be based and the amounts can be reasonably estimated. An insurer is generally permitted to recover the entire amount of assessments from in-force and future policyholders through policy surcharges. U.S. GAAP provides that the Company should record an asset based on the amount of written or obligated-to-write premiums and limited to the amounts recoverable over the life of the in-force policies.

Foreign Currency. The functional currency of the Company's Indian subsidiary is the U.S. dollar. As such, the monetary assets and liabilities of this subsidiary are remeasured into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are remeasured using historical rates. Expenses recorded in the local currency are remeasured at the prevailing exchange rate. Exchange gains and losses resulting from these remeasurements are included in other operating expenses.

Income Taxes. The Company files consolidated federal and state income tax returns and allocates taxes among its subsidiaries in accordance with a written tax-allocation agreement.

The Company accounts for income taxes in accordance with U.S. GAAP, resulting in two components of income tax expense and benefit: current and deferred. Current income tax expense and benefit reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense and benefit results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than fifty percent; the terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of both positive and negative evidence available including recent operating results, available tax planning strategies, and projected future taxable income, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Fair Value of Financial Instruments. The carrying amounts for the Company's cash and cash equivalents approximate their fair values at December 31, 2024 and 2023. Fair values for securities or financial instruments are based on the framework for measuring fair value established by U.S. GAAP (see Note 7 — "Fair Value Measurements").

Stock-Based Compensation. The Company accounts for stock-based compensation under the fair value recognition provisions of U.S. GAAP which require the measurement and recognition of compensation for all stock-based awards made to employees, non-employee directors (see Note 23 — "Stock-Based Compensation"), and third-party award recipients based on estimated fair values. In accordance with U.S. GAAP, the fair value of stock-based awards granted to employees and non-employee directors is generally recognized as compensation expense over the requisite service period, which is defined as the period during which a recipient is required to provide service in exchange for an award. Forfeitures of the Company's stock-based awards are accounted for as they occur. The Company uses a straight-line attribution method for all grants that include only a service-based vesting condition. Restricted stock grants with market-based vesting conditions are expensed over the derived service period. Expensing market-based awards may be expedited if the conditions are met sooner than anticipated. Restricted stock granted by a subsidiary to an employee of the parent company is accounted for as a dividend to the parent, which recognizes the compensation expense. For awards granted to third-party recipients, the cost of the grant is recognized in the same period(s) and in the same manner as if the Company had paid cash. The Company's outstanding stock-based awards include stock options, warrants, and restricted stock awards with service and market-based vesting conditions. Compensation expense related to all awards granted to employees and non-employee directors is included in general and administrative personnel expenses. The Company receives a windfall tax benefit for certain stock option exercises and for restricted stock awards if these awards vest at a higher value than the value used to recognize compensation expense. In the event the restricted stock awards vest at a lower value than the value used to recognize compensation expense, the Company experiences a tax shortfall. The Company recognizes tax windfalls and shortfalls in the consolidated statement of income.

Basic and Diluted Earnings Per Common Share. Basic earnings or loss per common share is computed by dividing net income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. U.S. GAAP requires the inclusion of restricted stock as participating securities since holders of the Company's restricted stock have the right to share in dividends, if declared, equally with common stockholders. In addition, the intrinsic value of restricted stock declines when the Company experiences operating losses. As a result, holders of the Company's restricted stock are allocated a proportional share of net income and loss determined by dividing total weighted-average shares of restricted stock by the sum of total weighted-average common shares and shares of restricted stock (the "two-class method"). Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted as well as participating equities. During loss periods, common stock equivalents such as stock options and convertible debt are excluded from the calculation of diluted loss per share, as the inclusion would have an anti-dilutive effect. See Note 20 — "Earnings Per Share" for potentially dilutive securities at December 31, 2024, 2023 and 2022.

Statutory Accounting Practices. The Company's U.S. insurance subsidiaries comply with statutory accounting practices prescribed by the National Association of Insurance Commissioners and as adopted or permitted by the FLOIR. There are no state prescribed or permitted practices that have been adopted by the Company's U.S. subsidiaries. In addition, the Company's Bermuda insurance subsidiary prepares and files financial statements in accordance with the prescribed regulatory accounting practices of the Bermuda Monetary Authority.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Reclassification. As a result of the transaction described in Change in Segment Information under Note 1 — "Nature of Operations," the Company's previously reported segment information has been recast to conform with the current presentation. See Note 17 — "Segment Information."

Note 3 — Recent Accounting Pronouncements

Adopted

Accounting Standards Update No. 2023-07. In November 2023, the FASB issued Accounting Standards Update No. 2023-07 ("ASU 2023-07") *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands annual and interim disclosure requirements for reportable segments, primarily by enhancing disclosures related to significant segment expenses. The Company has assessed the updated requirements and determined that its existing segmental disclosures already comply with ASU 2023-07.

Pending Adoption

Accounting Standards Update No. 2023-09. In December 2023, the FASB issued Accounting Standards Update No. 2023-09 ("ASU 2023-09") *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update enhances income tax disclosures by requiring public entities to report income tax expense disaggregated by federal, state, and foreign taxes, with further detail on specific jurisdictions over a quantitative threshold. In addition, public entities must also separately disclose reconciling items equal to or greater than five percent of pretax income from operations by the applicable federal statutory rate. ASU 2023-09 is effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating its impact on income tax disclosure.

Accounting Standards Update No. 2024-03. In November 2024, the FASB issued Accounting Standards Update No. 2024-03 ("ASU 2024-03") *Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. For public business entities, this update enhances disclosures by requiring the disaggregation of certain expense captions presented within the income statement, such as employee compensation and intangible asset amortization. In addition, the total relevant expense caption on the income statement must be reconciled to the aggregate of the separately disclosed expense categories with the difference represented by an "other items" amount which is qualitatively described. ASU 2024-03 is effective for all public business entities for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company is evaluating its impact on certain expense disclosures.

Accounting Standards Update No. 2024-04. In November 2024, the FASB issued Accounting Standards Update No. 2024-04 ("ASU 2024-04") *Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments*. This update clarifies whether entities should apply extinguishment accounting or induced conversion accounting when recording the settlement of convertible debt instruments due to an induced conversion. ASU 2024-04 is effective for all entities for fiscal years beginning after December 15, 2025. Early adoption is permitted as of the beginning of a reporting period if the entity has also adopted ASU 2020-06 for that same period.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 4 — Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company's consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

| | December 31, | |
	2024	2023
Cash and cash equivalents	$532,471	$536,478
Restricted cash	3,714	3,287
Total	$536,185	$539,765

At December 31, 2024, $438,415 or 82.3% of the Company's cash and cash equivalents were deposited at four national banks and included $110,324 with two custodians. At December 31, 2023, $420,848 or 78.5% of the Company's cash and cash equivalents were deposited at four national banks and included $62,086 with two custodians. At December 31, 2024 and 2023, the Company's cash deposits at any one bank generally exceed the Federal Deposit Insurance Corporation's $250 coverage limit for insured deposit accounts.

In connection with the sale of the retail shopping center investment property in Melbourne, Florida as described in Note 5 — "Investments" under *d) Real Estate Investments*, $87 of restricted cash was deposited in escrow in March 2023 and released in February 2024 as post-sale conditions were met.

Note 5 — Investments

a) Available-for-Sale Fixed-Maturity Securities

The Company holds investments in fixed-maturity securities that are classified as available-for-sale. At December 31, 2024 and 2023, the cost or amortized cost, allowance for credit loss, gross unrealized gains and losses, and estimated fair value of the Company's available-for-sale securities by security type were as follows:

	Cost or Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2024					
U.S. Treasury and U.S. government agencies	$ 688,123	$ —	$ 2,019	$ (2,726)	$687,416
Corporate bonds	30,919	—	77	(371)	30,625
Exchange-traded debt	494	—	2	—	496
Total	$ 719,536	$ —	$ 2,098	$ (3,097)	$718,537
As of December 31, 2023					
U.S. Treasury and U.S. government agencies	$ 359,630	$ —	$ 224	$ (3,800)	$356,054
Corporate bonds	27,563	—	116	(975)	26,704
Exchange-traded debt	494	—	—	(14)	480
Total	$ 387,687	$ —	$ 340	$ (4,789)	$383,238

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at December 31, 2024 and 2023 are as follows:

	December 31,			
	2024		2023	
	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value
Available-for-sale				
Due in one year or less	$ 520,005	$ 521,301	$ 234,992	$ 234,025
Due after one year through five years	98,831	98,808	148,935	145,758
Due after five years through ten years	100,206	97,932	3,266	2,974
Due after ten years	494	496	494	481
	$ 719,536	$ 718,537	$ 387,687	$ 383,238

Securities on Deposit

The fair value of fixed-maturity securities on deposit with various regulatory authorities at December 31, 2024 and 2023 was $1,794 and $1,660, respectively.

Sales of Available-for-Sale Fixed-Maturity Securities

Proceeds received, and the gross realized gains and losses from sales of available-for-sale fixed-maturity securities, for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year ended December 31, 2024	$111,374	$ 1,845	$ (56)
Year ended December 31, 2023	$ 22,326	$ 7	$ (1,036)
Year ended December 31, 2022	$ 11,716	$ 13	$ (442)

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Gross Unrealized Losses for Available-for-Sale Fixed-Maturity Securities

Securities with gross unrealized loss positions at December 31, 2024 and 2023, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

	Less Than Twelve Months		Twelve Months or Longer		Total	
	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2024						
U.S. Treasury and U.S. government agencies	$ (2,063)	$ 97,771	$ (663)	$ 104,872	$ (2,726)	$ 202,643
Corporate bonds	(53)	6,296	(318)	15,255	(371)	21,551
Total available-for-sale securities	$ (2,116)	$ 104,067	$ (981)	$ 120,127	$ (3,097)	$ 224,194

	Less Than Twelve Months		Twelve Months or Longer		Total	
	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value
As of December 31, 2023						
U.S. Treasury and U.S. government agencies	$ (22)	$ 3,464	$ (3,778)	$ 181,463	$ (3,800)	$ 184,927
Corporate bonds	(8)	1,941	(967)	19,418	(975)	21,359
Exchange-traded debt	(14)	481	—	—	(14)	481
Total available-for-sale securities	$ (44)	$ 5,886	$ (4,745)	$ 200,881	$ (4,789)	$ 206,767

At December 31, 2024 and 2023, there were 56 and 65 securities, respectively, in an unrealized loss position.

Allowance for Credit Losses of Available-for-Sale Fixed-Maturity Securities

The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether a credit loss exists for each individual security, including-

- the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;
- the extent to which the market value of the security has been below its cost or amortized cost;
- general market conditions and industry or sector specific factors and other qualitative factors;
- nonpayment by the issuer of its contractually obligated interest and principal payments; and
- the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $0 credit loss expense related to fixed-maturity securities in the consolidated statements of income.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

b) Equity Securities

The Company holds investments in equity securities measured at fair values which are readily determinable. At December 31, 2024 and 2023, the cost, gross unrealized gains and losses, and estimated fair value of the Company's equity securities were as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2024	$52,030	$ 6,427	$ (2,257)	$ 56,200
December 31, 2023	$44,011	$ 3,945	$ (2,419)	$ 45,537

The table below presents the portion of unrealized gains and losses in the Company's consolidated statements of income related to equity securities still held.

	Years Ended December 31,		
	2024	2023	2022
Net gains (losses) recognized	$ 4,239	$ 2,282	$ (8,149)
Exclude: Net realized gains (losses) recognized for securities sold	1,595	(933)	(996)
Net unrealized gains (losses) recognized	$ 2,644	$ 3,215	$ (7,153)

Sales of Equity Securities

Proceeds received, and the gross realized gains and losses from sales of equity securities, for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Proceeds	Gross Realized Gains	Gross Realized Losses
Year ended December 31, 2024	$ 25,796	$ 2,229	$ (634)
Year ended December 31, 2023	$ 12,202	$ 500	$ (1,433)
Year ended December 31, 2022	$ 31,605	$ 2,224	$ (3,220)

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

c) Limited Partnership Investments

The Company has interests in limited partnerships that are not registered or readily tradeable on a securities exchange. These partnerships are private equity funds managed by general partners who make decisions with regard to financial policies and operations. As such, the Company is not the primary beneficiary and does not consolidate these partnerships. The following table provides information related to the Company's investments in limited partnerships:

	December 31, 2024			December 31, 2023		
Investment Strategy	Carrying Value	Unfunded Balance	(%) (a)	Carrying Value	Unfunded Balance	(%) (a)
Primarily in senior secured loans and, to a limited extent, in other debt and equity securities of private U.S. lower- middle-market companies. (b)(c)(e)	$ 2,400	$ —	15.37	$ 3,295	$ —	15.37
Value creation through active distressed debt investing primarily in bank loans, public and private corporate bonds, asset-backed securities, and equity securities received in connection with debt restructuring. (b)(d)(e)	1,082	—	1.13	2,271	—	1.25
High returns and long-term capital appreciation through investments in the power, utility and energy industries, and in the infrastructure sector. (b)(f)(g)	3,407	—	0.18	3,400	—	0.18
Value-oriented investments in less liquid and mispriced senior and junior debts of private equity-backed companies. (b)(h)(i)	2,053	—	0.52	3,306	—	0.55
Value-oriented investments in mature real estate private equity funds and portfolios globally. (b)(j)	6,781	2,445	1.31	7,590	2,543	1.32
Risk-adjusted returns on credit and equity investments, primarily in private equity-owned companies. (b)(k)	5,079	810	0.55	3,721	1,662	0.55
Total	$ 20,802	$ 3,255		$ 23,583	$ 4,205	

(a) Represents the Company's percentage investment in the fund at each balance sheet date.
(b) Except under certain circumstances, withdrawals from the funds or any assignments are not permitted. Distributions, except income from late admission of a new limited partner, will be received when underlying investments of the funds are liquidated.
(c) The term is expected to be two years following the maturity of the fund's outstanding leverage. Although the capital commitment period has expired, follow-on investments and pending commitments may require additional fundings.
(d) Effective July 1, 2023, this investment is in the process of winding down. Although the capital commitment period has ended, the general partner could still request an additional funding under certain circumstances.
(e) At the fund manager's discretion, the term of the fund may be extended for up to two additional one-year periods.
(f) Expected to have a ten-year term. The capital commitment period has expired but the general partner may request additional funding for follow-on investment.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

(g) With the consent of a supermajority of partners, the term of the fund may be extended for up to three additional one-year periods.
(h) Expected to have an eight-year term from the commencement date, which can be extended for up to two additional one-year periods with the consent of either the advisory committee or a majority of limited partners.
(i) The capital commitment period has ended but an additional funding may be requested.
(j) The term is expected to end November 27, 2027. The term may be extended for up to four additional one-year periods at the general partner's discretion, and up to two additional one-year periods with the consent of the advisory committee.
(k) Expected to have an eight-year term after the final admission date. The term may be extended for an additional one-year period at the general partner's discretion, and up to two additional one-year periods with the consent of either the advisory committee or a majority of limited partners.

The following is the summary of aggregated unaudited financial information of limited partnerships included in the investment strategy table above, which in certain cases is presented on a three-month lag due to the unavailability of information at the Company's respective balance sheet dates. The financial statements of these limited partnerships are audited annually.

	Years Ended December 31,		
	2024	2023	2022
Operating results:			
Total income*	$320,367	$ 1,606	$1,252,264
Total expenses	(75,566)	(71,256)	(139,174)
Net income (loss)	$244,801	$(69,650)	$1,113,090

* Includes net change in unrealized gains or losses on investments.

	December 31,	
	2024	2023
Balance sheet:		
Total assets	$4,118,765	$4,072,501
Total liabilities	$ 157,420	$ 220,525

For the years ended December 31, 2024, 2023 and 2022, the Company recognized net investment income of $597, $661 and $3,963, respectively. At December 31, 2024 and 2023, the Company's net cumulative contributed capital to the partnerships existing at each respective balance sheet date totaled $20,987 and $23,346, respectively, and the Company's maximum exposure to loss aggregated $20,801 and $23,583, respectively.

During the year ended December 31, 2024, the Company received in cash returns on investment of $1,020 and returns of capital of $3,591 compared with returns on investment of $1,148 and returns of capital of $3,115 during the year ended December 31, 2023. During the year ended December 31, 2022, the Company received total cash distributions of $8,361, representing $3,001 of returns on investment and $5,360 of returned capital.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

d) Real Estate Investments

Real estate investments include land, buildings with office and retail space for lease, outparcels, and marinas. Real estate investments consist of the following as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
Land	$42,272	$42,272
Land improvements	4,843	4,387
Buildings and building improvements	18,772	18,594
Tenant and leasehold improvements	2,265	1,869
Construction in progress - Haines City	17,373	5,535
Other	1,106	1,633
Total, at cost	86,631	74,290
Less: accumulated depreciation and amortization	(7,511)	(6,397)
Real estate investments	$79,120	$67,893

Since January 1, 2023, a Tampa office building property that was previously leased to an unaffiliated company has been used in operations by the Company and serves as TTIG's corporate headquarters. As a result, in January 2023, $8,135 was reclassified out of real estate investments to property and equipment, net on the consolidated balance sheet.

On March 31, 2023, the Company closed on its agreement to sell the retail shopping center investment property in Melbourne, Florida for a price of $18,500, and also closed on its agreement to sell the retail shopping center investment property in Sorrento, Florida for a price of $13,418. See additional information under *e) Net Investment Income* below.

On September 19, 2023, Grove Haines City, LLC, a real estate subsidiary of Greenleaf Capital, LLC, acquired vacant land in Haines City, Florida and its associated leases for $3,393, including acquisition costs of $100, and assumed a liability of $4. Of the total costs, $1,582 was recognized as real estate investments. See Note 10 — "Intangible Assets, Net" for information about the acquired leases. The land will be developed into a retail shopping center to be anchored by a well-known grocery store chain. The transaction was determined to be an asset acquisition. Thus, acquisition-related costs were capitalized and allocated among the assets acquired.

On December 18, 2023, the Company entered into an agreement to purchase commercial real estate in Tampa, Florida for a price of $12,824 and, contemporaneously, the seller entered into a second contract to lease the property back from the Company at a below market rate. As a result, the below market value of $4,446 was added to the purchase price for a total cost of $17,270 before being allocated among the assets acquired under asset acquisition guidance. See Note 18 — "Leases" for additional information.

Depreciation and amortization expense related to real estate investments was $1,113, $1,147 and $1,956, respectively, for the years ended December 31, 2024, 2023 and 2022 and was included in net investment income on the consolidated statements of income.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

e) Net Investment Income

Net investment income, by source, is summarized as follows:

	Years Ended December 31,		
	2024	2023	2022
Available-for-sale fixed-maturity securities	$26,423	$17,626	$ 6,367
Equity securities	2,329	1,551	1,204
Investment expense	(523)	(557)	(491)
Limited partnership investments	597	661	3,963
Real estate investments	4,615	10,207	16,126
Net income from unconsolidated joint venture	—	—	495
Cash and cash equivalents	25,707	16,746	4,783
Net investment income	$59,148	$46,234	$32,447

In connection with the aforementioned purchase of commercial real estate in Tampa, Florida in December 2023, the Company leased the property back to the seller for a lease term expiring on December 31, 2024. The lease was considered to be at a below market rate. The value of the below market lease was recognized as deferred rent and amortized to rental income over the lease term. In June 2024, the tenant occupying the property under a sublease agreement with the seller vacated the property. As a result, the Company derecognized the remaining deferred rent to rental income. During the year ended December 31, 2024, income from real estate investments included rental income of $2,497 resulting from such derecognition of deferred rent.

During the year ended December 31, 2023, income from real estate investments included a net gain of $6,351 from the sale of the retail shopping center investment property in Melbourne, Florida and a net gain of $2,460 from the sale of the retail shopping center investment property in Sorrento, Florida.

During the year ended December 31, 2022, income from real estate investments included a net gain of $376 resulting from the sale of one outparcel in Sorrento, Florida, $451 of income from selling the liquor license previously owned by the Company’s restaurant business which was discontinued in 2020, and a net realized gain of $13,402 resulting from the sale of 1.5 acres of land in Tampa, Florida to the Florida Department of Transportation for net proceeds of $14,500.

f) Other Investments

From time to time, the Company may invest in financial assets other than stocks, mutual funds, and bonds. For the year ended December 31, 2024, net realized gains related to other investments was $0, compared with a net realized loss of $34 and a net realized gain of $238 for the years ended December 31, 2023 and 2022, respectively.

Note 6 — Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income or loss, which for the Company includes changes in unrealized gains or losses of investments carried at fair value and changes to any credit losses related to these investments. Reclassification adjustments for realized (gains) losses

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

are reflected in net realized investment gains (losses) on the consolidated statements of income. The components of other comprehensive income or loss and the related tax effects allocated to each component were as follows:

	Year Ended December 31, 2024		
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized gains	$ 5,241	$ 1,312	$ 3,929
Call and repayment gains charged to investment income	(2)	—	(2)
Reclassification adjustment for net realized gains	(1,789)	(448)	(1,341)
Total other comprehensive income	$ 3,450	$ 864	$ 2,586

	Year Ended December 31, 2023		
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized gains	$ 4,818	$(1,372)	$ 6,190
Reclassification adjustment for net realized losses	1,029	258	771
Total other comprehensive income	$ 5,847	$(1,114)	$ 6,961

	Year Ended December 31, 2022		
	Before Tax	Income Tax Effect	Net of Tax
Net unrealized losses	$(11,355)	$ (263)	$(11,092)
Reclassification adjustment for net realized losses	429	109	320
Total other comprehensive loss	$(10,926)	$ (154)	$(10,772)

Note 7 — Fair Value Measurements

The Company records and discloses certain financial assets at their estimated fair values. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets.

Level 2 – Other inputs that are observable for the asset, either directly or indirectly such as quoted prices for identical assets that are not observable throughout the full term of the asset.

Level 3 – Inputs that are unobservable.

Valuation Methodology

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of money-market funds and certificates of deposit maturing within 90 days. Their carrying value approximates fair value due to the short maturity and high liquidity of these funds.

Restricted Cash

Restricted cash represents cash held by state authorities and the carrying value approximates fair value.

Fixed-Maturity and Equity Securities

Estimated fair values of the Company's fixed-maturity and equity securities are determined in accordance with U.S. GAAP, using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical securities or other inputs that are observable either directly or indirectly, such as quoted prices for similar securities. In those instances where observable inputs are not available, fair values are measured using unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the security and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The estimated fair values for securities that do not trade on a daily basis are determined by management, utilizing prices obtained from an independent pricing service and information provided by brokers, which are level 2 inputs. Management reviews the assumptions and methods utilized by the pricing service and then compares the relevant data and pricing to broker-provided data. The Company gains assurance of the overall reasonableness and consistent application of the assumptions and methodologies, and compliance with accounting standards for fair value determination through ongoing monitoring of the reported fair values.

Revolving credit facility

From time to time, the Company has an amount outstanding under a revolving credit facility. The interest rate is variable and is periodically adjusted based on the Secured Overnight Financing Right ("SOFR") plus a ten basis points adjustment plus a margin based on the debt-to-capital ratio. As a result, carrying value, when outstanding, approximates fair value.

Long-Term Debt

The following table summarizes components of the Company's long-term debt and methods used in estimating their fair values:

	Maturity Date	Valuation Methodology
4.75% Convertible Senior Notes	2042	Quoted price
4.25% Convertible Senior Notes	*	Quoted price
4.55% Promissory Note	2036	Discounted cash flow method/Level 3 inputs
5.50% Promissory Note	2033	Discounted cash flow method/Level 3 inputs

*   Debt derecognized in March 2024. See Note 13 — "Long-Term Debt" for additional information.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Assets Measured at Estimated Fair Value on a Recurring Basis

The following tables present information about the Company's financial assets measured at estimated fair value on a recurring basis. The tables indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2024 and 2023:

	Fair Value Measurements Using			
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2024				
Financial Assets:				
Cash and cash equivalents	$532,471	$ —	$ —	$532,471
Restricted cash	$ 3,714	$ —	$ —	$ 3,714
Fixed-maturity securities:				
U.S. Treasury and U.S. government agencies	$686,929	$ 487	$ —	$687,416
Corporate bonds	21,358	9,267	—	30,625
Exchange-traded debt	496	—	—	496
Total available-for-sale securities	$708,783	$ 9,754	$ —	$718,537
Equity securities	$ 56,200	$ —	$ —	$ 56,200

	Fair Value Measurements Using			
	(Level 1)	(Level 2)	(Level 3)	Total
As of December 31, 2023				
Financial Assets:				
Cash and cash equivalents	$536,478	$ —	$ —	$536,478
Restricted cash	$ 3,287	$ —	$ —	$ 3,287
Fixed-maturity securities:				
U.S. Treasury and U.S. government agencies	$348,145	$ 7,909	$ —	$356,054
Corporate bonds	20,267	6,437	—	26,704
Exchange-traded debt	480	—	—	480
Total available-for-sale securities	$368,892	$ 14,346	$ —	$383,238
Equity securities	$ 45,537	$ —	$ —	$ 45,537

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Liabilities Carried at Other Than Fair Value

The following tables present fair value information for liabilities that are carried on the consolidated balance sheets at amounts other than fair value as of December 31, 2024 and 2023:

	Carrying Value	Fair Value Measurements Using (Level 1)	(Level 2)	(Level 3)	Estimated Fair Value
As of December 31, 2024					
Financial Liabilities:					
Revolving credit facility	$ 44,000	$ —	$ 44,000	$ —	$ 44,000
Long-term debt:					
4.75% Convertible Senior Notes	$169,397	$ —	$266,989	$ —	$266,989
5.50% Promissory Note	11,491	—	—	11,307	11,307
4.55% Promissory Note	4,366	—	—	4,043	4,043
Total long-term debt	$185,254	$ —	$266,989	$15,350	$282,339

	Carrying Value	Fair Value Measurements Using (Level 1)	(Level 2)	(Level 3)	Estimated Fair Value
As of December 31, 2023					
Financial Liabilities:					
Long-term debt:					
4.75% Convertible Senior Notes	$168,230	$ —	$215,114	$ —	$215,114
4.25% Convertible Senior Notes	23,916	—	34,545	—	34,545
5.50% Promissory Note	11,707	—	—	11,512	11,512
4.55% Promissory Note	4,640	—	—	4,349	4,349
Total long-term debt	$208,493	$ —	$249,659	$15,861	$265,520

Note 8 — Deferred Policy Acquisition Costs

The following table summarizes the activity with respect to deferred policy acquisition costs:

	December 31, 2024	2023
Beginning balance	$ 42,910	$ 45,522
Policy acquisition costs deferred	105,890	83,602
Amortization	(94,497)	(86,214)
Ending balance	$ 54,303	$ 42,910

The amount of policy acquisition costs amortized and included in policy acquisition and other underwriting expenses for the years ended December 31, 2024, 2023 and 2022 was $94,497, $86,214 and $100,669, respectively.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 9 — Property and Equipment, Net

Property and equipment, net consists of the following:

	December 31, 2024	December 31, 2023
Land	$ 6,930	$ 6,930
Land improvements	146	79
Buildings and building improvements	13,103	10,299
Computer hardware and software	23,544	20,051
Office furniture and equipment	3,352	3,065
Tenant and leasehold improvements	1,049	866
Other	1,862	4,885
Total, at cost	49,986	46,175
Less: accumulated depreciation and amortization	(20,442)	(16,924)
Property and equipment, net	$ 29,544	$ 29,251

Depreciation and amortization expense for property and equipment was $3,759, $3,296 and $2,580 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 10 — Intangible Assets, Net

The Company's intangible assets, net consist of the following:

	December 31, 2024	December 31, 2023
In-place leases (a)	$ 2,221	$ 2,221
Policy renewal rights – United	10,100	10,100
Non-compete agreements – United (b)	314	314
Total, at cost	12,635	12,635
Less: accumulated amortization	(7,429)	(4,976)
Intangible assets, net	$ 5,206	$ 7,659

(a) Amortization related to the Haines City property is expected to start in March 2025.
(b) Fully amortized.

The remaining weighted-average amortization periods for the intangible assets as of December 31, 2024 are summarized in the table below:

In-place leases	17.7 years
Policy renewal rights – United	1.3 years

In connection with the sales of the retail shopping center investment properties in Melbourne, Florida and Sorrento, Florida as described in *d) Real Estate Investments* under Note 5 — "Investments," the Company derecognized $2,200 of net intangible assets on March 31, 2023.

During the fourth quarter of 2022, management reviewed all available information pertaining to the Northeast and Southeast Regions' policies in-force to assess for possible impairment of the renewal rights

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

intangible assets. Based on the review, the Company recognized an impairment loss of $2,284. Management conducted annual reviews of the Company's intangible assets as of December 31, 2023 and December 31, 2024 and determined that no indicators of impairment were present.

In connection with the purchase of the investment property in Haines City, Florida as described in *d) Real Estate Investments* under Note 5 — "Investments," the Company recognized $1,811 of in-place lease intangible assets on September 19, 2023.

For the years ended December 31, 2024, 2023 and 2022, amortization expense associated with intangible assets was $2,453, $2,530 and $2,643, respectively. Amortization expense for intangible assets after December 31, 2024 is as follows:

Year	Amount
2025	$ 2,504
2026	852
2027	125
2028	125
2029	125
Thereafter	1,475
Total	$ 5,206

Note 11 — Other Assets

The following table summarizes the Company's other assets:

	December 31,	
	2024	2023
Benefits receivable related to retrospective reinsurance contracts	$ —	$44,289
Reimbursement and fees receivable under TPA service	—	629
Prepaid premium taxes	1,045	98
Prepaid brokerage fees	657	—
Other prepaid expenses	3,966	2,784
Deposits	583	409
Lease acquisition costs, net	822	833
Other	2,745	1,323
Total other assets	$9,818	$50,365

Due to the impact of Hurricane Helene and Hurricane Milton, the balance of accrued benefits under the multi-year reinsurance contract was adjusted. See Note 14 — "Reinsurance" for a description of the adjustment to the benefits receivable related to retroactive reinsurance contracts.

Note 12 — Revolving Credit Facility

The Company has a secured revolving credit agreement ("Credit Agreement") with Fifth Third Bank that currently provides borrowing capacity of up to $75,000 and expires on November 3, 2028. The Credit

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Agreement secured by the Company's properties was first executed in 2018 and has been amended several times thereafter. Under the current terms of the agreement, the maximum debt-to-capital ratio is set at 67.5%.

Under the terms of the Credit Agreement, borrowings bear interest at an annual rate equal to the one or three month Secured Overnight Financing Rate ("SOFR") plus a ten basis points adjustment plus a margin based on the debt-to-capital ratio. The interest payment is due quarterly in arrears on January 1, April 1, July 1, and October 1. The Credit Agreement contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants and agree to pay a fee equal to the product of the unused line fee rate and the average of the daily unused available credit balances. The unused line fee rate is determined based on the debt-to-capital ratio.

At December 31, 2024, the Company had $44,000 outstanding under the credit facility, which was used to partially fund the redemption of the TTIG Series A Preferred Stock held by Centerbridge Partners, L.P. ("Centerbridge") on January 22, 2024. See Note 21 — "Redeemable Noncontrolling Interests" for additional information. For the years ended December 31, 2024, 2023 and 2022, interest expense was $3,247, $82 and $227, respectively, including $59, $82 and $125 of amortization of issuance costs, respectively. At December 31, 2024, the Company was in compliance with all required covenants and had available borrowing capacity of $31,000.

Note 13 — Long-Term Debt

The following table summarizes the Company's long-term debt:

	December 31,	
	2024	**2023**
4.75% Convertible Senior Notes, due June 1, 2042	$172,500	$172,500
4.25% Convertible Senior Notes (a)	—	23,916
4.55% Promissory Note, due through August 1, 2036	4,419	4,700
5.50% Promissory Note, due through July 1, 2033	11,670	11,906
Finance lease liabilities	—	2
Total principal amount	188,589	213,024
Less: unamortized issuance costs	(3,335)	(4,529)
Total long-term debt	$185,254	$208,495

(a) Notes converted or redeemed during the first quarter of 2024.

The following table summarizes future maturities of long-term debt as of December 31, 2024, which takes into consideration the assumption that the 4.75% Convertible Senior Notes are repurchased at their next earliest call date:

Year	**Amount**
2024	$ 543
2025	570
2026	173,099
2027	630
2028	662
Thereafter	13,085
Total	$188,589

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Information with respect to interest expense related to long-term debt is as follows:

	Years Ended December 31,		
	2024	2023	2022
Interest Expense:			
Contractual interest	$ 8,903	$ 9,906	$6,835
Non-cash expense (b)	1,194	1,129	706
Total	$10,097	$11,035	$7,541

(b) Includes amortization of debt issuance costs.

Convertible Senior Notes

The Company's Convertible Senior Notes consist of 4.75% Convertible Senior Notes that mature June 1, 2042. In May 2022, the Company issued 4.75% Convertible Senior Notes in a private offering for an aggregate principal amount of $172,500. The net proceeds of the 4.75% Convertible Senior Notes were $166,486 after $6,014 in related issuance and transaction costs. The cash interest for the 4.75% Convertible Senior Notes is payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2022. In conjunction with the issuance of the 4.75% Convertible Senior Notes, the Company entered into a share repurchase agreement providing for the repurchase of shares of the Company's common stock. See Note 22 — "Equity" under *Share Repurchase Agreement* for additional information.

The 4.25% Convertible Senior Notes were issued in March 2017 with cash interest payable semiannually in arrears on March 1 and September 1 of each year. During the first quarter of 2024, the Company notified the holders of its outstanding 4.25% Convertible Senior Notes due 2037 that the Company had elected to redeem the remaining $23,916 principal balance of the 4.25% Convertible Senior Notes. As a result of this notice, the 4.25% Convertible Senior Notes became immediately convertible into the Company's common shares, with a redemption date of March 15, 2024. The conversion rate of the Company's 4.25% Convertible Senior Notes was 16.5892 shares of common stock for each $1 in principal amount, which was the equivalent of approximately $60.25 per share. The Company converted $23,450 in aggregate principal of 4.25% Convertible Senior Notes for aggregate consideration of 389,087 shares of HCI's common stock plus $1 cash consideration in lieu of fractional shares. The remaining 4.25% Convertible Senior Notes were redeemed for $466 on March 15, 2024.

The Convertible Senior Notes rank equally in right of payment to the Company's existing and future unsecured and unsubordinated obligations. The Convertible Senior Notes do not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or any of its subsidiaries. The Convertible Senior Notes provide no protection to the note holders in the event of a fundamental change or other corporate transaction involving the Company except those described in each respective indenture. The Convertible Senior Notes do not require a sinking fund to be established for the purpose of redemption.

Embedded Conversion Feature

The conversion feature of these Convertible Senior Notes is subject to conversion rate adjustments upon the occurrence of specified events (including payment of dividends above a specified amount) but will not be adjusted for any accrued and unpaid interest.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The conversion rate of the 4.75% Convertible Senior Notes is currently 12.4166 shares of common stock for each $1 in principal amount, which is the equivalent of approximately $80.54 per share.

The holders of the Convertible Senior Notes may convert all or a portion of their convertible senior notes during specified periods prior to each respective maturity date as follows: (1) during any calendar quarter commencing after the calendar quarter ending on the dates specified in each respective indenture, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price on each applicable trading day; (2) during the five business-day period after any ten consecutive trading-day period in which the trading price per $1 principal amount of the Convertible Senior Notes is less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day; (3) if specified corporate events, including a change in control, occur; (4) if the respective Convertible Senior Notes are called for redemption, at any time prior to the dates specified in each respective indenture; or (5) at any time on the dates or during the periods specified in each respective indenture.

The note holders who elect to convert their Convertible Senior Notes in connection with a fundamental change as described in the indentures will be entitled to a "make-whole" adjustment in the form of an increase in the conversion rate. Upon conversion, the Company has options to satisfy its conversion obligation by paying or delivering cash, shares of its common stock or a combination of cash and shares of its common stock. As of December 31, 2024, none of the conditions allowing the holders of either class of Convertible Senior Notes to convert had been met. See Note 30 — "Subsequent Events" for additional information.

Embedded Redemption Feature – Fundamental Change

The note holders have the right to require the Company to repurchase for cash all or any portion of the Convertible Senior Notes at par prior to the maturity date should any of the fundamental change events described in the indentures occur. The Company concluded that this embedded redemption feature is not a derivative financial instrument, does not require bifurcation, and that it is not probable at issuance that any of the specified fundamental change events will occur. Therefore, this embedded redemption feature is not substantive and will not affect the expected life of the liability.

Embedded Redemption Feature – Put Option of the Note Holder

At the option of the holders of the 4.75% Convertible Senior Notes, the Company is required to repurchase for cash all or any portion of the 4.75% Convertible Senior Notes at par on June 1, 2027, June 1, 2032 or June 1, 2037. The Company amortizes the issuance costs associated with the 4.75% Convertible Senior Notes over the period from May 23, 2022 to June 1, 2027. As of December 31, 2024, the remaining amortization period of the debt issuance costs was expected to be 2.4 years for the 4.75% Convertible Senior Notes.

The Company concluded that this embedded feature is not a derivative financial instrument and does not require bifurcation. Due to this provision, the Company determined that it is appropriate to amortize the debt issuance costs from the date each debt is issued to the earliest date at which the holders of the respective Convertible Senior Notes can demand payment.

The effective interest rate for the 4.75% Convertible Senior Notes, taking into account both cash and non-cash components, approximates 5.6%. Had a 20-year term been used for the amortization of the issuance costs of the 4.75% Convertible Senior Notes, the annual effective interest rate charged to earnings would have decreased to approximately 5.0%.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Promissory Notes

4.55% Promissory Note

The loan agreement is secured by commercial real estate in Tampa, Florida and an associated lease agreement. The loan bears interest at a fixed annual rate of 4.55%. Approximately $41 of principal and interest is payable in 216 monthly installments. The promissory note may be repaid in full or in part after September 1, 2020 as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement.

5.50% Promissory Note

On June 26, 2023, Gulf to Bay LM, LLC, a subsidiary of the Company, entered into a ten-year secured loan agreement for proceeds of $12,000. The loan is collateralized by the Company's Clearwater, Florida real estate, which is owned by Gulf to Bay LM, LLC, and the lease agreements associated with this property. The loan bears a fixed annual interest rate of 5.50%. Approximately $74 of principal and interest is payable in 120 monthly installments. The promissory note may be repaid in full or in part after August 1, 2025 as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement. The proceeds are used for real estate development projects or other general business purposes.

Note 14 — Reinsurance

Reinsurance obtained from other insurance companies

The Company cedes a portion of its homeowners' insurance exposure to other entities under catastrophe excess of loss reinsurance contracts and a portion of its flood insurance exposure under one quota share reinsurance agreement. Ceded premiums under most catastrophe excess of loss reinsurance contracts are subject to revision resulting from subsequent adjustments in total insured value. Under the terms of the quota share reinsurance agreement, the Company is entitled to a 30% ceding commission on ceded premiums written and a profit commission equal to 10% of net profit.

After receiving approval from the FLOIR in January 2023, the Company discontinued underwriting flood insurance policies in Florida. Since the approval, the Company has cancelled or not renewed the majority of its flood insurance policies. However, the Company is required to continue providing flood insurance coverage to policyholders with open claims until criteria set by the FLOIR for cancellation and non-renewal are met. The reason for discontinuation was primarily attributable to the increased costs and reduced availability of flood reinsurance. The discontinuation did not have a material impact to the Company's results of operations.

The Company remains liable for claims payments in the event that any reinsurer is unable to meet its obligations under the reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The impact of the reinsurance contracts on premiums written and earned is as follows:

	Years Ended December 31,		
	2024	2023	2022
Premiums Written:			
Direct	$ 991,709	$ 762,806	$ 713,103
Assumed	175,058	135,816	12,916
Gross written	1,166,767	898,622	726,019
Ceded	(405,659)	(269,627)	(261,144)
Net premiums written	$ 761,108	$ 628,995	$ 464,875
Premiums Earned:			
Direct	$ 866,957	$ 734,891	$ 651,455
Assumed	216,263	30,621	73,261
Gross earned	1,083,220	765,512	724,716
Ceded	(405,659)	(269,627)	(261,144)
Net premiums earned	$ 677,561	$ 495,885	$ 463,572

During the year ended December 31, 2024, ceded losses of $340,329 were recognized as a reduction in losses and loss adjustment expenses. Ceded losses for 2024 comprised $383,843 for Hurricane Milton, $18,000 for Hurricane Helene, $3,207 for Hurricane Sally, $446 for Tropical Storm Eta, and a $65,167 reduction in ceded losses for Hurricane Ian.

During the year ended December 31, 2023, the Company derecognized ceded losses of $94,863. This included a $104,614 reduction in ceded losses related to Hurricane Ian, partially offset by additional ceded losses of $5,416 for Hurricane Sally, $4,301 for Tropical Storm Eta, and $34 for other catastrophe and non-catastrophe claims.

During the year ended December 31, 2022, the Company recognized ceded losses of $812,623. For 2022, ceded losses related to Hurricane Ian, Hurricane Irma, Hurricane Sally, and other non-catastrophe claims were $782,071, $20,000, $10,483, and $69, respectively.

At December 31, 2024 and 2023, there were 44 and 33 reinsurers, respectively, participating in the Company's reinsurance program. Total net amounts recoverable and receivable from reinsurers at December 31, 2024 and 2023 were $558,441 and $350,294, respectively. Approximately 66.0% of the reinsurance recoverable balance at December 31, 2024 was receivable from four reinsurers, one of which was the Florida Hurricane Catastrophe Fund, a tax-exempt state trust fund. Based on all available information considered in the rating-based method described in Note 2 — "Summary of Significant Accounting Policies," the Company recognized an increase in credit loss expense of $68 for the year ended December 31, 2024 compared with a decrease in credit loss expense of $336 and an increase in credit loss expense of $364 for the years ended December 31, 2023 and 2022, respectively. Allowances for credit losses related to the reinsurance recoverable balance were $186 and $118 at December 31, 2024 and 2023, respectively.

Due to Hurricane Ian in 2022, the Company's first event reinsurance coverage for flood losses was exhausted, and accordingly, the Company could no longer cede additional flood losses from Hurricane Ian to reinsurers. As a result, the Company elected to pay reinstatement premiums of $6,684 to the reinsurers to restore the full amount of coverage. The unamortized first event reinsurance premiums of $3,306 were expensed and

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

charged to premiums ceded during the fourth quarter of 2022. See Note 15 — "Losses and Loss Adjustment Expenses" for more information about the flood losses attributable to Hurricane Ian.

One of the existing reinsurance contracts includes retrospective provisions that adjust premiums in the event losses are minimal or zero. As a result of Hurricane Helene and Hurricane Milton, the balance of previously accrued benefits under the multi-year reinsurance contract with retrospective provisions, amounting to $62,937, was reversed during 2024 with no further benefits to be accrued under the contract. Prior to June 1, 2022, there were two reinsurance contracts with retrospective provisions. As a result of Hurricane Ian, the balance of previously accrued benefits under the multi-year reinsurance contract with retrospective provisions was decreased by $12,600 in September 2022. For the year ended December 31, 2024, premiums ceded were increased by $44,289, resulting from the reversal of benefits accrued in prior years. For the years ended December 31, 2023 and 2022, the Company recognized reductions in premiums ceded of $27,972 and $18,710, respectively.

Amounts receivable pursuant to retrospective provisions are reflected in other assets. At December 31, 2024 and 2023, other assets included $0 and $44,289, respectively. In October 2022, the Company received $5,457 of premium refund under the Company's previous two multi-year reinsurance contracts which were commuted effective May 31, 2022.

Reinsurance provided to other insurance companies

United

From 2021 to 2023, the Company provided quota share reinsurance to United on its policies in the Northeast and Southeast Regions. Quota share reinsurance provided to the Northeast Region was commuted in December 2022. For the year ended December 31, 2022, $27,488 of assumed premiums written related to the Northeast Region's insurance policies were derecognized, which primarily resulted from the return of the unearned portion of assumed written premiums subsequent to the Company's renewal and/or replacement of insurance policies in Massachusetts and New Jersey. At December 31, 2024 and 2023, the Company had a net balance of $831 due to United related to the Northeast Region, representing ceding commission payable.

On February 27, 2023, United's Florida-domiciled residential insurance subsidiary was placed into receivership by the State of Florida due to its financial insolvency. As a result, the Company ceased providing reinsurance and TPA services to United in March 2023. For the year ended December 31, 2023, $7,271 of assumed premiums written related to the Southeast Region's insurance policies were derecognized, which primarily resulted from the return of the unearned portion of assumed written premiums subsequent to the Company's renewal and/or replacement of insurance policies in the Southeast Region. For the year ended December 31, 2022, assumed premiums written related to the Southeast Region's insurance policies were $40,404. At December 31, 2024, the Company had a net balance of $1,438 due to United related to the Southeast Region, consisting of premiums payable of $1,712, offset by ceding commission receivable of $274. At December 31, 2023, there was a net balance of $4,203 due to United related to the Southeast Region, consisting of premiums payable of $1,712 and payable on paid losses and loss adjustment expenses of $2,765, offset by ceding commission receivable of $274.

At December 31, 2024, the Company had a net amount due to United of $2,269 and funds withheld for assumed business in trust accounts totaling $11,690 for the benefit of policies assumed from United. The Company cannot predict the actions a receiver might take, which may include restrictions on, or use of, funds held in trust. Any such actions could have a material adverse effect on the Company's financial position and results of operations.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

In connection with the Southeast Region quota share reinsurance provided to United by the Company, the receiver of United had requested a withdrawal of $13,482 from a trust account holding funds withheld for assumed business. The withdrawal was in settlement of unearned premiums of $7,496, losses and LAE of $2,310, claims handling fees of $4,875, and was less ceding commission of $1,199. Of the total withdrawal, the Company received $4,875 in payment for reimbursement and fees receivable under TPA service on October 26, 2023.

At December 31, 2024 and 2023, the balance of funds withheld for assumed business related to the Company's quota share reinsurance agreements with United was $11,690 and $30,087, respectively.

Citizens Assumption

As described in Note 1 — "Nature of Operations" with regards to Citizens assumptions, assumed premiums written related to Citizens policies were approximately $315,100 and $224,800 for the years ended December 31, 2024 and 2023 respectively.

The ratio of assumed premiums earned to net premiums earned for the years ended December 31, 2024, 2023 and 2022 was 31.95%, 6.18%, and 15.80%, respectively.

Note 15 — Losses and Loss Adjustment Expenses

The Company establishes reserves for the estimated total unpaid costs of losses including LAE. Loss and LAE reserves reflect management's best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to the Company ("IBNR"). Reserves established by management represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management's best estimate of the Company's liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, the Company gives careful consideration to all available data and actuarial analyses.

When a claim is reported to the Company, the claims personnel establish a "case reserve" for the estimated amount of the ultimate amount payable to settle the claim. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the claims adjuster. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted as more information becomes available. It is the Company's policy to settle each claim as expeditiously as possible.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, claims management personnel complete weekly and ongoing reviews of existing case reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior years. As the Company continues to expand historical data regarding paid and incurred losses, the data is used to develop expected ultimate loss and LAE ratios, then these expected loss and LAE ratios are applied to earned premium to derive a reserve level for each line of business. In connection with the determination of these reserves, other specific factors such as recent weather-related losses, trends in historical reported and paid losses, and litigation and judicial trends regarding liability will also be

considered. Therefore, the loss ratio method, among other methods, is used to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

The Company maintains IBNR reserves to provide for claims that have been incurred but have not been reported and subsequent development on reported claims. The IBNR reserve is determined by estimating the Company's ultimate net liability for both reported and unreported claims and then subtracting the case reserves and payments made to date for reported claims.

Loss and LAE Reserve Estimation Methods. The Company applies the following general methods in projecting reserves for losses and LAE:

- Reported loss development;

- Paid loss development;

- Paid Bornhuetter-Ferguson method;

- Reported Experience-Modified Bornhuetter-Ferguson method;

- Paid Experience-Modified Bornhuetter-Ferguson method;

- Loss ratio method;

- Several variations of the Frequency-Severity method, depending on exposure; and

- A factor load to loss and allocated LAE reserves for the unallocated LAE.

Selected reserves are based on a review of the indications from these methods as well as other considerations such as emergence since the most recent evaluation and number of open claims for a given accident period.

Currently, the estimated ultimate liability is calculated using the principles and procedures described above, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, ultimate losses and LAE may exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

The Company's reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine the net loss reserves. However, it is believed that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Activity in the liability for losses and LAE is summarized as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
Net balance, beginning of year*	$ 254,351	$ 246,546	$ 172,410
Incurred, net of reinsurance, related to:			
Current year	380,203	235,725	330,836
Prior years	(5,495)	18,854	40,627
Total incurred, net of reinsurance	374,708	254,579	371,463
Paid, net of reinsurance, related to:			
Current year	(188,169)	(107,204)	(169,641)
Prior years	(117,555)	(139,570)	(127,686)
Total paid, net of reinsurance	(305,724)	(246,774)	(297,327)
Net balance, end of year	323,335	254,351	246,546
Add: reinsurance recoverable before allowance for credit losses	522,565	330,722	617,219
Gross balance, end of year	$ 845,900	$ 585,073	$ 863,765

* Net balance represents beginning-of-year liability for unpaid losses and LAE less beginning-of-year reinsurance recoverable for unpaid losses and LAE.

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made. During the year ended December 31, 2024, the Company decreased losses related to prior years by $5,495 primarily due to positive development trends for non-catastrophe claims.

During the year ended December 31, 2024, the Company incurred net estimated losses of approximately $78,157, $43,000 and $6,500 due to Hurricane Milton, Hurricane Helene, and Hurricane Debby, respectively. Losses and LAE for the 2023 loss year included net estimated losses of approximately $68,339 attributable to United-related policies and $7,875 related to policies assumed from Citizens. In 2022, net losses and LAE related to Hurricane Ian were estimated at $65,300 for all insurance lines of business. Of the total losses and LAE retained by the Company, $7,000 was attributable to flood losses exceeding the maximum amount of coverage provided by reinsurers.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following is information about incurred and paid claims development as of December 31, 2024, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims amounts. The information about incurred and paid claims development for the years ended December 31, 2023 to 2015 is presented as supplementary information and is unaudited.

Homeowners Multi-peril and Dwelling Fire Insurance (a)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2024	
Year	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**Total of IBNR Plus Expected Development Reported Claims**	**Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)**
2015	$78,017	$90,902	$96,173	$101,272	$102,149	$102,587	$103,135	$103,671	$103,818	$ 103,996	$ 228	7,665
2016	—	81,446	90,879	92,684	92,986	92,752	92,333	92,738	92,779	92,899	201	6,936
2017	—	—	91,443	88,937	89,652	90,958	90,877	90,652	91,132	91,685	750	5,777
2018	—	—	—	79,436	83,976	83,123	83,234	82,816	83,126	83,566	2,174	4,771
2019	—	—	—	—	95,467	94,018	96,821	99,754	101,081	100,558	3,726	5,404
2020	—	—	—	—	—	126,086	133,349	159,758	170,175	172,946	4,359	8,265
2021	—	—	—	—	—	—	187,164	186,606	186,059	187,918	10,473	11,870
2022	—	—	—	—	—	—	—	263,626	257,683	264,939	27,001	13,505
2023	—	—	—	—	—	—	—	—	232,819	209,248	52,287	8,493
2024	—	—	—	—	—	—	—	—	—	249,885	140,796	8,608
								Total		$1,557,640		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
2015	$50,939	$76,042	$87,784	$95,179	$99,200	$101,424	$102,486	$103,405	$103,569	$ 103,768
2016	—	51,663	73,037	83,311	89,144	90,989	92,001	92,367	92,605	92,698
2017	—	—	43,039	66,996	78,808	83,383	86,364	89,387	90,492	90,935
2018	—	—	—	41,014	63,958	71,809	76,311	79,247	80,796	81,392
2019	—	—	—	—	47,471	70,182	81,941	91,839	95,293	96,832
2020	—	—	—	—	—	56,173	108,388	144,298	161,961	168,586
2021	—	—	—	—	—	—	85,895	142,054	164,138	177,445
2022	—	—	—	—	—	—	—	135,793	204,788	237,938
2023	—	—	—	—	—	—	—	—	106,167	156,962
2024	—	—	—	—	—	—	—	—	—	109,089
								Total		$1,315,645
		All outstanding liabilities before 2015, net of reinsurance								108
		Liabilities for loss and LAE, net of reinsurance								$ 242,103

(a) Excludes losses from Wind-only insurance (2015 through 2024) and any hurricane and storm events prior to 2024.

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Homeowners Wind-only Insurance (a)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2024	
Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of IBNR Plus Expected Development Reported Claims	Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)
2015	$308	$ 401	$ 569	$ 692	$ 605	$ 582	$ 582	$ 582	$ 582	$ 581	$ —	100
2016	—	1,005	1,314	1,814	1,853	1,837	2,255	1,948	1,957	1,961	4	228
2017	—	—	1,529	1,119	815	792	923	991	807	802	10	157
2018	—	—	—	798	708	1,061	1,109	1,226	1,037	1,029	32	137
2019	—	—	—	—	1,132	1,501	1,833	2,359	1,909	1,822	29	154
2020	—	—	—	—	—	1,621	1,970	3,386	3,036	3,025	32	193
2021	—	—	—	—	—	—	682	1,257	1,556	1,419	112	114
2022	—	—	—	—	—	—	—	1,284	1,943	1,600	246	150
2023	—	—	—	—	—	—	—	—	2,193	953	345	107
2024	—	—	—	—	—	—	—	—	—	997	765	763
									Total	$14,189		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2015	$156	$ 332	$ 465	$ 582	$ 582	$ 582	$ 582	$ 582	$ 582	$ 581
2016	—	689	1,155	1,405	1,772	1,821	1,843	1,944	1,952	1,957
2017	—	—	484	786	789	792	792	792	792	792
2018	—	—	—	216	607	745	899	925	967	997
2019	—	—	—	—	828	1,290	1,451	1,770	1,794	1,794
2020	—	—	—	—	—	567	1,461	2,435	2,756	2,993
2021	—	—	—	—	—	—	415	799	1,161	1,307
2022	—	—	—	—	—	—	—	704	1,113	1,354
2023	—	—	—	—	—	—	—	—	330	608
2024	—	—	—	—	—	—	—	—	—	232
								Total		$12,615

Liabilities for loss and LAE, net of reinsurance $ 1,574

(a) Excludes losses from multi-peril and dwelling fire insurance (2015 through 2024) and any hurricane and storm events prior to 2024.

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Losses Specific to Any Hurricane and Storm Events prior to 2024

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2024	
Year	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**Total of IBNR Plus Expected Development Reported Claims**	**Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)**
2016	$—	$21,414	$24,126	$26,211	$28,133	$27,634	$27,634	$27,634	$27,634	$ 27,634	$ 393	2,420
2017	—	—	53,602	54,080	53,557	53,624	53,628	53,636	53,649	53,653	225	21,777
2018	—	—	—	16,543	16,532	16,532	16,532	16,476	16,466	16,466	—	1,719
2019	—	—	—	—	—	—	—	—	—	—	—	144
2020	—	—	—	—	—	30,264	46,284	55,235	61,847	64,333	5,959	3,294
2021	—	—	—	—	—	—	11,689	13,000	13,000	13,007	340	2,597
2022	—	—	—	—	—	—	—	65,325	71,860	75,718	22,261	14,187
2023	—	—	—	—	—	—	—	—	—	—	—	296
2024	—	—	—	—	—	—	—	—	—	—	—	51
								Total		$250,811		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**
2016	$—	$12,227	$20,025	$23,316	$25,849	$26,098	$26,807	$27,146	$27,169	$ 27,240
2017	—	—	43,905	47,514	47,524	49,425	53,216	53,634	53,413	53,428
2018	—	—	—	13,391	15,992	16,436	16,477	16,476	16,466	16,466
2019	—	—	—	—	—	—	—	—	—	—
2020	—	—	—	—	—	14,964	34,771	47,056	54,356	58,374
2021	—	—	—	—	—	—	9,323	12,616	12,652	12,667
2022	—	—	—	—	—	—	—	32,998	48,627	53,458
2023	—	—	—	—	—	—	—	—	—	—
2024	—	—	—	—	—	—	—	—	—	—
								Total		$221,633
					Liabilities for loss and LAE, net of reinsurance					$ 29,178

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Losses Specific to Hurricane Helene and Hurricane Milton (2024)

	Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,										As of December 31, 2024	
Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of IBNR Plus Expected Development Reported Claims	Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)
2024	$—	$—	$—	$ —	$ —	$ —	$ —	$ —	$ —	$ 121,222	$44,449	11,341
									Total	$ 121,222		

	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
2024	$—	$—	$—	$ —	$ —	$ —	$ —	$ —	$ —	$ 76,773
									Total	$ 76,773
	Liabilities for loss and LAE, net of reinsurance									$ 44,449

The reconciliation of the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses is as follows:

	December 31, 2024	December 31, 2023
Net outstanding liabilities		
Homeowners multi-peril and dwelling fire insurance	$ 242,103	$ 218,993
Homeowners wind-only insurance	1,574	3,573
Losses specific to any hurricane and storm events prior to 2024	29,178	31,773
Losses specific to Hurricane Helene and Hurricane Milton (2024)	44,449	—
Other short-duration insurance lines	6,031	12
Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	323,335	254,351
Reinsurance recoverables	522,565	330,722
Total gross liability for unpaid losses and loss adjustment expenses	$ 845,900	$ 585,073

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following is supplementary and unaudited information about average historical claims duration as of December 31, 2024:

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance Years	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**
Homeowners multi-peril and dwelling fire insurance	46.7%	22.1%	9.3%	4.1%	0.2%	0.6%	0.2%	0.0%	0.0%	0.0%
Homeowners wind-only insurance	3.3%	26.5%	15.9%	10.1%	0.4%	0.5%	0.9%	0.0%	0.0%	0.0%
Other short-duration insurance lines	37.2%	5.7%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	—	—
Losses specific to any hurricane and storm events prior to 2024	50.5%	21.8%	8.4%	4.8%	3.7%	0.4%	—	—	—	—
Losses specific to Hurricane Helene and Hurricane Milton (2024)	63.3%	—	—	—	—	—	—	—	—	—

Note 16 — Variable Interest Entities

HCI holds variable interests in two reciprocal insurance exchanges, CORE and Tailrow. The reciprocal insurance exchanges are owned by their policyholders, referred to as subscribers, who gain ownership by buying an insurance policy and making a surplus contribution. Each subscriber has certain interests in the insurance exchanges which include the right to appoint an attorney-in-fact ("AIF"), to vote for the subscribers' advisory committees and to receive dividends or premium credits if the reciprocal insurance exchanges generate a surplus. At least two-thirds of the membership of the advisory committees must be subscribers who are independent of the AIF. The advisory committees are charged with overseeing the financial affairs of the reciprocal insurance exchanges.

CORE

At inception, CORE had no subscribers nor sufficient surplus to fund its insurance operations without additional financial support. HCI provided CORE with $25,000 in exchange for a 9% subordinated surplus note. As a result, CORE is considered a variable interest entity ("VIE"). In addition, CORE entered into an AIF agreement with CRM, a wholly owned subsidiary of HCI. The AIF agreement, which was approved by the FLOIR, can be terminated at any time by mutual agreement of both parties or with cause, if the FLOIR or a court of competent jurisdiction determines that a material breach of the agreement has occurred. Under the AIF agreement, CRM, with the power of attorney given by the subscribers, will directly or indirectly conduct the daily operations of CORE by underwriting insurance policies, collecting premiums, investing funds, and processing claims. As such, subscribers do not possess the power to directly manage CORE's operations. The AIF agreement also permits CRM to contract with service providers including other HCI subsidiaries to perform certain functions. The activities which most significantly impact CORE's anticipated economic performance are its underwriting and investment results. The management and service agreements, together with HCI's subordinated surplus note in CORE, exposes HCI to more than an insignificant amount of CORE's expected economic performance. As such, HCI has variable interests in CORE.

Since HCI has the power to direct the activities of CORE that most significantly affect CORE's economic performance and the obligation to absorb losses or the right to receive benefits from CORE that could potentially be significant to CORE via the subordinated surplus note and the management and service agreements, HCI is considered the primary beneficiary of CORE, a VIE.

At December 31, 2024, the Company's maximum exposure to loss relating to CORE was $25,000. CORE's assets are legally restricted for the purpose of fulfilling obligations specific to CORE. The creditors of CORE have no legal right to pursue additional sources of payment from the Company.

Tailrow

At the reporting date, Tailrow had no subscribers. It received initial funding through the issuance of a $25,000 subordinated surplus note with an annual interest rate of 9% to Tailrow Funding, a wholly-owned subsidiary of HCI. Since Tailrow initially lacked sufficient funding and was capitalized with cash received from the Company, it is considered to be a VIE. Similar to CORE, Tailrow has an AIF agreement with TRM to perform administrative duties for the overall functioning of Tailrow. Moreover, TRM is allowed to enter into service agreements with other HCI subsidiaries on behalf of Tailrow's subscribers. With this authority, TRM will be responsible for directly and indirectly managing Tailrow's operations, including the underwriting and investment activities which have the greatest impact on Tailrow's financial performance. HCI has variable interests in Tailrow and is considered its primary beneficiary as it is exposed to risk from Tailrow's economic performance, due to the borrowed funds of the surplus note and TRM's management and service agreements.

At December 31, 2024, the Company's maximum exposure to loss relating to Tailrow was $25,000. Tailrow's assets are legally restricted for the purpose of fulfilling obligations specific to Tailrow and its creditors have no legal right to pursue additional sources of payment from the Company.

As the primary beneficiary, HCI is required to consolidate these variable interest entities. Since HCI has no equity at risk, each variable interest entity's equity and results of operations are included in noncontrolling interests. In the event of dissolution, subscribers of each variable interest entity will participate in the distribution of any remaining equity after assets have been used to repay outstanding liabilities, including subordinated debts such as HCI's 9% subordinated surplus notes comprised of unpaid principal and accrued interest. Subscribers will not be liable for any shortfall in equity.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following table summarizes the assets and liabilities related to the Company's variable interests in consolidated VIEs which are included in the accompanying consolidated balance sheets:

	December 31,	
	2024	2023
Assets:		
Cash and cash equivalents	$ 74,886	$24,635
Restricted cash	611	300
Income taxes receivable	463	—
Deferred income taxes, net	72	—
Premiums receivable, net (allowance: $1,085 and $0, respectively)	4,230	—
Prepaid reinsurance premium	13,886	—
Reinsurance recoverable, net of allowance for credit losses:		
Unpaid losses and loss adjustment expenses (allowance: $4 and $0, respectively)	3,596	—
Deferred policy acquisition costs	2,709	—
Other assets	891	65
Total assets	$101,344	$25,000
Liabilities:		
Losses and loss adjustment expenses	$ 17,415	$ —
Unearned premiums	30,204	—
Assumed premiums payable	656	—
Accrued expenses	915	—
Income taxes payable	19	—
Deferred income taxes, net	261	—
Other liabilities	1,131	—
Total liabilities	$ 50,601	$ —

Note 17 — Segment Information

The Company identifies its operating divisions based on managerial emphasis, organizational structure and revenue source. With the transaction described in *Change in Segment Information* under Note 1 — "Nature of Operations," the Company now operates under five reportable segments: insurance operations, TypTap Group, reciprocal exchange operations, real estate operations, and corporate and other. Due to their economic characteristics, the Company's property and casualty insurance division and reinsurance operations, excluding the insurance operations under reciprocal exchange operations, are grouped together into one reportable segment under insurance operations. The TypTap Group segment includes information technology operations, insurance management service operations, and its management company's activities. The reciprocal exchange segment represents the insurance operations of CORE and Tailrow, consolidated VIEs. The real estate operations segment includes companies engaged in operating commercial properties the Company owns for investment purposes or for use in its own operations. The corporate and other segment represents the activities of the holding companies and any other companies, such as CRM and TRM, that do not meet the quantitative and qualitative thresholds for a reportable segment. The determination of segments may change over time due to changes in operational emphasis, revenues, and results of operations. The Company's chief executive officer, who serves as the Company's chief operating decision maker, evaluates each division's financial and operating performance based on revenue and operating income.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

For the years ended December 31, 2024, 2023 and 2022, revenues from the insurance operations segment before intracompany elimination represented 82.3%, 86.9% and 95.4%, respectively, and revenues from the TypTap Group segment represented 12.5%, 11.6%, and 0.6%, respectively, of total revenues of all operating segments. At December 31, 2024 and 2023, insurance operations' total assets represented 83.7% and 87.0%, respectively, and TypTap Group's total assets represented 3.6% and 1.9%, respectively, of the combined assets of all operating segments. See Note 1 — "Nature of Operations" for a description of the Company's operations. The following tables present segment information reconciled to the Company's consolidated statements of income. Intersegment transactions are not eliminated from segment results. However, intracompany transactions are eliminated in segment results below.

For the Year Ended December 31, 2024	Insurance Operations	TypTap Group	Reciprocal Exchange Operations	Real Estate (a)	Corporate/ Other (b)	Reclassification/ Elimination	Consolidated
Revenue:							
Gross premiums earned (c)	$1,036,129	$ —	$ 51,207	$ —	$ —	$ (4,116)	$ 1,083,220
Premiums ceded	(387,814)	—	(21,961)	—	—	4,116	(405,659)
Net premiums earned	648,315	—	29,246	—	—	—	677,561
Net income from investment portfolio	49,218	548	1,509	—	15,467	(1,566)	65,176
Policy fee income	2,502	—	—	—	—	2,137	4,639
Other	17,223	133,948	9	14,067	10,821	(173,393)	2,675
Total revenue	717,258	134,496	30,764	14,067	26,288	(172,822)	750,051
Expenses:							
Losses and loss adjustment expenses	405,280	—	13,318	—	—	(43,890)	374,708
Amortization of deferred policy acquisition costs	91,718	—	2,779	—	—	—	94,497
Other policy acquisition expenses	56,471	39,013	5,753	—	—	(96,332)	4,905
Stock-based compensation expense	1,345	3,380	—	—	5,464	—	10,189
Interest expense	—	3,329	2,853	882	12,462	(6,182)	13,344
Depreciation and amortization	2,447	2,596	—	1,641	641	(1,140)	6,185
Personnel and other operating expenses	48,519	50,942	293	6,771	16,049	(49,778)	72,796
Total expenses	605,780	99,260	24,996	9,294	34,616	(197,322)	576,624
Income (loss) before income taxes (d)	$ 111,478	$ 35,236	$ 5,768	$ 4,773	$ (8,328)	$ 24,500	$ 173,427
Total revenue from non-affiliates (e)	$ 697,404	$ 1,048	$ 34,880	$ 10,654	$ 10,818		
Gross premiums written	$1,085,355	$ —	$ 81,412				

(a) Other revenue under real estate primarily consisted of rental income from investment properties.
(b) Other revenue under corporate and other primarily consisted of revenue from marina operations and management fees for attorney-in-fact services.
(c) Gross premiums earned under insurance operations include $4,116 earned from the reciprocal exchange operations.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

(d) The income (loss) before income taxes in the reclassification/elimination column is attributable to intercompany transactions among operating segments. The insurance operations and the reciprocal exchange operations record service fee expenses based on earned premiums or other appropriate measures, while TypTap Group and the AIF operations recognize service fee revenues according to revenue recognition standards. Although both service fee expenses and revenues are fully eliminated on consolidation, they do not completely offset each other in this presentation due to the different methods of recognition.
(e) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

For the Year Ended December 31, 2023	Insurance Operations	TypTap Group	Reciprocal Exchange Operations (a)	Real Estate (b)	Corporate/ Other (c)	Reclassification/ Elimination	Consolidated
Revenue:							
Gross premiums earned	$ 765,512	$ —	$ —	$ —	$ —	$ —	$ 765,512
Premiums ceded	(269,627)	—	—	—	—	—	(269,627)
Net premiums earned	495,885	—	—	—	—	—	495,885
Net income from investment portfolio	30,803	52	—	1	8,112	8,485	47,453
Gain on sale	—	—	—	8,811	—	(8,811)	—
Policy fee income	2,163	—	—	—	—	2,541	4,704
Other	15,791	87,873	—	9,897	2,250	(113,183)	2,628
Total revenue	544,642	87,925	—	18,709	10,362	(110,968)	550,670
Expenses:							
Losses and loss adjustment expenses	271,222	—	—	—	—	(16,643)	254,579
Amortization of deferred policy acquisition costs	86,214	—	—	—	—	—	86,214
Other policy acquisition expenses	27,852	36,837	—	—	—	(60,081)	4,608
Stock-based compensation expense	1,718	2,927	—	—	4,703	—	9,348
Interest expense	—	1,722	—	720	10,397	(1,722)	11,117
Depreciation and amortization	2,454	2,202	—	1,610	707	(1,251)	5,722
Loss on extinguishment of debt	—	—	—	177	—	(177)	—
Personnel and other operating expenses	39,616	43,813	—	6,054	6,061	(34,112)	61,432
Total expenses	429,076	87,501	—	8,561	21,868	(113,986)	433,020
Income (loss) before income taxes (d)	$ 115,566	$ 424	$ —	$ 10,148	$ (11,506)	$ 3,018	$ 117,650
Total revenue from non-affiliates (e)	$ 531,495	$ 52	$ —	$ 15,416	$ 8,087		
Gross premiums written	$ 898,622	$ —	$ —				

(a) No operation during 2023.
(b) Other revenue under real estate primarily consisted of rental income from investment properties.
(c) Other revenue under corporate and other primarily consisted of revenue from marina operations.
(d) The income (loss) before income taxes in the reclassification/elimination column results from the recast of segment information.
(e) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

For the Year Ended December 31, 2022	Insurance Operations	TypTap Group	Real Estate (a)	Corporate/ Other (b)	Reclassification/ Elimination	Consolidated
Revenue:						
Gross premiums earned	$ 724,716	$ —	$ —	$ —	$ —	$ 724,716
Premiums ceded	(261,144)	—	—	—	—	(261,144)
Net premiums earned	463,572	—	—	—	—	463,572
Net income from investment portfolio	5,602	30	—	2,736	15,739	24,107
Policy fee income	2,482	—	—	—	1,797	4,279
Gain on involuntary conversion	—	—	13,402	—	(13,402)	—
Gain from remeasurement of contingent liabilities	3,117	—	—	—	—	3,117
Other	25,380	56,292	10,365	3,752	(91,301)	4,488
Total revenue	500,153	56,322	23,767	6,488	(87,167)	499,563
Expenses:						
Losses and loss adjustment expenses	388,020	—	—	—	(16,557)	371,463
Amortization of deferred policy acquisition costs	100,669	—	—	—	—	100,669
Other policy acquisition expenses	4,462	—	—	—	—	4,462
Stock-based compensation expense	3,879	3,512	—	7,716	—	15,107
Interest expense	—	883	892	6,875	(882)	7,768
Depreciation and amortization	2,121	1,690	2,501	868	(2,401)	4,779
Impairment loss	2,284	—	—	—	—	2,284
Personnel and other operating expenses	34,781	82,992	4,884	6,548	(67,756)	61,449
Total expenses	536,216	89,077	8,277	22,007	(87,596)	567,981
(Loss) income before income taxes (c)	$ (36,063)	$(32,755)	$ 15,490	$ (15,519)	$ 429	$ (68,418)
Total revenue from non-affiliates (d)	$ 479,123	$ 30	$ 22,413	$ 3,937		
Gross premiums written	$ 726,019	$ —				

(a) Other revenue under real estate primarily consisted of rental income from investment properties.

(b) Other revenue under corporate and other primarily consisted of revenue from marina operations.

(c) The income (loss) before income taxes in the reclassification/elimination column results from the recast of segment information.

(d) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

The following table presents gross premium earned by geographic location:

	Years Ended December 31,		
	2024	2023	2022
Florida	$ 964,659	$ 642,544	$ 565,758
Non-Florida	118,561	122,968	158,958
Total gross premiums earned	$ 1,083,220	$ 765,512	$ 724,716

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following table presents segment assets reconciled to the Company's total assets on the consolidated balance sheets:

	December 31,	
	2024	2023
Segments:		
Insurance Operations	$1,905,878	$1,501,973
TypTap Group	85,762	35,197
Reciprocal Exchange Operations	105,556	25,000
Real Estate Operations	96,795	132,257
Corporate and Other	175,282	233,952
Consolidation and Elimination	(139,060)	(117,063)
Total assets	$2,230,213	$1,811,316

Note 18 — Leases

The table below summarizes the Company's ROU assets and corresponding liabilities for operating and finance leases:

	December 31,	
	2024	2023
Operating leases:		
ROU assets	$1,182	$1,407
Liabilities	$1,185	$1,408
Finance leases:		
ROU assets	$ —	$ 1
Liabilities	$ —	$ 2

The Company entered into a new lease effective March 2023 for its office space in Plantation, Florida which relates to its claims related administration. The lease has an initial term of 5.25 years.

The following table summarizes the Company's operating and finance leases in which the Company is a lessee:

Class of Assets	Initial Term	Renewal Option	Other Terms and Conditions
Operating lease:			
Office equipment	36 to 63 months	Yes	(a)
Office space	5 to 9 years	Yes	(a), (b)

(a) There are no variable lease payments.
(b) Rent escalation provisions exist.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

As of December 31, 2024, maturities of operating lease liabilities were as follows:

Due in Year		
2025	$	292
2026		301
2027		310
2028		208
2029		113
Thereafter		129
Total lease payments		1,353
Less: interest		168
Total lease obligations	$	1,185

The following table provides quantitative information with regards to the Company's operating and finance leases:

	Years Ended December 31,			
		2024		2023
Lease costs:				
Finance lease costs:				
Amortization – ROU assets*	$	—	$	21
Operating lease costs*		298		280
Short-term lease costs*		306		360
Total lease costs	$	604	$	661
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows – operating leases	$	284	$	215
Financing cash flows – finance leases	$	2	$	12

	December 31, 2024
Weighted-average remaining lease term:	
Operating leases (in years)	4.7
Weighted-average discount rate:	
Operating leases (%)	6.0%

* Included in other operating expenses on the consolidated statements of income.

In connection with the purchase of commercial real estate in December 2023 as described in *d) Real Estate Investments* under Note 5 — "Investments", the Company entered into a one-year operating lease with the seller with an effective lease date of December 18, 2023, for the term of the lease which expired on December 31, 2024.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following table summarizes the Company's operating leases in which the Company is a lessor:

Class of Assets	Initial Term	Renewal Option	Other Terms and Conditions
Operating lease:			
Office space	1 to 3 years	Yes	(c)
Retail space	3 to 20 years	Yes	(c)
Boat docks/wet slips	1 to 12 months	Yes	(c)

(c) There are no purchase options.

Note 19 — Income Taxes

A summary of income tax expense (benefit) is as follows:

	Years Ended December 31, 2024	2023	2022
Current:			
Federal	$ 34,507	$ 23,997	$ (3,853)
State	8,849	5,431	(275)
Foreign	84	67	194
Total current taxes	43,440	29,495	(3,934)
Deferred:			
Federal	1,915	(738)	(7,828)
State	494	(365)	(2,023)
Foreign	(3)	1	(30)
Total deferred taxes	2,406	(1,102)	(9,881)
Income tax expense (benefit)	$ 45,846	$ 28,393	$ (13,815)

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

	Years Ended December 31,					
	2024		2023		2022	
	Amount	%	Amount	%	Amount	%
Income taxes at statutory rate	$ 36,420	21.0	$ 24,706	21.0	$ (14,368)	21.0
Increase (decrease) in income taxes resulting from:						
State income taxes, net of federal tax benefits	7,387	4.3	4,951	4.2	(2,812)	4.1
Effects of tax rate changes	—	—	(155)	(0.1)	—	—
Stock-based compensation	(506)	(0.3)	(49)	—	(431)	0.6
Non-deductible executive compensation	2,336	1.3	1,035	0.9	1,252	(1.8)
Change in valuation allowance	—	0.0	(2,549)	(2.2)	2,549	(3.7)
Other	209	0.1	454	0.3	(5)	—
Income tax expense (benefit)	$ 45,846	26.4	$ 28,393	24.1	$ (13,815)	20.2

The Company has no uncertain tax positions or unrecognized tax benefits that, if recognized, would impact the effective income tax rates for the years ended December 31, 2024, 2023, and 2022. The tax returns

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

filed for the years ending December 31, 2023, 2022, and 2021 remain subject to examination by the Company's major taxing jurisdictions. The Company elected to classify interest and penalties, if any, arising from uncertain tax positions as income tax expense as permitted by current accounting standards. For the year ended December 31, 2024, the Company recognized approximately $2 of interest expense on underpayments related to income tax liabilities and classified that interest as income tax expense, compared to approximately $150 for the year ended December 31, 2023. There were no material amounts of interest or penalties for the year ended December 31, 2022.

For the years ended December 31, 2024 and 2023, the Company recorded $45,846 and $28,393 of income tax expense, respectively, resulting in effective tax rates of 26.4% and 24.1%, respectively. For the year ended December 31, 2022, the Company recorded income tax benefit of $13,815, resulting in an effective tax rate of 20.2%. The increase in the effective tax rate in 2024 as compared with 2023 was primarily attributable to a lower prior year effective tax rate resulting from the release of the valuation allowance during 2023 and a higher effective tax rate resulting from certain non-deductible compensation expense for 2024.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Significant components of the Company's net deferred income tax assets (liabilities) are as follows:

	December 31,	
	2024	2023
Deferred tax assets:		
Unearned premiums	$ 21,310	$ 19,378
Losses and loss adjustment expenses	3,896	3,331
Stock-based compensation	1,593	1,878
Unearned revenue	209	1,089
Net unrealized investment losses	—	732
Basis difference related to convertible senior notes	609	516
Accrued expenses	160	175
Credit losses	174	156
Organizational costs	106	116
Bad debt reserve	15	16
Property and equipment	113	—
Intercompany deferred loss	544	—
Other	17	17
Total deferred tax assets	28,746	27,404
Valuation allowance	(544)	—
Total deferred tax assets, net of valuation allowance	28,202	27,404
Deferred tax liabilities:		
Gain on involuntary conversion	(11,753)	(11,460)
Deferred policy acquisition costs	(15,285)	(11,272)
Net unrealized investment losses	(794)	—
Basis difference related to partnership investments	(1,955)	(2,249)
Prepaid expenses	(482)	(573)
Intangible assets	(105)	(541)
Property and equipment	—	(271)
Other	(586)	(526)
Total deferred tax liabilities	(30,960)	(26,892)
Net deferred tax (liabilities) assets	$ (2,758)	$ 512

The following schedule provides a reconciliation of net deferred tax assets (liabilities) shown in the preceding table to the amounts reported within the Company's consolidated balance sheet.

	December 31,	
	2024	2023
Net deferred tax assets *	$ 72	$ —
Net deferred tax (liabilities) assets	(2,830)	512
Net deferred tax (liabilities) assets	$ (2,758)	$ 512

*Amount related to consolidated variable interest entities that the Company has no right of offset.

The Company has zero federal net operating loss carryforwards available as of December 31, 2024. The Company has zero state net operating loss carryforwards available as of December 31, 2024.

A valuation allowance must be established for deferred tax assets when it is more likely than not that the deferred tax assets will not be realized based on available evidence both positive and negative, including recent operating results, available tax planning strategies, and projected future taxable income. The Company evaluates the realizability of its deferred tax assets each quarter and as of December 31, 2024, based on all available evidence, management concluded that it is more likely than not that the deferred tax assets will be realized, other than a valuation allowance on the sale of TTIC by TTIG to HCI in the amount of $544 related to the deferred intercompany taxable loss that arose during the third quarter of 2024. The Company did not have a valuation allowance established as of December 31, 2023.

Note 20 — Earnings Per Share

U.S. GAAP requires the Company to use the two-class method in computing basic earnings (loss) per share since holders of the Company's restricted stock have the right to share in dividends, if declared, equally with common stockholders. These participating securities affect the computation of both basic and diluted earnings (loss) per share during periods of net income or loss. For a majority-owned subsidiary, its basic and diluted earnings (loss) per share are first computed separately. Then, the Company's proportionate share in that majority-owned subsidiary's earnings is added to the computation of both basic and diluted earnings (loss) per share at a consolidated level.

A summary of the numerator and denominator of the basic and diluted earnings per common share is presented below:

	Income (Numerator)	Shares (a) (Denominator)	Per Share Amount
Year Ended December 31, 2024			
Net income	$ 127,581		
Less: Net income attributable to redeemable noncontrolling interests	(10,149)		
Less: Net income attributable to noncontrolling interests	(7,479)		
Net income attributable to HCI	109,953		
Less: Income attributable to participating securities	(4,110)		
Basic Earnings Per Share:			
Income allocated to common stockholders	105,843	9,997	$ 10.59
Effect of Dilutive Securities:			
Stock options	—	294	
Convertible senior notes	6,908	2,177	
Warrants	—	218	
Diluted Earnings Per Share:			
Income available to common stockholders and assumed conversions	$ 112,751	12,686	$ 8.89

(a)   Shares in thousands.

	Income (Numerator)	Shares (a) (Denominator)	Per Share Amount
Year Ended December 31, 2023			
Net income	$ 89,257		
Less: Net income attributable to redeemable noncontrolling interest	(9,370)		
Less: Net income attributable to noncontrolling interests	(853)		
Net income attributable to HCI	79,034		
Less: Income attributable to participating securities	(2,625)		
Basic Earnings Per Share:			
Income allocated to common stockholders	76,409	8,367	$ 9.13
Effect of Dilutive Securities:			
Stock options	—	83	
Convertible senior notes	7,732	2,538	
Warrants	—	56	
Diluted Earnings Per Share:			
Income available to common stockholders and assumed conversions	$ 84,141	11,044	$ 7.62

(a)   Shares in thousands.

	Loss (Numerator)	Shares (a) (Denominator)	Per Share Amount
Year Ended December 31, 2022			
Net loss	$ (54,603)		
Less: Net income attributable to redeemable noncontrolling interest	(9,106)		
Less: Net loss attributable to noncontrolling interests	5,198		
Net loss attributable to HCI	(58,511)		
Less: Loss attributable to participating securities	3,463		
Basic Loss Per Share:			
Loss allocated to common stockholders	(55,048)	8,817	$ (6.24)
Effect of Dilutive Securities: *			
Stock options	—	—	
Convertible senior notes	—	—	
Warrants	—	—	
Diluted Loss Per Share:			
Loss available to common stockholders and assumed conversions	$ (55,048)	8,817	$ (6.24)

(a)   Shares in thousands.
*   Convertible senior notes, stock options, and warrants were excluded due to antidilutive effect.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 21 — Redeemable Noncontrolling Interests

The following table summarizes the redeemable noncontrolling interest balances at December 31, 2024 and 2023:

	2024	2023
TTIG - Series A Preferred Stock	$ —	$ 96,160
Subscriber surplus contributions	1,691	—
Total redeemable noncontrolling interests	$ 1,691	$ 96,160

TTIG - Series A Preferred Stock

On January 22, 2024, TTIG entered into a Stock Redemption Agreement with Centerbridge which allowed TTIG to redeem all of the TTIG Series A Preferred Stock held by Centerbridge. The redemption totaled $100,000 plus accrued and unpaid dividends of approximately $2,923. At redemption, the difference between the consideration transferred of $102,923 and the redemption date carrying value of $96,695 is recorded as a deemed dividend and is included in net income attributable to redeemable noncontrolling interest which is subtracted from net income when calculating income available to common stockholders.

The following table summarizes the activity of TTIG Series A Preferred Stock during the years ended December 31, 2024 and 2023:

	2024	2023
Balance at January 1	$ 96,160	$ 93,553
Increase (decrease):		
Accrued cash dividends	424	1,637
Accretion – increasing dividend rates	111	687
Adjustment to maximum redemption value	6,228	—
Dividends paid	(2,923)	(3,012)
Redemption	(100,000)	—
Balance at March 31	$ —	$ 92,865
Increase (decrease):		
Accrued cash dividends	—	1,875
Accretion – increasing dividend rates	—	462
Balance at June 30	$ —	$ 95,202
Increase (decrease):		
Accrued cash dividends	—	1,876
Accretion – increasing dividend rates	—	473
Dividends paid	—	(3,750)
Balance at September 30	$ —	$ 93,801
Accrued cash dividends	—	1,875
Accretion – increasing dividend rates	—	485
Dividends paid	—	(1)
Balance at December 31	$ —	$ 96,160

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

For the year ended December 31, 2024, net income attributable to redeemable noncontrolling interest was $10,149, consisting of accrued cash dividends of $424, accretion related to increasing dividend rates of $111, an adjustment to maximum redemption value of $6,228, and a deemed dividend resulting from warrant modifications of $3,386. For the years ended December 31, 2023 and 2022, net income attributable to redeemable noncontrolling interest was $9,370 and $9,106, respectively, consisting of accrued cash dividends of $7,263 and $5,842, respectively, and accretion related to increasing dividend rates of $2,107 and $3,264, respectively. In conjunction with this redemption, the warrants held by Centerbridge were also modified. See Note 22 — "Equity" for additional information.

CORE - Subscriber Surplus Contribution

Subscriber surplus contributions in redeemable noncontrolling interests represent a refundable portion of the surplus contributions received from CORE policyholders.

The following table summarizes the activity of the subscriber surplus contribution during the years ended December 31, 2024 and 2023:

	2024	2023
Balance at January 1	$ —	$ —
Cash contribution	—	—
Return of contribution	—	—
Noncash reclassification	—	—
Balance at March 31	—	—
Cash contribution	864	—
Return of contribution	—	—
Noncash reclassification	(73)	—
Balance at June 30	791	—
Cash contribution	1,181	—
Return of contribution	—	—
Noncash reclassification	(481)	—
Balance at September 30	1,491	—
Cash contribution	908	—
Return of contribution	(4)	—
Noncash reclassification	(704)	—
Balance at December 31	$ 1,691	$ —

For the year ended December 31, 2024, subscriber surplus contribution was $1,691, consisting of cash contributions of $2,953, returned contributions of $4, and noncash reclassifications of $1,258.

Note 22 — Equity

Stockholders' Equity

Common Stock

In March 2022, the Company's Board of Directors authorized a plan to repurchase up to $20,000 of the Company's common shares before commissions and fees through December 31, 2022. The shares might be

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

purchased for cash in open market purchases, block transactions and privately negotiated transactions in accordance with applicable federal securities laws. There was no share repurchase plan approved by the Board for 2024 or 2023.

During the year ended December 31, 2022, the Company repurchased and retired 391,151 shares at weighted average price per share of $43.61 under the authorized repurchase plan. The total costs of shares repurchased under these plans, inclusive of fees and commissions, during the year ended December 31, 2022 was $17,070, or $43.64 per share.

On December 11, 2023, the Company sold an aggregate of 1,150,000 shares of the Company's common stock at a price to the public of $78 per share, pursuant to an underwriting agreement dated as of December 6, 2023 between the Company and Citizens JMP Securities, LLC, the representative of the several underwriters named in the underwriting agreement. The Company received net proceeds of $84,572, including $5,128 issuance costs. The Company intends to use the funds for general corporate purposes, including the continued assumption of policies from Citizens.

On January 22, 2024, a new shelf registration statement on Form S-3 (the "Shelf Registration") was filed, replacing the Company's old universal shelf registration statement filed in September 2023. The new Shelf Registration permits the Company to offer and sell its common stock, preferred stock, debt securities, warrants, and stock purchase contracts and units, from time to time, subject to market conditions and its capital needs. The Shelf Registration also had the effect of enabling Centerbridge to sell all or a portion of the amended and restated warrant or the shares issuable pursuant to the warrant. As a part of the Shelf Registration, the Company also announced the implementation of an "at-the-market" facility (the "ATM facility") under which the Company would have the ability to raise up to $75,000 through the issuance of new shares of common stock into the market if it were to so choose.

On October 23, 2024, the Company's Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends were paid on December 20, 2024 to stockholders of record on November 15, 2024.

Warrants

In connection with the redemption of the TTIG Series A Preferred Stock held by Centerbridge in January 2024, HCI, for the benefit of TTIG, extended the expiration dates of 450,000 warrants, which will now expire in 150,000 share increments on December 31, 2026, December 31, 2027, and December 31, 2028. The remaining 300,000 share warrants retained their original expiration date of February 26, 2025 and were exercised on March 11, 2024 through a cashless transaction, resulting in the issuance of 155,049 shares. The warrant modifications resulted in a $3,386 increase in the fair value of the warrants, which is recorded as a deemed dividend by decreasing retained income and increasing additional paid-in capital. The amount of deemed dividend is included in net income attributable to redeemable noncontrolling interest which is subtracted from net income when calculating net income available to common stockholders.

On November 12, 2024, the 150,000 warrants with an expiration date of December 31, 2026 were exercised through a cashless transaction, resulting in the issuance of 79,460 shares. On November 25, 2024, the 150,000 warrants with an expiration date of December 31, 2027 were exercised through a cashless transaction, resulting in the issuance of 77,787 shares. On December 6, 2024, 138,750 warrants with an expiration date of December 31, 2028 were exercised through a cashless transaction, resulting in the issuance of 73,971 shares.

At December 31, 2024, there were warrants outstanding and exercisable, held by Centerbridge, to purchase 11,250 shares of HCI common stock at an exercise price of $54.40.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Share Repurchase Agreement

In conjunction with the issuance of the 4.75% Convertible Senior Notes in May 2022 as described in Note 13 — "Long-Term Debt" under *Convertible Senior Notes*, the Company used $66,853 of the net proceeds to repurchase and retire an aggregate of 1,037,600 shares of its common stock at a price of $64.43 per share from institutional investors.

Noncontrolling Interests

TTIG

At December 31, 2024, there were 82,810,089 shares of TTIG's common stock outstanding, of which 7,810,089 shares were not owned by HCI.

During the years ended December 31, 2024 and 2023, TTIG repurchased and retired a total of 322,056 and 65,448 shares, respectively, of its common stock surrendered by its employees to satisfy payroll tax liabilities associated with the vesting of restricted shares. The total cost of purchasing noncontrolling interests during the years ended December 31, 2024 and 2023 was $470 and $212, respectively.

Furthermore, TTIG repurchased and retired a total of 7,277 shares of its common stock from former TTIG employees for a total cost of $13 for the year ended December 31, 2024. The total cost included the fair value of TTIG common stock and a $2 inducement cost for the purpose of curtailing the spread of share ownership.

Consolidated Variable Interest Entities

As described in Note 16 — "Variable Interest Entities," the Company has no equity interest at risk in consolidated VIEs. An insurance exchange receives surplus contributions from its subscribers in addition to policy premiums. The surplus contribution is payable to an insurance exchange on or prior to the initial effective date of coverage, in installments for certain payment plans, and on or prior to the effective date of all endorsements generating an additional premium.

Note 23 — Stock-Based Compensation

2012 Omnibus Incentive Plan

The Company currently has outstanding stock-based awards granted under the Plan which is currently active and available for future grants. With respect to the Plan, the Company may grant stock-based awards to employees, directors, consultants, and advisors of the Company. At December 31, 2024, there were 691,846 shares available for grant.

Stock Options

Stock options granted and outstanding under the incentive plan vest over a period of four years and are exercisable over the contractual term of ten years.

A summary of the stock option activity for the years ended December 31, 2024, 2023 and 2022 is as follows (option amounts not in thousands):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2022	440,000	$45.25	5.6 years	$ —
Granted	150,000	$70.00		
Outstanding at December 31, 2023	590,000	$51.54	5.9 years	$21,156
Outstanding at December 31, 2024	590,000	$51.54	4.9 years	$37,523
Exercisable at December 31, 2024	590,000	$51.54	4.9 years	$37,523

On September 15, 2023, the Company awarded its chief executive officer, Paresh Patel, an option with market-based vesting conditions to purchase 150,000 shares of its common stock. In December 2023, the award met the conditions for vesting and as a result, the unrecognized compensation balance related to the award was fully recognized. There were no options exercised during the years ended December 31, 2024, 2023 and 2022.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $14, $2,197 and $669, respectively, of compensation expense which was included in general and administrative personnel expenses. There were no deferred tax benefits related to stock options for the years ended December 31, 2024, 2023 and 2022. At December 31, 2024 and 2023, there was $0 and $14, respectively, of unrecognized compensation expense related to nonvested stock options.

The following table provides assumptions used in the pricing model to estimate the fair value of the stock options granted during the year ended December 31, 2023:

	2023
Expected dividend yield (%)	3.05
Expected volatility (%)	44.63 - 46.55
Risk-free interest rate (%)	4.49 - 5.49
Expected life (in years)	4.8

Restricted Stock Awards

From time to time, the Company has granted and may grant restricted stock awards to certain executive officers, other employees and nonemployee directors in connection with their service to the Company. The terms of the Company's outstanding restricted stock grants may include service, performance, and market-based conditions. The determination of fair value with respect to the awards containing only service-based conditions is based on the market value of the Company's stock on the grant date. For awards with market-based conditions, the fair value is determined using a Monte Carlo simulation method, which calculates many potential outcomes for an award and then establishes fair value based on the most likely outcome.

On April 17, 2024, the Company awarded its Chief Executive Officer 200,000 restricted shares of common stock. The shares will vest equally over a period of four years, with vesting dates of March 15, 2025,

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

2026, 2027, and 2028, under the condition that the price per share reaches $200 for a period of 30 consecutive trading days and that Mr. Patel remains employed by the Company.

Information with respect to the activity of unvested restricted stock awards during the years ended December 31, 2024, 2023 and 2022 is as follows:

	Number of Restricted Stock Awards	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2022	679,997	$39.72
Granted	7,000	$69.17
Vested	(333,308)	$40.01
Forfeited	(11,230)	$45.00
Nonvested at December 31, 2022	342,459	$39.86
Granted	13,000	$55.40
Vested	(75,041)	$50.55
Forfeited	(9,001)	$55.68
Nonvested at December 31, 2023	271,417	$37.12
Granted	269,200	$87.06
Vested	(49,327)	$52.92
Forfeited	(5,175)	$53.07
Nonvested at December 31, 2024	486,115	$63.00

The Company recognized compensation expense related to restricted stock, which is included in general and administrative personnel expenses, of $6,922, $4,224 and $10,926 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024 and 2023, there was approximately $20,296 and $4,043, respectively, of total unrecognized compensation expense related to nonvested restricted stock arrangements. The Company expects to recognize the remaining compensation expense over a weighted-average period of 2.9 years. The following table summarizes information about deferred tax benefits recognized and tax benefits realized related to restricted stock awards and paid dividends, and the fair value of vested restricted stock for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Deferred tax benefits recognized	$ 386	$ 921	$ 1,780
Tax benefits realized for restricted stock and paid dividends	$1,145	$ 866	$ 2,582
Fair value of vested restricted stock	$2,610	$3,793	$13,337

On October 5, 2022, 231,516 shares of restricted stock issued to employees vested one year subsequent to satisfaction of a market-based vesting condition on October 5, 2021. The Company repurchased and retired a total of 80,339 shares surrendered to satisfy payroll tax liabilities associated with the vesting of these restricted shares. The restricted shares were granted in February 2021 with a grant date fair value of $36.57 per share.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

During the years ended December 31, 2023 and 2022 no awards were issued with other than service-based vesting conditions. The following table provides assumptions used in the pricing model to estimate the fair value of the restricted stock with market-based vesting conditions granted during the year ended December 31, 2024:

	2024
Beginning price per share	$109.91
Expected volatility (%)	42.50%
Risk-free interest rate (%)	4.61%
Term (in years)	0.004

Subsidiary Equity Plan

For the years ended December 31, 2024, 2023 and 2022, TypTap Group recognized compensation expense related to its stock-based awards of $3,267, $2,927 and $3,512, respectively. At December 31, 2024 and 2023, there was $9,495 and $4,438, respectively, of unrecognized compensation expense related to nonvested restricted stock and stock options.

The sale of TTIC, as described in Note 1 — Nature of Operations, triggered a change in control clause within TTIG's equity incentive plan, causing all unvested stock-based awards to vest immediately except for TTIG restricted stock and stock options issued to the chief executive officer of HCI. The expense from immediate vesting approximated $1,087.

Note 24 — Employee Benefit Plans

The Company has a 401(k) Safe Harbor Profit Sharing Plan ("401(k) Plan") that qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees are eligible for company matching and discretionary profit sharing contributions. Plan participants may elect to defer up to one hundred percent of their pre-tax gross wages, subject to annual limitations. The Company's matching contribution is limited to a maximum of four percent of the employee's annual salary or wage and is fully vested when contributed. Eligibility and vesting of the Company's discretionary profit sharing contribution is subject to the plan participant's years of service. During the years ended December 31, 2024, 2023 and 2022, the Company contributed approximately $1,243, $1,124 and $1,037, respectively, in matching contributions, which are included in general and administrative personnel expenses. There has been no discretionary profit sharing contribution since the plan's inception.

The Company also maintains benefit plans for its employees in India including a statutory post-employment benefit plan, or gratuity plan, providing defined, lump-sum benefits. The Company's liability for the gratuity plan reflects the undiscounted benefit obligation payable as of the balance sheet date, which was based upon the employees' salary and years of service. At December 31, 2024 and 2023, the amounts accrued under the gratuity plan were $233 and $173, respectively. In addition, the Company provides matching contributions with respect to two defined contribution plans: the Provident Fund and the Employees' State Insurance Fund, both of which are available to qualifying employees in India. Expense recognized by the Company for all benefit plans in India was $59 for the year ended December 31, 2024. For the year ended December 31, 2023, $47 of expense was recognized whereas $32 of expense was derecognized for the year ended December 31, 2022.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 25 — Commitments and Contingencies

Rental Income

The Company leases available space at the Company's various investment properties to non-affiliates at various terms. In addition, the Company leases boat slips and docks on a long-term basis. Expected annual rental income due under non-cancellable operating leases for all properties owned at December 31, 2024 is as follows:

Year	Amount
2025	$ 3,396
2026	3,729
2027	3,621
2028	3,330
2029	3,247
Thereafter	29,171
Total	$46,494

Capital Commitments

As described in Note 5 — "Investments" under *c) Limited Partnership Investments*, the Company is contractually committed to capital contributions for limited partnership interests. At December 31, 2024, there was an aggregate unfunded balance of $3,255.

FIGA Assessments

In March 2022, the FLOIR approved an assessment for the Florida Insurance Guaranty Association ("FIGA") which is necessary to secure funds for the payment of covered claims relating to the liquidation of one insurance company. The FIGA assessment is levied at 1.3% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, is assessed on new and renewal policies with effective dates beginning July 1, 2022 through June 30, 2023.

In August 2022, the Florida Office of Insurance Regulation approved a 2023 assessment for FIGA which is necessary to secure funds for the payment of covered claims relating to the liquidation of two insurance companies. The 2023 FIGA assessment will be levied at 0.70% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, will be assessed on new and renewal policies with effective dates beginning January 1, 2023 through December 31, 2023.

In April 2023, the FLOIR approved an assessment for FIGA in order to secure funds for the payment of covered claims relating to the liquidation of one insurance company. The FIGA assessment will be levied at 1% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, will be assessed on new and renewal policies with effective dates beginning October 1, 2023 through September 30, 2024 and continuing until the end of the assessment year in which the Series 2023A Bonds issued by the Florida Insurance Assistance Interlocal Agency have been paid in full.

The Company's insurance subsidiaries, as member insurers, are required to collect and remit the pass-through assessments to FIGA on a quarterly basis. As of December 31, 2024 and 2023, the FIGA assessments payable by the Company were $1,793 and $2,588, respectively.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 26 — Quarterly Results of Operations (Unaudited)

The tables below summarize unaudited quarterly results of operations for 2024, 2023 and 2022.

	Three Months Ended			
	03/31/2024	06/30/2024	09/30/2024	12/31/2024
Net premiums earned	$188,538	$186,848	$155,824	$146,351
Total revenue	206,614	206,245	175,317	161,875
Losses and loss adjustment expenses	79,922	78,324	105,736	110,726
Policy acquisition and other underwriting expenses	22,139	23,452	26,104	27,707
Interest expense	3,149	3,452	3,421	3,322
Total expenses	129,184	130,219	161,237	155,984
Income (loss) before income taxes	77,430	76,026	14,080	5,891
Net income (loss)	56,956	57,099	9,392	4,134
Comprehensive income (loss)	57,019	57,635	14,048	1,465
Earnings (loss) per share:				
Basic	$ 4.76	$ 5.18	$ 0.54	$ 0.24
Diluted*	$ 3.81	$ 4.24	$ 0.52	$ 0.23

* During the quarter ended September 30, 2024, convertible senior notes were antidilutive. During the quarter ended December 31, 2024, the convertible senior notes were antidilutive.

	Three Months Ended			
	03/31/23	06/30/23	09/30/23	12/31/23
Net premiums earned	$109,559	$115,556	$122,156	$148,614
Total revenue	129,029	127,327	131,644	162,670
Losses and loss adjustment expenses	60,565	61,890	66,726	65,398
Policy acquisition and other underwriting expenses	22,720	22,618	22,768	22,716
Interest expense	2,801	2,667	2,827	2,822
Total expenses	105,893	107,061	111,556	108,510
Income before income taxes	23,136	20,266	20,088	54,160
Net income	17,793	14,882	15,669	40,913
Comprehensive income	22,756	13,202	16,421	43,839
Earnings per share:				
Basic	$ 1.78	$ 1.45	$ 1.53	$ 4.31
Diluted**	$ 1.54	$ 1.28	$ 1.34	$ 3.40

** During the quarter ended March 31, 2023, warrants were antidilutive.

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

| | Three Months Ended | | | |
	03/31/22	06/30/22	09/30/22	12/31/22
Net premiums earned	$125,763	$124,919	$106,972	$105,918
Total revenue	127,040	125,926	126,654	119,943
Losses and loss adjustment expenses	72,704	86,830	139,794	72,135
Policy acquisition and other underwriting expenses	29,408	26,863	24,678	24,028
Interest expense	601	1,515	2,813	2,839
Total expenses	123,039	137,486	190,256	117,200
Income (loss) before income taxes	4,001	(11,560)	(63,602)	2,743
Net income (loss)	2,791	(8,542)	(51,503)	2,651
Comprehensive income (loss)	7	(10,171)	(58,804)	3,593
Earnings (loss) per share:				
Basic	$ 0.09	$ (1.04)	$ (5.66)	$ 0.18
Diluted***	$ 0.09	$ (1.04)	$ (5.66)	$ 0.18

*** During the quarter ended March 31, 2022, the convertible senior notes were antidilutive. During the quarters ended June 30, 2022, September 30, 2022 and December 31, 2022, the convertible senior notes, stock options and warrants were antidilutive.

Note 27 — Regulatory Requirements and Restrictions

The Company has no restrictions on the payment of dividends to its shareholders except those restrictions imposed by insurance statutes and regulations applicable to the Company's insurance subsidiaries. As of December 31, 2024, without prior regulatory approval, $276,242 of the Company's consolidated retained earnings was free from restriction under the insurance statutes and regulations and available for the payment of dividends in 2025.

U.S.-based

The Company's U.S.-based insurance subsidiaries prepare their statutory financial statements in accordance with accounting principles prescribed or permitted by insurance regulatory authorities. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises where they are domiciled. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from entity to entity within a state, and may change in the future. Some states have adopted laws, regulations, accounting practices and procedures issued by the National Association of Insurance Commissioners ("NAIC").

U.S. GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory-basis). Statutory-basis surplus differs from stockholders' equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred, and different timing of recognizing the brokerage income for reinsurance recoverables. In addition, the recognition of deferred tax assets is based on different recoverability assumptions and material differences may also arise from the differing treatment of non-admitted assets and unrealized gains and losses from investments.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

The following tables present statutory-basis financial information determined in accordance with statutory accounting principles:

	December 31,	
	2024	**2023**
Statutory capital and surplus:		
HCPCI	$147,682	$116,743
TTIC	$156,008	$ 92,459
perRisk*	$ 21,052	$ 20,371
Minimum capital and surplus:		
HCPCI	$ 40,313	$ 38,425
TTIC	$ 39,847	$ 30,479
perRisk	$ 900	$ 900

*Incorporated in 2023.

	Years Ended December 31,		
	2024	**2023**	**2022**
Statutory net income (loss):			
HCPCI	$38,830	$12,930	$ (4,345)
TTIC	$24,864	$14,418	$(31,739)
perRisk	$ 682	$ 371	$ —

Florida property and casualty insurance companies are required to adhere to prescribed premium-to-capital surplus ratios. Florida state law requires that the ratio of 90% of written premiums divided by surplus as to policyholders does not exceed 10 to 1 for gross written premiums or 4 to 1 for net written premiums. The ratios of gross and net written premiums to surplus, which the Company's insurance subsidiaries have met the requirements for, are summarized below:

	Years Ended December 31,		
	2024	**2023**	**2022**
HCPCI:			
Gross	3.64 to 1	4.14 to 1	3.30 to 1
Net	1.66 to 1	2.69 to 1	1.66 to 1
TTIC:			
Gross	2.85 to 1	3.56 to 1	4.11 to 1
Net	1.90 to 1	2.26 to 1	2.34 to 1

State statutes in the domiciliary states of the Company's U.S.-based subsidiaries typically restrict annual dividend payments without prior regulatory approval. As a result, HCPCI was qualified to make dividend payments at December 31, 2024, 2023 and 2022. perRisk was qualified to pay dividends at December 31, 2024 and 2023. Without prior written approval, TTIC was not permitted to make any dividend payments.

Bermuda

The Bermuda Monetary Authority requires Claddaugh Casualty Insurance Company, Ltd. ("Claddaugh"), the Company's Bermuda domiciled reinsurance subsidiary, to maintain minimum capital and surplus of $2,000. At December 31, 2024 and 2023, Claddaugh's statutory capital and surplus was approximately

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

$56,071 and $87,716, respectively. For the year ended December 31, 2024, Claddaugh reported a statutory net loss of approximately $9,642. For the year ended December 31, 2023, Claddaugh reported a statutory net income of approximately $21,044 as opposed to a statutory net loss of approximately $21,575 for the year ended December 31, 2022. There was no capital contribution to or return of capital from Claddaugh during 2024 and 2023. During 2022, the Company contributed approximately $31,868 of capital to Claddaugh.

The Company's insurance subsidiaries are subject to risk-based capital ("RBC") requirements as specified by the NAIC or other regulatory authorities. Under those requirements, the amount of minimum capital and surplus maintained by a property and casualty insurance company is to be determined based on the various risks related to it. Pursuant to the RBC requirements, insurers having less statutory capital than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. At December 31, 2024 and 2023, the Company's insurance subsidiaries individually exceeded any applicable minimum risk-based capital requirements and no corrective actions have been required. As of December 31, 2024, the combined statutory capital and surplus and minimum capital and surplus of the Company's insurance subsidiaries were approximately $324,742 and $81,060, respectively.

At December 31, 2024 and 2023, restricted net assets represented by the Company's insurance subsidiaries amounted to $340,083 and $215,495, respectively.

Note 28 — Related Party Transactions

HCPCI and TTIC have reinstatement premium protection reinsurance contracts ("RPP") with various reinsurers. For one of the RPP contracts, Oxbridge Reinsurance Limited ("Oxbridge") participates as a subscribing reinsurer. One of the Company's non-employee directors, Jay Madhu, serves as Oxbridge's chairman of its board of directors and chief executive officer and is an investor in that company. Under the contracts, Oxbridge agrees to indemnify HCPCI and TTIC for a portion of reinstatement premium which HCPCI or TTIC pays or becomes liable to pay to reinstate reinsurance protection. The $1,099 premium is paid over four installments, each of which is to be deposited into a trust account in order to fully collateralize Oxbridge's obligations. Trust assets may be withdrawn by HCPCI and TTIC or the trust beneficiaries in the event amounts are due under the 2024-2025 RPP contracts.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Note 29 — Condensed Financial Information of HCI Group, Inc.

Condensed financial information of HCI Group, Inc. is as follows:

Balance Sheets

	December 31, 2024	December 31, 2023
Assets		
Cash and cash equivalents	$ 97,747	$175,762
Equity securities, at fair value	10,077	9,445
Limited partnership investments	16,329	17,517
Note receivable – related party	25,000	83,146
Investment in subsidiaries	591,742	335,934
Property and equipment, net	699	836
Right-of-use assets – operating leases	9,404	7,116
Other assets	3,206	1,691
Total assets	$754,204	$631,447
Liabilities and Stockholders' Equity		
Accrued expenses and other liabilities	$ 3,281	$ 3,039
Lease liabilities – operating leases	9,744	7,351
Income tax payable	10,010	7,180
Deferred income taxes, net	375	651
Revolving credit facility	44,000	—
Long-term debt	169,397	191,746
Due to related parties	77,739	111,183
Total liabilities	314,546	321,150
Total stockholders' equity	439,658	310,297
Total liabilities and stockholders' equity	$754,204	$631,447

Statements of Income

	Years Ended December 31, 2024	2023	2022
Net investment income	$ 13,318	$ 7,607	$ 5,498
Net realized investment gains (losses)	1,150	(554)	(1,154)
Net unrealized investment gains (losses)	639	1,060	(1,609)
Other income	—	2	1,138
Interest expense	(12,463)	(10,397)	(6,876)
Operating expenses	(9,451)	(6,398)	(9,877)
Loss before income tax and equity in subsidiaries	(6,807)	(8,680)	(12,880)
Income tax (expense) benefit	(105)	2,336	1,700
Net loss before equity in income (loss) of subsidiaries	(6,912)	(6,344)	(11,180)
Equity in income (loss) of subsidiaries	117,736	70,832	(47,331)
Net income (loss)	$110,824	$ 64,488	$(58,511)

HCI GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Statements of Cash Flows

	Years Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 110,824	$ 64,488	$ (58,511)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Stock-based compensation expense	5,150	4,323	6,430
Net realized investment (gains) losses	(1,150)	554	1,154
Net unrealized investment (gains) losses	(639)	(1,060)	1,609
Net accretion of discount on investments in fixed-maturity securities	(71)	(41)	(110)
Depreciation and amortization	1,606	1,633	1,403
Net income from limited partnership investments	(1,202)	(737)	(3,345)
Distributions from limited partnership interests	841	833	2,123
Equity in (income) loss of subsidiaries	(117,736)	(70,832)	47,331
Deferred income taxes	(276)	649	(895)
Changes in operating assets and liabilities:			
Income taxes	2,830	(1,247)	11,708
Other assets	562	383	(2,805)
Accrued expenses and other liabilities	(1,539)	1,165	4,078
Due to related parties	(5,544)	8,340	38,696
Net cash (used in) provided by operating activities	(6,344)	8,451	48,866
Cash flows from investing activities:			
Investments in limited partnership interests	(1,184)	(1,192)	(1,261)
Investment in note receivable – related party	(100,000)	(25,000)	(15,000)
Purchase of fixed-maturity securities	(49,683)	(26,585)	(52,576)
Purchase of equity securities	(5,999)	(4,904)	(11,406)
Purchase of short-term and other investments	—	(81)	(42)
Purchase of intangible assets	—	—	(3,800)
Purchase of property and equipment	(242)	(478)	(581)
Proceeds from sales of fixed-maturity securities	50,672	33	86
Proceeds from calls, repayments and maturities of fixed-maturity securities	—	26,626	54,178
Proceeds from sales of equity securities	6,238	4,660	10,975
Proceeds from sales, redemptions and maturities of short-term and other investments	—	53	570
Collection of note receivable – related party	2,994	—	—
Distributions received from limited partnership interests	2,733	3,025	4,759
Dividends received from subsidiary	33,000	40,500	51,500
Investment in subsidiaries	(36,000)	(22,000)	(41,868)
Net cash used in investing activities	(97,471)	(5,343)	(4,466)

(continued)

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Statements of Cash Flows – (Continued)

	Years Ended December 31,		
	2024	2023	2022
Cash flows from financing activities:			
Net proceeds from issuance of common stock	—	84,572	—
Repurchases of common stock	(1,037)	(784)	(71,242)
Repurchases of common stock under share repurchase plan	—	—	(17,070)
Repurchases of convertible senior notes	(466)	—	—
Debt issuance costs	(99)	(170)	(6,041)
Cash dividends paid	(16,598)	(13,719)	(15,233)
Cash dividends received under share repurchase forward contract	—	—	76
Net borrowing (repayment) under revolving credit facility	44,000	—	(15,000)
Proceeds from issuance of long-term debt	—	—	172,500
Repayment of long-term debt	—	—	(1)
Net cash provided by financing activities	25,800	69,899	47,989
Net (decrease) increase in cash and cash equivalents	(78,015)	73,007	92,389
Cash and cash equivalents at beginning of year	175,762	102,755	10,366
Cash and cash equivalents at end of year	$ 97,747	$175,762	$102,755

Note 30 — Subsequent Events

On January 1, 2025 the Company's 4.75% Convertible Senior Notes became convertible by all holders, as the Company's closing share price of common stock for 20 trading days during the final 30 trading days of the immediately preceding calendar quarter was greater than 130% of the conversion price of $80.54, thus fulfilling the conversion conditions. The notes will remain convertible at least through March 31, 2025. The Company plans to settle all conversions fully in common stock. The current conversion ratio is approximately 12.4166 shares of common stock per $1 principal amount of notes. In addition, the Company has the right to redeem the 4.75% Convertible Notes at any time after June 5, 2025, if the last reported sale price of the common stock has been at least 130% of the conversion price for at least 20 trading days during any 30 day consecutive trading day period.

On January 14, 2025, the Company's Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends are payable on March 21, 2025 to stockholders of record on February 21, 2025.

On February 18, 2025, Tailrow, a consolidated VIE, assumed polices from Citizens. As outlined in the Consent Order issued by the FLOIR, Tailrow will assume approximately 14,000 policies, representing an estimated $36,000 in annualized premiums written.

ITEM 9 – *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A – *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report (December 31, 2024). Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the principal executive officer and principal financial officer to allow timely decisions regarding required disclosures.

Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Forvis Mazars, LLP, an independent registered public accounting firm, has audited the 2024 consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an attestation report, included herein, on our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During our most recent fiscal quarter, there have been no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 9B – *Other Information*

None.

ITEM 9C – *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

ITEM 10 – *Directors, Executive Officers and Corporate Governance*

Code of Ethics

We have adopted a code of ethics applicable to all of our employees and directors, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer). We have posted the text of our code of ethics to our Internet website: www.hcigroup.com. Select "Investors" at the top and then select "Governance" and then "Code of Conduct." We intend to disclose any change to or waiver from our code of ethics by posting such change or waiver to our Internet website within the same section as described above.

The other information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2024.

ITEM 11 – *Executive Compensation*

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2024.

ITEM 12 – *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2024.

Securities authorized for issuance under equity compensation plans are summarized under Part II – Item 5 of this Form 10-K.

ITEM 13 – *Certain Relationships and Related Transactions, and Director Independence*

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2024.

ITEM 14 – *Principal Accountant Fees and Services*

The following table sets forth the aggregate fees for services related to the years ended December 31, 2024 and 2023 provided by Forvis Mazars, LLP, our principal accountant (in thousands):

	2024	2023
Audit fees (a)	$860	$640
All other fees (b)	50	151
	$910	$791

(a) Audit fees represent fees billed for professional services rendered for the audit of our annual financial statements, reviews of our quarterly financial statements included in our quarterly reports on Form 10-Q, and audit services provided in connection with other statutory and regulatory filings.

(b) All other fees represent fees billed for services provided to us not otherwise included in the category above.

The Audit Committee pre-approved all 2024 engagements and fees for services provided by our principal accountant. The Independent Registered Public Accounting Firm is Forvis Mazars, LLP (PCAOB Firm ID No. 686) located in Charlotte, North Carolina.

Other information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2024.

PART IV

ITEM 15 – *Exhibit and Financial Statement Schedules*

    (a)   Financial Statements, Financial Statement Schedules, and Exhibits

    (1)   Consolidated Financial Statements: See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

    (2)   Financial Statement Schedules:

Any supplemental information we are required to file with respect to our property and casualty insurance operations is included in Part II, Item 8 of this Form 10-K or is not applicable.

    (3)   Exhibits: See the exhibit listing set forth below:

The following documents are filed as part of this report:

EXHIBIT NUMBER	DESCRIPTION
3.1	Articles of Incorporation, with amendments. Incorporated by reference to the correspondingly numbered exhibit to our Form 10-Q filed August 7, 2013.
3.1.1	Articles of Amendment to Articles of Incorporation designating the rights, preferences and limitations of Series B Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.1 to our Form 8-K filed October 18, 2013.
3.1.2	Articles of Amendment to Articles of Incorporation canceling the rights, preferences and limitations of Series B Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.1 to our Form 8-K filed May 15, 2020.
3.2	Bylaws, with amendments. Incorporated by reference to the correspondingly numbered exhibit to our Form 8-K filed September 13, 2019.
4.1	Form of common stock certificate. Incorporated by reference to the correspondingly numbered exhibit to our Form 10-Q filed November 7, 2013.
4.2	Common Stock Purchase Warrant, dated February 26, 2021, issued by HCI Group, Inc. to CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.1 of our Form 8-K filed March 1, 2021.
4.3	Indenture, dated May 23, 2022, by and between HCI Group, Inc. and The Bank of New York Mellon Trust Company, N.A. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2022.
4.6	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 12, 2021.
4.9	See Exhibits 3.1, 3.1.1, 3.1.2 and 3.2 of this report for provisions of the Articles of Incorporation, as amended, and our Bylaws, as amended, defining certain rights of security holders.
4.10	Indenture, dated March 3, 2017, between HCI Group, Inc. and The Bank of New York Mellon Trust Company, N.A. Incorporated by reference to Exhibit 4.1 of our Form 8-K filed March 3, 2017.
4.11	Form of Global 4.25% Convertible Senior Note due 2037 (included in Exhibit 4.1). Incorporated by reference to Exhibit 4.1 of our Form 8-K filed March 3, 2017.
10.1	Preferred Stock Purchase Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., HCI Group, Inc., and CB Snowbird Holdings, L.P. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021.

EXHIBIT NUMBER	DESCRIPTION
10.2	Amended and Restated Articles of Incorporation of TypTap Insurance Group, Inc. filed February 26, 2021. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021.
10.3	Shareholders Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., CB Snowbird Holdings, L.P., HCI Group, Inc., and the other shareholders party thereto. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021.
10.4	Parent Guaranty Agreement, dated February 26, 2021, between HCI Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021.
10.5**	HCI Group, Inc. 2012 Omnibus Incentive Plan as revised April 26, 2022. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed May 6, 2022.
10.7**	Executive Employment Agreement dated November 23, 2016 between Mark Harmsworth and HCI Group, Inc. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 3, 2017.
10.8	Reimbursement Contract effective June 1, 2024 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.9	Reimbursement Contract effective June 1, 2024 between TypTap Insurance Company and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.10	Underlying Second Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.11	Second Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.12	Third Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.13	Third Layer Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.

EXHIBIT NUMBER	DESCRIPTION
10.14	County Weighted Industry Loss Reinsurance Contract effective July 9, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.15	Panhandle Named Storm Property Catastrophe Excess of Loss Reinsurance Contract effective July 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.16	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.17	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.18	Layer 3B Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.19	Layer 3B Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.20	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.21	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.22	First and Second Layer Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.

EXHIBIT NUMBER	DESCRIPTION
10.23	Layer 3C Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2024 issued to TypTap Insurance Company and Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2024.
10.25	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.26	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.27	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.28	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.29	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.30	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.31	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.32	Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.33	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.34	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.

EXHIBIT NUMBER	DESCRIPTION
10.35	Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.36	Reimbursement Contract effective June 1, 2023 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.37	Reimbursement Contract effective June 1, 2023 between TypTap Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.38	RAP Reimbursement Contract effective June 1, 2023 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Reinsurance to Assist Policyholders Program ("RAP Program"). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.39	RAP Reimbursement Contract effective June 1, 2023 between TypTap Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Reinsurance to Assist Policyholders Program ("RAP Program"). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.40	Equity Distribution Agreement between HCI Group, Inc., Truist Securities, Inc. and Citizens JMP Securities, LLC. Incorporated by reference to Exhibit 1.2 of our Form S-3 filed January 22, 2024.
10.41	Amended and Restated Common Stock Purchase Warrant between HCI Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.17 of our Form S-3 filed January 22, 2024.
10.42	Registration Rights Agreement between HCI Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.18 of our Form S-3 filed January 22, 2024.
10.43	Stock Redemption Agreement between TypTap Insurance Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.19 of our Form S-3 filed January 22, 2024.
10.44	Assumption Agreement between Homeowners Choice Property & Casualty Insurance Company, Inc. and Citizens Property Insurance Corporation. Incorporated by reference to Exhibit 99.1 of our Form 8-K filed October 2, 2023.
10.45	Assumption Agreement between TypTap Insurance Company and Citizens Property Insurance Corporation. Incorporated by reference to Exhibit 99.1 of our Form 8-K filed November 6, 2023.
10.48**	TypTap Insurance Group, Inc. 2021 Equity Incentive Plan. Incorporated by reference to Exhibit 10.5 of our Form 8-K filed March 1, 2021.
10.49**	Form of Restricted Stock Award Agreement of TypTap Insurance Group, Inc. Incorporated by reference to Exhibit 10.6 of our Form 8-K filed March 1, 2021.
10.51**	Stock Option Agreement between Paresh Patel and TypTap Insurance Group, Inc. dated October 1, 2021. Incorporated by reference to Exhibit 99.1 to our Form 8-K filed October 7, 2021.
10.52**	TypTap Insurance Group, Inc. 2021 Omnibus Incentive Plan. Incorporated by reference to Exhibit 99.2 of our Form 8-K filed October 7, 2021.

EXHIBIT NUMBER	DESCRIPTION
10.53	Purchase Agreement, dated May 18, 2022, by and among HCI Group, Inc., JMP Securities LLC and Truist Securities, Inc., as representatives of the several purchasers named therein. Incorporated by reference to Exhibit 10.1 of our Form 8-K filed May 23, 2022.
10.54**	Stock Option Agreement between Paresh Patel and HCI Group, Inc. dated September 15, 2023.
10.57**	Form of executive restricted stock award contract. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed May 1, 2014.
10.58	Purchase Agreement, dated February 28, 2017, by and between HCI Group, Inc. and JMP Securities LLC and SunTrust Robinson Humphrey, Inc., as representatives of the several initial purchasers named therein. Incorporated by reference to Exhibit 10.1 of our Form 8-K filed February 28, 2017.
10.62	Amended and Restated Credit Agreement, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023.
10.63	Security and Pledge Agreement and Revolving Credit Promissory Note, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank. Incorporated by reference to Exhibits 99.2, and 99.3 to our Form 8-K filed June 8, 2023.
10.64	Second Amended and Restated Credit Agreement, Second Amended and Restated Security and Pledge Agreement, and Renewed, Amended and Restated Revolving Credit Promissory Note, dated November 3, 2023, between HCI Group, Inc. and Fifth Third Bank. Incorporated by reference to Exhibits 99.1, 99.2, and 99.3 to our Form 8-K filed November 9, 2023.
10.65	Underwriting Agreement, dated December 6, 2023, by and between HCI Group, Inc. and Citizens JMP Securities, LLC. Incorporated by reference to Exhibit 1.1 to our Form 8-K filed December 7, 2023.
10.66**	Executive Employment Agreement between Paresh Patel and HCI Group, Inc. dated April 17, 2024. Incorporated by reference to Exhibit 99.1 to our Form 8-K filed April 23, 2024.
10.67**	Restricted Stock Award Contract between Paresh Patel and HCI Group, Inc. dated April 17, 2024. Incorporated by reference to Exhibit 99.2 to our Form 8-K filed April 23, 2024.
10.105**	Restricted Stock Award Contract between Paresh Patel and HCI Group, Inc. dated January 16, 2020. Incorporated by reference to Exhibit 99.1 to our Form 8-K filed January 23, 2020.
10.106**	Nonqualified Stock Option Agreement between Paresh Patel and HCI Group, Inc. dated January 16, 2020. Incorporated by reference to Exhibit 99.2 to our Form 8-K filed January 23, 2020.
10.124	Property Quota Share Reinsurance Contract effective December 31, 2020 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022.
10.125	Renewal Rights Agreement effective January 18, 2021 by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C. and Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022.
10.126	Property Quota Share Reinsurance Contract effective June 1, 2021 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022.

EXHIBIT NUMBER	DESCRIPTION
10.127	Renewal Rights Agreement effective December 30, 2021 by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C. and Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022.
10.128	Property Quota Share Reinsurance Contract effective December 31, 2021 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022.
10.129	Property Quota Share Reinsurance Contract effective June 1, 2022 issued to United Property and Casualty Insurance Company by TypTap Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2022.
14	Code of Conduct of HCI Group, Inc. Incorporated by reference to the correspondingly numbered exhibit to our Form 10-Q filed August 7, 2013.
19.1	HCI Group, Inc. Insider Trading Policy
21	Subsidiaries of HCI Group, Inc.
23.1	Consent of Forvis Mazars, LLP.
31.1	Certification of the Chief Executive Officer
31.2	Certification of the Chief Financial Officer
32.1	Written Statement of the Chief Executive Officer Pursuant to 18 U.S.C.ss.1350
32.2	Written Statement of the Chief Financial Officer Pursuant to 18 U.S.C.ss.1350
97**	HCI Group, Inc. Clawback Policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

** Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HCI GROUP, INC.

February 28, 2025   By /s/ Paresh Patel

Paresh Patel, Chief Executive Officer and
Chairman of The Board of Directors
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

February 28, 2025   By /s/ Paresh Patel

Paresh Patel, Chief Executive Officer and
Chairman of The Board of Directors (Principal
Executive Officer)

February 28, 2025   By /s/ James Mark Harmsworth

James Mark Harmsworth,
Chief Financial Officer
(Principal Financial and Accounting Officer)

February 28, 2025   By /s/ Karin Coleman

Karin Coleman, Chief Operating Officer and
Director

February 28, 2025   By /s/ Wayne Burks

Wayne Burks, Director

February 28, 2025   By /s/ Sanjay Madhu

Sanjay Madhu, Director

February 28, 2025   By /s/ Gregory Politis

Gregory Politis, Director

February 28, 2025   By /s/ Peter Politis

Peter Politis, Director

February 28, 2025   By /s/ Anthony Saravanos

Anthony Saravanos, Director

February 28, 2025   By /s/ Lauren Valiente

Lauren Valiente, Director

February 28, 2025   By /s/ Susan Watts

Susan Watts, Director

A signed original of this document has been provided to HCI Group, Inc. and will be retained by HCI Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Executive Officers & Directors

Paresh Patel
Chairman of the Board of Directors
Chief Executive Officer

Karin Coleman
Director
Chief Operating Officer
President, Homeowners Choice

Mark Harmsworth
Chief Financial Officer

Andrew Graham
Vice President and General Counsel, Secretary

Anthony Saravanos
Director
President, Greenleaf Capital

Gregory Politis
Lead Independent Director
President of Xenia Management LLC, a real estate portfolio management company

Wayne Burks
Director
Retired; former Chief Financial Officer and Director of Romark LC, a multinational biopharmaceutical company

Jay Madhu
Director
Chairman & Chief Executive Officer of Oxbridge Re Holding Limited, a reinsurance company

Sue Watts
Director
President of Sapience Analytics Corporation, an advanced workforce analytics firm

Peter Politis
Director
Vice President, General Counsel, and Principal at Xenia Management Corporation, a real estate portfolio management company

Lauren Valiente
Director
Lawyer; Partner, Foley & Lardner LLP

Investor Information

Form 10-K and Investor Inquiries
Direct all inquiries for investor relations information, including requests for copies of the company's Form 10-K and other reports filed with the SEC to:

Investor Relations
William Broomall, CFA
HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, FL 33619
Tel (813) 776-1012
Fax (813) 865-0170
wbroomall@typtap.com

Headquarters Location
HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, FL 33619
Tel (813) 849-9500

Annual Stockholders Meeting
The annual meeting will be held on June 10, 2025, 3:00 p.m. ET at the company's Tampa offices:
3802 Coconut Palm Drive
Tampa, FL 33619

Registrar and Transfer Agent
Equiniti Trust Company, LLC
Attn: Shareholder Services
P.O. Box 500
Newark, NJ 07101
Tel (800) 937-5449



Stock Information
The company's common shares trade on the New York Stock Exchange under the ticker symbol "HCI" and are included in the Russell 2000 Index and the S&P SmallCap 600 Index. For more information about HCI Group, visit www.hcigroup.com.

Important Cautions Regarding Forward-Looking Statements

This report may include certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," "intend," "plan," "confident," "prospects" and "project" and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in the company's filings with the Securities and Exchange Commission. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on the company's business, financial condition and results of operations. HCI Group, Inc. disclaims all obligations to update any forward-looking statements.


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NYSE: HCI

3802 Coconut Palm Drive   •   Tampa, Florida 33619
Phone: (813) 849-9500   •   www.hcigroup.com   •   contactus@hcigroup.com